Form 10-K405, Exhibit 13
period 1995-12-31
AMERICAN MANAGEMENT SYSTEMS INC
filed 1996-04-01
CIK 310624

                                  Exhibit 13



                   AMERICAN MANAGEMENT SYSTEMS, INCORPORATED

                             1995 FINANCIAL REPORT



                                   CONTENTS
- ----------------------------------------------------------------------

     Business of AMS                                            1

     Financial Statements and Notes                             3

     Report of Independent Accountants                         19

     Management's Discussion and Analysis of Financial
      Condition and Results of Operations                      20

     Assumptions Underlying Certain Forward-Looking
      Statements and Factors That May Affect Future Results    24

     Five-Year Financial Summary                               25

     Five-Year Revenues by Target Market                       26

     Selected Quarterly Financial Data and Information
      on AMS Stock                                              27

     Other Information                                         28

BUSINESS OF AMS

     OVERVIEW

     With 1995 revenues of $632 million, the business of American Management Systems, Incorporated and its wholly-owned subsidiaries ("AMS" or the "Company") is to partner with clients to achieve breakthrough performance through the intelligent use of information technology. AMS provides a full range of consulting services from strategic business analysis to the full implementation of solutions that provide genuine results, on time and within budget. AMS measures success based on the results and business benefits achieved by its clients.

     AMS is a trusted business partner for many of the largest and most respected organizations in the markets in which it specializes. Each year, approximately 85% of the Company's business comes from clients it worked with in previous years.

     Organizations in AMS's target markets -- telecommunications firms; financial services institutions; state and local governments and education organizations; federal government agencies; and other corporate clients -- have a crucial need to exploit the potential benefits of information and systems integration technology. The Company helps clients fulfill this need by continuing to build a professional staff which is composed of experts in the necessary technical and functional disciplines; managers who can lead large, complex systems integration projects; and business and computer analysts who can devise creative solutions to complex problems.

     Another significant component of AMS's business is the development of proprietary software products, either with its own funds or on a cost-shared basis with other organizations. These products are principally licensed as elements of custom tailored systems and, to a lesser extent, as stand-alone applications. The Company expensed $19.4 million in 1995, $20.4 million in 1994, and $18.7 million in 1993 for research and development associated with proprietary software. As a percentage of services and products (S&P) revenues, license and maintenance fee revenues were less than 15% during each of the last three years.

     In order to serve clients, outside of the U.S.A., AMS has expanded internationally by establishing eleven subsidiaries or branches. Exhibit 21 of this Form 10-K provides a complete listing of all AMS subsidiaries (and branches), showing name, year organized (acquired), and place of incorporation. Services and products revenues attributable to non-US operations of AMS were approximately $170.0 million in 1995, $92.1 million in 1994, and $52.8 million in 1993. Additional information on revenues, operating profits, and assets attributable to AMS's geographic areas of operation is provided in Note 11 of the consolidated financial statements appearing in Exhibit 13 of this Form 10-K.

     Founded in 1970, AMS services clients worldwide. AMS's approximately 5,400 full-time employees are located at our headquarters in Fairfax, Virginia and in offices in 48 cities throughout North America and Europe.

     TELECOMMUNICATIONS FIRMS

     AMS markets systems consulting and integration services for order processing, customer care, billing, accounts receivable, and collections, both for local exchange and interexchange carriers and for cellular telephone companies. Most of the Company's work involves developing and implementing customized capabilities using AMS's application software products as a foundation.

     FINANCIAL SERVICES INSTITUTIONS

     AMS provides information technology consulting and systems integration services to money center banks, major regional banks, insurance companies, and other large financial services firms. The Company specializes in corporate and international banking, consumer credit management, global custody and securities control systems, and bank management information systems.

     STATE AND LOCAL GOVERNMENTS AND EDUCATION

     AMS markets systems consulting and integration services, and application software products, to state, county, and municipal governments for financial management, revenue management, human resources, social services, and public safety functions. The Company also markets services and application software products to universities and colleges.

     FEDERAL GOVERNMENT AGENCIES

     The Company's clients include civilian and defense agencies and aerospace companies. Assignments require knowledge of agency programs and management practices as well as expertise in computer systems integration. AMS's work for defense agencies often involves specialized expertise in engineering and logistics.

     OTHER CORPORATE CLIENTS

     The Company also solves information systems problems for the largest firms in other industries. AMS has systems integration and operations contracts with several large organizations and intends to pursue more. AMS provides technical training and technical consulting services in software technology for large scale business systems.

FINANCIAL STATEMENTS AND NOTES

American Management Systems, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

Year Ended December 31
(In millions except per share data)          1995       1994       1993
________________________________________________________________________________
REVENUES
   Services and Products                   $561.5     $408.8     $321.7
   Reimbursed Expenses                       70.9       51.1       42.3
                                           ------     ------     ------
                                            632.4      459.9      364.0

EXPENSES
   Client Project Expenses                  348.6      246.9      189.3
   Other Operating Expenses                 192.3      140.1      115.6
   Corporate Expenses                        40.8       32.6       28.4
                                           ------     ------     ------
                                            581.7      419.6      333.3

INCOME FROM OPERATIONS                       50.7       40.3       30.7

OTHER (INCOME) EXPENSE
   Interest Expense                           2.3        1.4        0.7
   Other Income                              (1.4)      (0.6)      (0.7)
                                           ------     ------     ------
                                              0.9        0.8        0.0

INCOME BEFORE INCOME TAXES                   49.8       39.5       30.7

INCOME TAXES                                 20.6       16.1       12.9

NET INCOME                                   29.2       23.4       17.8

DIVIDENDS AND ACCRETION ON SERIES B
 PREFERRED STOCK                                -        0.3        0.8
                                           ------     ------     ------
NET INCOME TO COMMON SHAREHOLDERS          $ 29.2     $ 23.1     $ 17.0
                                           ======     ======     ======
WEIGHTED AVERAGE SHARES AND EQUIVALENTS      40.7       38.7       36.7
                                           ======     ======     ======
NET INCOME PER COMMON SHARE                $ 0.72     $ 0.60     $ 0.46
                                           ======     ======     ======



________________
See Accompanying Notes to Consolidated Financial Statements.

American Management Systems, Inc.

CONSOLIDATED BALANCE SHEETS

December 31 (In millions except per share data)        1995       1994
________________________________________________________________________________
ASSETS
- --------------------------------------------------------------------------------

CURRENT ASSETS
   Cash and Cash Equivalents                            $ 35.8   $ 34.2
   Accounts and Notes Receivable                         206.1    141.1
   Prepaid Expenses and Other Current Assets               8.9      6.7
                                                        ------   ------
                                                         250.8    182.0

FIXED ASSETS
   Equipment                                              47.4     52.7
   Furniture and Fixtures                                 14.2     12.1
   Leasehold Improvements                                 11.4     10.6
                                                        ------   ------
                                                          73.0     75.4
   Accumulated Depreciation and Amortization             (35.9)   (46.7)
                                                        ------   ------
                                                          37.1     28.7

OTHER ASSETS
   Purchased and Developed Computer Software (Net of
    Accumulated Amortization of $47,700,000 and
    $41,100,000)                                          33.0     28.8
   Intangibles (Net of Accumulated Amortization of
    $2,100,000 and $1,600,000)                             6.8      7.4
   Other Assets (Net of Accumulated Amortization of
    $4,900,000 and $3,500,000)                             9.8      5.3
                                                        ------   ------
                                                          49.6     41.5
                                                        ------   ------

TOTAL ASSETS                                            $337.5   $252.2
                                                        ======   ======



________________
See Accompanying Notes to Consolidated Financial Statements.

American Management Systems, Inc.

CONSOLIDATED BALANCE SHEETS

December 31 (In millions except per share data)            1995      1994
_______________________________________________________________________________

LIABILITIES AND STOCKHOLDERS' EQUITY
- -------------------------------------------------------------------------------
CURRENT LIABILITIES
   Notes Payable and Capitalized Lease Obligations       $ 23.1    $  9.5
   Accounts Payable                                         8.6       7.0
   Accrued Incentive Compensation                          28.3      17.1
   Other Accrued Compensation and Related Items            25.3      16.6
   Deferred Revenues                                       26.3      25.7
   Other Accrued Liabilities                                2.3       3.9
   Income Taxes Payable                                     2.3       1.8
                                                         ------    ------
                                                          116.2      81.6
   Deferred Income Taxes                                   19.0      11.0
                                                         ------    ------
                                                          135.2      92.6

NONCURRENT LIABILITIES
   Notes Payable and Capitalized Lease Obligations         20.4      12.9
   Other Accrued Liabilities                                0.7       0.7
   Deferred Income Taxes                                    5.7       7.7
                                                         ------    ------
                                                           26.8      21.3
                                                         ------    ------

TOTAL LIABILITIES                                         162.0     113.9

STOCKHOLDERS' EQUITY
   Preferred Stock ($0.10 Par Value; 4,000,000 Shares
    Authorized, None Issued or Outstanding)
   Common Stock ($0.01 Par Value; 100,000,000 Shares
    Authorized, 48,867,891 and 48,301,656 Issued and
    40,040,454 and 39,294,780 Outstanding)                  0.5      0.5
   Capital in Excess of Par Value                          65.4     60.2
   Retained Earnings                                      141.8    112.6
   Currency Translation Adjustment                         (0.7)    (1.4)
   Common Stock in Treasury, at Cost
    (8,827,437 and 9,006,876 Shares)                      (31.5)   (33.6)
                                                         ------   ------
                                                          175.5    138.3
                                                         ------   ------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY               $337.5   $252.2
                                                         ======   ======



________________
See Accompanying Notes to Consolidated Financial Statements.

American Management Systems, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

 Year Ended December 31 (In millions)                           1995        1994       1993
- ----------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income                                                    $ 29.2      $ 23.4       $ 17.8
Adjustments to Reconcile Net Income to Net Cash
 Provided by Operating Activities:
  Depreciation and Amortization                                 30.2        20.7         17.6
  Deferred Income Taxes                                          6.0         5.2          5.1
  Provision for Doubtful Accounts                                1.6         1.5          1.0
  Loss on Disposal of Assets                                       -           -          0.1
  Changes in Assets and Liabilities:
     Increase in Trade Receivables                             (66.5)      (41.0)       (16.1)
     (Increase) Decrease in Prepaid Expenses and Other
     Current Assets                                             (2.3)        1.9         (4.5)
     (Increase) Decrease in Other Assets                        (9.1)       (1.9)         0.7
     Increase in Accrued Incentive Compensation                 14.1         5.2          5.3
     Increase in Accounts Payable and Other Accrued
     Compensation and Liabilities                                8.7         5.7          1.4
     Increase (Decrease) in Deferred Revenues                    0.6        11.0         (2.3)
     Increase in Income Taxes Payable                            0.5         1.6          0.2
                                                              ------      ------       ------
  Net Cash Provided from Operating Activities                   13.0        33.3         26.3
                                                              ------      ------       ------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of Fixed Assets                                     (22.5)      (17.0)       (13.3)
  Purchase of Computer Software                                 (2.3)       (1.5)        (1.4)
  Investment in Software Products                              (13.7)       (9.9)       (11.7)
  Other Investments and Intangibles                              0.4        (0.1)        (9.1)
  Proceeds from Sale of Fixed Assets and Computer Software       0.5         0.2          0.7
                                                              ------      ------       ------
  Net Cash Used in Investing Activities                        (37.6)      (28.3)       (34.8)
                                                              ------      ------       ------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings                                                    26.5        12.8         15.0
  Payments on Borrowings                                        (5.4)       (4.5)        (6.5)
  Proceeds from Common Stock Options Exercised                   5.3         5.5          2.9
  Payments to Acquire Treasury Stock                            (0.8)          -        (18.7)
  Dividends Paid on Preferred Stock                                -        (0.3)        (0.8)
                                                              ------      ------       ------
  Net Cash Provided (Used) in Financing Activities              25.6        13.5         (8.1)
                                                              ------      ------       ------
  Increase (Decrease) in Currency Translation Adjustment         0.6         0.1         (0.3)
                                                              ------      ------       ------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS             1.6        18.6        (16.9)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                  34.2        15.6         32.5
                                                              ------      ------       ------
CASH AND CASH EQUIVALENTS AT END OF YEAR                      $ 35.8      $ 34.2       $ 15.6
                                                              ======      ======       ======

NON-CASH OPERATING AND FINANCING ACTIVITIES:
  Treasury Stock Utilized to Satisfy Accrued
   Incentive Compensation Liability                           $  2.9      $  0.6       $  2.1
  Conversion of Preferred Stock to Common Stock                    -         8.5          9.2

_______________
See Accompanying Notes to Consolidated Financial Statements.

American Management Systems, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                 (In millions)

                                                Common
                                                Stock      Capital in       Currency                                Total
                                             (Par Value    Excess of      Translation      Retained   Treasury   Stockholders'
                                                $0.01)     Par Value       Adjustment      Earnings     Stock       Equity
- -----------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1992, as
 previously reported                             $0.3       $31.8           $(1.2)          $ 72.5      $(17.6)      $ 85.8

Effect of January 5, 1996 3-for-2 Stock
 Split on December 31, 1992 Balances              0.2        (0.2)                                                      0.0

  Common Stock Options Exercised                  -           2.9                                                       2.9
  Preferred Stock Converted                       -           9.2                                                       9.2
  Tax Benefit Related to Exercise
  of Common Stock Options                                     1.0                                                       1.0
  Currency Translation Adjustment                                           (0.3)                                      (0.3)
  Common Stock Repurchased                                                                              (18.7)        (18.7)
  Restricted Stock Awarded                                                                                2.1           2.1
  1993 Net Income                                                                             17.8                     17.8
  Dividends and Accretion on Series B
    Preferred Stock                                                                           (0.8)                    (0.8)
                                                ------      ------           -----          ------      ------         -----

Balance, December 31, 1993                        0.5        44.7            (1.5)            89.5       (34.2)        99.0

  Common Stock Options Exercised                  -           5.4                                                       5.4
  Preferred Stock Converted                       -           8.5                                                       8.5
  Tax Benefit Related to Exercise of
   Common Stock Options                                       1.6                                                       1.6
  Currency Translation Adjustment                                             0.1                                       0.1
  Common Stock Repurchased                                                                                 -            -
  Restricted Stock Awarded                                                                                 0.6          0.6
  1994 Net Income                                                                             23.4                     23.4
  Dividends and Accretion on Series B
  Preferred Stock                                                                             (0.3)                    (0.3)
                                                ------      ------           -----          ------      ------        ------
Balance, December 31, 1994                        0.5        60.2            (1.4)           112.6       (33.6)       138.3

  Common Stock Options Exercised                  -           3.3                                                       3.3
  Tax Benefit Related to Exercise of
   Common Stock Options                                       1.9                                                       1.9
  Currency Translation Adjustment                                             0.7                                       0.7
  Common Stock Repurchased                                                                                (0.8)        (0.8)
  Restricted Stock Awarded                                                                                 2.9          2.9
  1995 Net Income                                                                             29.2                     29.2
                                                ------      ------          ------          ------      ------       ------
Balance, December 31, 1995                       $0.5       $65.4           $(0.7)          $141.8      $(31.5)      $175.5
                                                ======      ======          ======          ======      ======       ======

________________
See Accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

     The business of American Management Systems, Incorporated and its wholly-owned subsidiaries ("AMS" or the "Company") is to partner with clients to achieve breakthrough performance through the intelligent use of information technology. AMS provides a full range of consulting services from strategic business analysis to the full implementation of systems solutions. The Company's primary target markets include telecommunications firms, financial services institutions, state and local governments and education, federal government agencies and other corporate clients. AMS services clients worldwide through its offices in North America and Europe.

A.   Revenue Recognition

     Revenues on fixed-price contracts are recorded using the percentage of completion method based on the relationship of costs incurred to the estimated total costs of the project. Revenues on cost reimbursable contracts and time and material contracts are recorded as labor and other expenses are incurred. Losses on contracts are recorded in the period they are first determined.

     Revenues from licenses of "off-the-shelf" software products, where the Company has insignificant remaining obligations, are recorded at the time of delivery, less a proportionate amount deferred to cover the costs required to complete the performance of the contract which is later recognized on a percentage of completion basis. In contracts where the Company has significant obligations, all revenues are recognized on a percentage of completion basis. Revenues from software maintenance contracts are recognized ratably over the maintenance period.

     On benefits-funded contracts, where management believes that there is some uncertainty as to the timing of payments, revenues are deferred (and costs incurred are capitalized) until the client begins to realize the benefits. Revenues for computer services are recorded on the basis of usage at scheduled contract prices per unit of production, or the contract minimum monthly charge, whichever is greater.

     The costs associated with cost-plus government contracts are subject to audit by the U.S. Government. In the opinion of management, no significant adjustments or disallowances of costs are anticipated beyond those provided for in the financial statements.

B.   Software Development Costs

     The Company develops proprietary software products using its own funds, or on a cost-shared basis with other organizations, and records such activities as research and development. These software products are then licensed to customers, either as stand-alone applications, or as elements of custom-built systems.

     The Company accounts for software development costs in accordance with Statement of Financial Accounting Standards No. 86 -- "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed". For projects fully funded by the Company, significant development costs incurred beyond the point of demonstrated technological feasibility are capitalized and, after the product is available for general release to customers, such costs are amortized on a straight-line basis over a three-year period or other such shorter period as might be required. The Company recorded $9.5 million of amortization in 1995, $8.4 million of amortization in 1994, and $7.7 million in 1993. Unamortized costs were $28.2 million and $24.0 million at December 31, 1995 and 1994, respectively.

     Including the above mentioned amortization expense, the Company expensed $19.4 million in 1995, $20.4 million in 1994, and $18.7 million in 1993 for research and development.

     Purchased software licenses will continue to be accounted for as set forth in Note 1.C.

C.   Fixed Assets, Purchased Computer Software Licenses and Intangibles

     Fixed assets and purchased computer software licenses are recorded at cost. Furniture, fixtures, and equipment are depreciated over estimated useful lives ranging from 3 to 15 years. Leasehold improvements are amortized ratably over the lesser of the applicable lease term or the useful life of the improvement. For financial statement purposes, depreciation is computed using the straight-line method. Purchased software licenses are amortized over two to five years using the straight-line method. Intangibles are generally amortized over 5 to 15 years.

D.   Income Taxes

     Deferred income taxes included in the accompanying financial statements are primarily the result of (i) the use of the accrual method of accounting for financial statement purposes versus the use of a modified accrual method of accounting for income tax purposes, and (ii) for certain assets, the use of different depreciation methods for financial reporting than for tax reporting.

E.   Net Income per Common Share

     Net income per common share has been computed using the treasury stock method based on the weighted average number of common shares and equivalent common shares outstanding. All share and per share amounts (except with respect to historical discussions of IBM holdings of common stock and except where otherwise noted) have been adjusted to reflect the Company's three-for-two stock splits, effective January 5, 1996, and October 28, 1994, respectively.

F.   Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The carrying amount approximates fair value because of the short maturity of these instruments.

G.   Currency Translation

     For operations outside the United States that prepare financial statements in currencies other than the U.S. dollar, the Company translates income statement amounts at the average monthly exchange rates throughout the year. The Company translates assets and liabilities at year-end exchange rates. The resulting translation adjustments are shown as a separate component of Stockholders' Equity.

H.   Impact of New Accounting Pronouncements

     In 1995, the Financial Accounting Standards Board issued two new Statements of Financial Accounting Standards which the Company must adopt in 1996: No. 121 ("SFAS No. 121") "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and No. 123 ("SFAS No. 123") "Accounting for Stock-Based Compensation." The Company intends to implement SFAS No. 121 in 1996, and management expects no material adjustments to the financial statements as a result of implementing this standard. Regarding SFAS No. 123, the Company intends to implement the disclosure requirements in 1996.

I.   Principles of Consolidation

     The consolidated financial statements include the accounts of American Management Systems, Incorporated and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated.

J.   Use of Estimates

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Future actual results could be different due to these estimates.


NOTE 2 -- SIGNIFICANT CUSTOMERS

     Total revenues from the U.S. Government, comprising 72 clients in 1995, 69 clients in 1994, and 74 clients in 1993, were approximately $97.1 million in 1995, $88.5 million in 1994, and $80.1 million in 1993. No other customer accounted for 10% or more of total revenues in 1995, 1994, or 1993.


NOTE 3 -- SERIES B CUMULATIVE CONVERTIBLE PREFERRED STOCK
          (All share amounts are shown on a historical basis)

     On September 11, 1989, the Company sold to International Business Machines Corporation ("IBM") 11,700 shares of 7.5% Series A Cumulative Convertible Preferred Stock for $18 million. On November 13, 1989, these shares were exchanged for 1,170,000 shares of 7.5% Series B Cumulative Convertible Preferred Stock ("Series B Shares"), reducing the per share price to $15.38. The Series B Shares entitled the holders to an annual 7.5% cumulative preferred dividend ($1.15 per share).

     In February 1993, the Company and IBM agreed to restructure IBM's equity relationship with the Company. Under the modified equity agreement, IBM converted 409,500 Series B Shares (equivalent to 35% of the Series B Shares originally issued to IBM) into 614,250 shares of Common Stock on February 5, 1993, whereupon AMS purchased such shares of Common Stock from IBM at a purchase price of approximately $22.64 per share. The modified agreement permitted IBM to sell, at any time before September 10, 1994, such number of shares of Common Stock acquired on conversion of Series B Shares (approximately 264,000 shares of Common Stock at the current conversion ratio) as would reduce IBM's holdings to below five percent of the Company's outstanding voting securities. The Company had a right of first refusal with respect to such proposed sales. In June 1993, the Company exercised such right and acquired 300,000 shares of common stock (on conversion of 200,000 Series B Shares) for $16.00 per share. As of December 31, 1993, these Series B Shares were convertible at any time into Common Shares on a one-for-one and one-half basis and represented a 4.8% interest in the voting power of the Company on a fully diluted basis.

     In May 1994, IBM converted all of its remaining 560,500 Series B Shares into 840,750 shares of Common Stock. Shortly after conversion IBM sold all of such shares of Common Stock in the open market. Because of the conversions of Series B Shares described above, dividends payable in both 1994 and 1993 decreased from prior years. No dividends were paid to IBM in 1995, $288,000 was paid in 1994, and $834,000 was paid in 1993.

NOTE 4 -- ACCOUNTS AND NOTES RECEIVABLE

December 31 (In millions)                        1995         1994
- --------------------------------------------------------------------------------
Trade Accounts Receivable
  Amounts Billed                               $153.6       $ 98.9
  Amounts Not Billed                             50.3         42.3
  Contract Retention                              5.7          3.9
                                               ------       ------
  Total                                         209.6        145.1

Notes Receivable                                  -            -
Other Receivables                                 1.4         (0.7)
Allowance for Doubtful Accounts                  (4.9)        (3.3)
                                               ------       ------
  Total                                        $206.1       $141.1
                                               ======       ======

     Approximately 9.6% of the December 31, 1995 total accounts receivable balance relates to work performed by the Company under subcontractor agreements between the Company and a prime contractor in the child support enforcement business. These amounts span four different contracts which the prime contractor has with state/local government clients in three states. Additionally, 3.1% of the Company's total accounts receivable balance relates to a contract with a foreign government which has been experiencing cash flow difficulties. The Company expects to receive all funds due from these clients and has received payments in recent months.

NOTE 5 -- NOTES PAYABLE AND CAPITALIZED LEASE OBLIGATIONS

     In December 1993, the Company entered into a multi-currency revolving credit agreement with NationsBank of North Carolina, N.A. (the "NationsBank Agreement") that provides for borrowings of up to $15 million (or the US Dollar "USD" equivalent), less outstanding letters of credit issued by NationsBank, which at December 31, 1995 totaled $1 million. The revolving credit loan bears interest, for USD borrowings, at the lesser of NationsBank's prime rate or 0.50% over the weekly federal funds rate, and for non-USD borrowings, 0.50% over the NationsBank's 30-day LIBOR rate. The credit facility allows certain of the Company's foreign subsidiaries to borrow funds, directly from NationsBank, in their local currencies. In addition, the NationsBank Agreement requires an annual commitment fee equal to 0.25% of the $15 million commitment, payable in quarterly installments. Amounts outstanding under the revolving credit loan on December 31, 1996 are automatically converted to a four-year term note at terms defined in the NationsBank Agreement.

     In August 1994, the Company and NationsBank negotiated Amendment Number 1 to the NationsBank Agreement, which increased the borrowing capacity from $15 million to $25 million, with a corresponding increase in the annual commitment fee. All other terms of the original agreement remain in force.

     In July 1994, the Company entered into a separate revolving credit agreement with Wachovia Bank of North Carolina, N.A. (the "Wachovia Agreement") that provides for borrowings of up to $15 million, in USD, and by the parent company only. All other terms, including automatic conversion to a term note, are similar to the NationsBank Agreement.

     Both revolving credit facilities contain similar covenants with which the Company must comply. These include: (i) maintaining a minimum stockholders' equity (excluding treasury stock) of $80 million, (ii) maintaining a current ratio of at least 1.25 to 1.00, (iii) having a debt/equity ratio that does not exceed 2.0 to 1.0, (iv) maintaining the Company's interest coverage ratio at less than 3.0 to 1.0, and (v) limiting the Company to new money debt borrowings, excluding the revolving credit facilities, of $10 million annually unless the two banks agree to waive this covenant. At December 31, 1995, the Company was in compliance with all covenants.

     The aggregate weighted average borrowings under the NationsBank Agreement was approximately $15.6 million in 1995, and $2.8 million during 1994, at daily weighted average interest rates of approximately 5.9% in 1995 and 5.3% in 1994. The maximum borrowed under this agreement was $23.5 million in 1995 and $11.6 million during 1994. During 1995 and 1994, there were no borrowings under the Wachovia Agreement.

     In January 1994, the Company entered into an $8 million, unsecured 5-year term loan, at an interest rate of 5.25%, to finance the purchase of a company. Principal and interest are payable monthly through January 1999.

     During 1993, the Company entered into two unsecured, 5-year term loans totaling $15 million, at interest rates between 5.25% and 5.40% and with principal and interest payable monthly through 1998. Funds were used to prepay a $5 million unsecured note, bearing interest at 10.75%, and to replace working capital that had been used in reacquiring the Company's Common Stock. Additionally, during 1995 the Company entered into two unsecured, 7-year term loans totaling $15 million, at interest rates between 6.88% and 6.92%, and with principal and interest payable monthly through 2002. Funds were used to replace working capital that had been used in acquiring fixed assets. The Company acquired the necessary waivers to the new money debt borrowing covenant.

     The following schedule summarizes the total outstanding notes and capitalized lease obligations. Differences between the face value and the fair value are considered immaterial.

December 31 (In millions)                               1995       1994
- -------------------------------------------------------------------------------
Revolving Line-of-Credit at December 31,                 $16.3     $ 4.8

Unsecured Notes With Interest at 5.25% - 6.92%
  Principal and Interest Payable Monthly Through
  August 2002                                             27.2      17.6
                                                         -----     -----
Total Notes Payable and Capitalized Lease Obligations    $43.5     $22.4
                                                         =====     =====

Principal amounts are repayable as shown below:

    1996                                                 $23.1
    1997                                                   6.7
    1998                                                   5.7
    1999                                                   2.3
    2000 and Beyond                                        5.7
                                                         ------
                                                          43.5
    Less Current Portion                                  23.1
                                                         ------
    Long-Term Portion                                    $20.4
                                                         ======


     Interest paid by the Company totaled $2.3 million in 1995, $1.4 million in 1994, and $0.7 million in 1993.

NOTE 6 -- EQUITY SECURITIES

     At December 31, 1995, the Company had a stock option plan, 1992 Amended and Restated stock option Plan E as amended (the "1992 Plan E"), under which the Company was authorized to issue up to 3,375,000 shares of common stock as incentive stock options ("ISOs") or nonqualified stock options ("NSOs"). The 1992 Plan E, which was approved by the shareholders in May 1992, replaced Stock Option Plan E ("Plan E"). Under both plans, the exercise price of an ISO granted is not less than the fair market value of the common stock on the date of grant and for NSOs, the exercise price is either the fair market value of the common stock on the date of the grant or, when granted in connection with one-year performance periods under the Company's incentive compensation program, the exercise price may be determined by a formula selected by the Board or appropriate Board committee that is based on the fair market value of the common stock as of a date, or for a period, that is within three months of the date of grant. In cases where the average market value exceeds the exercise price, the differential is recorded as compensation expense. Under both plans, options expire up to eight years from the date of grant. Options granted are exercisable immediately, in monthly installments, or at a future date, as determined by the appropriate Board committee or as otherwise specified in the plan.

     At December 31, 1995, there were 828,068 shares available for the grant of future options under the 1992 Plan E. No options remain available for grant under any previous stock option plan. The number of option shares outstanding and exercisable at December 31, 1995, under Plan E and 1992 Plan E combined was 2,307,669 for which the aggregate exercise price was $18,921,821.

     Additional information with respect to stock options awarded pursuant to such plans is summarized in the following schedule.

                                               Number of
                                                Options          Exercise Price
                                                 Shares            per Share
- -------------------------------------------------------------------------------------
For the Year Ended December 31, 1993:
  Options Granted                              1,048,008       $ 6.83  -  $10.11
  Options Canceled                                16,599         3.55  -   10.11
  Options Exercised                              720,363         0.87  -    8.72
  Balance Outstanding at December 31, 1993     3,638,535         1.91  -   10.11

For the Year Ended December 31, 1994:
  Options Granted                                726,303         8.45  -   11.50
  Options Canceled                                48,971         3.60  -   10.11
  Options Exercised                            1,071,819         1.91  -   10.11
  Balance Outstanding at December 31, 1994:    3,244,048         3.45  -   11.50

For the Year Ended December 31, 1995:
  Options Granted                                737,752        11.53  -   19.33
  Options Canceled                                 9,486         3.59  -   11.53
  Options Exercised                              566,235         3.44  -   14.83
  Balance Outstanding at December 31, 1995     3,406,079         3.59  -   19.33

     At its February 1995 meeting, the Board authorized the Company to expend up to $10,000,000 to repurchase additional shares of its common stock, from time to time, for its stock-based benefit plans or for other corporate purposes. In 1995, the Company repurchased 60,000 shares of its common stock in the open market. In May 1995, the shareholders approved an amendment to the Company's charter, increasing the authorized number of shares of Common Stock from 40,000,000 to 100,000,000. In 1994, the Company did not repurchase, other than fractional shares from the October stock split, any of its common stock.

NOTE 7 -- INCOME TAXES

Year Ended December 31 (In millions)                                  1995           1994          1993
- -------------------------------------------------------------------------------------------------------
Income before income taxes for the year ended
 December 31 was derived in the following jurisdictions:

      Domestic                                                       $ 42.6         $36.8         $33.5
      Foreign                                                           7.2           2.7          (2.8)
                                                                     ------         -----         -----
                                                                     $ 49.8         $39.5         $30.7
                                                                     ======         =====         =====

The provision for income taxes is comprised of the following:
      Current:
         Federal                                                     $  9.4         $ 7.8         $ 6.8
         State                                                          1.8           2.1           1.3
         Foreign                                                        3.4           1.0          (0.3)
      Deferred:
         Federal                                                        5.4           5.1           4.1
         State                                                          0.6           0.2           1.0
         Foreign                                                          -          (0.1)            -
                                                                     ------         -----         -----
      Total Provision                                                $ 20.6         $16.1         $12.9
                                                                     ======         =====         =====

Tax expenses were different from the amounts computed
   by applying the statutory federal income tax rate to
   income before income taxes.
The differences were as follows:
      Federal Tax Provision Based on Statutory Rates                 $ 17.4         $13.8         $10.7
      Research and Development Tax Credits, Net of Addback             (0.5)         (0.6)         (0.5)
      State Income Tax, Net of Federal Income Tax Benefit               1.9           1.9           1.5
      Other                                                             1.8           1.0           1.2
                                                                     ------         -----         -----
      Actual Tax Provision                                           $ 20.6         $16.1         $12.9
                                                                     ======         =====         =====

Deferred tax liabilities (assets) were comprised of the following for the years ended December 31:
      Liabilities:
         Unbilled Receivables                                        $ 20.4         $15.0         $11.5
         Capitalized Software                                          10.0           9.8           9.4
         Other                                                          6.6           3.7           3.3
                                                                     ------         -----         -----
   Total Gross Deferred Tax Liabilities                                37.0          28.5          24.2

   Assets:
         Deferred Maintenance Revenue                                  (2.4)         (3.3)         (4.4)
         Restricted Stock                                              (3.0)         (1.9)         (1.7)
         Accrued Leave Costs                                           (2.2)         (1.8)         (1.4)
         Bad Debt Expense                                              (2.2)         (1.6)         (0.7)
         Other Deferred Revenue                                        (0.5)         (0.1)         (0.2)
         Other                                                         (2.0)         (1.1)         (0.7)
                                                                      ------         -----         -----
   Total Gross Deferred Tax Assets                                    (12.3)         (9.8)         (9.1)
                                                                      ------         -----         -----
   Net Deferred Tax Liabilities                                      $ 24.7         $18.7         $15.1
                                                                      ======         =====         =====

     The Company paid income taxes of approximately $16.4 million, $9.1 million, and $11.8 million, in 1995, 1994, and 1993, respectively.

NOTE 8 -- EMPLOYEE PENSION PLAN

     The Company has established a simplified employee pension plan, which became effective January 1, 1980. Contributions are based on the application of a percentage specified by the Company to the qualified gross wages of eligible employees. The Company makes annual contributions to the plan equal to the amount accrued for pension expense. Total expense of the plan was $6.3 million in 1995, $5.2 million in 1994, and $4.5 million in 1993.


NOTE 9 -- COMMITMENTS AND CONTINGENCIES

     The Company occupies production facilities and office space (real property) and uses various pieces of equipment under operating lease agreements, expiring at various dates through the year 2011.

     The commitments under these agreements, as of December 31, 1995, are summarized in the table below. Payments under the real property leases are generally subject to escalation based upon increases in the Consumer Price Index, operating expenses, and property taxes. Sublease income represents payments due to the Company from third parties under formal sublease agreements covering real property.

     Operating lease expense for 1995, 1994, and 1993 was approximately $27.9 million, $21.4 million, and $18.6 million, respectively.

     The Company recorded rental income of $0.5 million in 1995, $0.5 million in 1994, and $0.7 million in 1993, which was principally related to subleases of space not being utilized by the Company.

     The Company has several loan agreements that restrict or limit: the amount of dividends that can be paid; the selling or pledging of accounts receivable; the transfer of assets to a subsidiary; and the amount of cash that can be used to acquire another business. In addition, these agreements stipulate that the Company must maintain certain financial ratios and minimum levels of shareholders' equity.

     The Company has an extended leave program for titled employees that provides for compensated leave of eight weeks after seven years of service. The leave is not vested and can be taken only at the discretion of management. Because of the extended period over which the leave accumulates and the highly discretionary nature of the program, the amount of extended leave accumulated at any period end, which will ultimately be taken, is indeterminable. Consequently, the Company expenses such leave as it is taken.

     As reported in AMS's Form 10-Q for the quarter ended September 30, 1995 and filed November 14, 1995, Andersen Consulting LLP ("Andersen") sued AMS on July 20, 1995, claiming copyright infringement and appropriation of trade secrets, and seeking injunctive relief as well as damages. On August 25, 1995, the United States District Court for the Southern District of New York, in which the suit is pending, denied Andersen's request for a preliminary injunction based on Andersen's delay in filing suit.

     AMS has vigorously contested Andersen's claims. On August 30, 1995, AMS served its answer together with counterclaims against Andersen. In its answer, AMS denied any liability by Andersen. AMS claimed that no trade secret protection exists in the concepts cited by Andersen and that AMS has utilized no confidential information of Andersen. AMS claimed that Andersen defamed AMS and attempted to interfere with AMS's contracts and opportunities by disseminating false statements regarding AMS. Management believes that the resolution of this matter will not have a material impact on the financial condition or the results of operations of the Company.

                    Gross Rentals and Maintenance Payments
                    --------------------------------------

                                                                                     Net Rentals
                                                                                         and
                                                                       Sublease      Maintenance
(In millions)            Real Property    Equipment      Total          Income        Payments
- ------------------------------------------------------------------------------------------------
1996                        $ 23.2          $2.4         $ 25.6          $0.1           $ 25.5
1997                          22.6           2.1           24.7           0.1             24.6
1998                          20.6           0.9           21.5           -               21.5
1999                          19.5           0.6           20.1           -               20.1
2000                          17.2           0.2           17.4           -               17.4
2001 through 2011            121.1            -           121.1           -              121.1
                            ------          ----         ------        ------           ------

Total                       $224.2          $6.2         $230.4          $0.2           $230.2
                            ======          ====         ======        ======           ======

NOTE 10 -- RELATED PARTY TRANSACTIONS

          The Company incurred legal fees and reimbursable expenses payable to Shaw, Pittman, Potts & Trowbridge, general counsel to the Company, totaling approximately $2.5 million, $2.0 million, and $1.4 million in 1995, 1994, and 1993, respectively. A member of the firm of Shaw, Pittman, Potts & Trowbridge is the spouse of one of the Company's executive officers.


NOTE 11 -- BUSINESS SEGMENT AND GEOGRAPHIC AREA INFORMATION

          AMS operates in one industry segment -- providing computer and information technology products and services to large clients in targeted vertical markets. However, AMS markets its services and products worldwide and its operations can be grouped into two main geographic areas according to the location of each AMS company. The two groupings consist of United States locations and non-US locations (Canada, England, Belgium, Portugal, Sweden, The Netherlands, Mexico, Spain, Switzerland, Australia, and Germany). Pertinent financial data, by geographic area, is summarized below.

Year Ended December 31 (In millions)          1995        1994       1993
- --------------------------------------------------------------------------------
Services and Products Revenues
  U.S. Companies                            $490.1      $356.3     $288.4
  Non-US Companies                            71.4        52.5       33.3
                                            ------      ------     ------
  Consolidated Total                         561.5       408.8      321.7
                                            ======      ======     ======
Income (Loss) From Operations
  U.S. Companies                              44.4        37.6       33.6
  Non-US Companies                             6.3         2.7       (2.9)
                                            ------      ------      ------
  Consolidated Total                          50.7        40.3       30.7
                                            ======      ======     ======
Identifiable Assets
  U.S. Companies                             290.0       231.5      172.6
  Non-US Companies                            47.5        20.7       12.4
                                            ------      ------     ------
  Consolidated Total                        $337.5      $252.2     $185.0
                                            ======      ======     ======

          Revenues from AMS's U.S. Companies include export s ales to non-US clients of $98.6 million in 1995, $39.6 million in 1994, and $19.5 million in 1993. As a result, the Company's total non-US services and products revenues were as follows:

Year Ended December 31 (In millions)                   1995           1994        1993
- ----------------------------------------------------------------------------------------
   Exports By U.S. Companies                          $ 98.6         $39.6        $19.5
   Non-US Companies                                     71.4          52.5         33.3
                                                      ------         -----        -----
   Total Non-US Services and Products Revenues        $170.0         $92.1        $52.8
                                                      ======         =====        =====
      Percent of Total Services and Products Revenues  30.3%         22.5%        16.4%
                                                      ======         =====        =====

REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Stockholders of American Management Systems, Incorporated

     In our opinion, the accompanying consolidated financial statements appearing on pages 3 to 18 of the 1995 Financial Statements present fairly, in all material respects, the financial position of American Management Systems, Incorporated and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Washington, D.C.
February 14, 1996

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated the percentage of revenue of major items in the Consolidated Statements of Operations and the percentage change in such items from period to period (see "Financial Statements and Notes"). The effect of inflation and price changes on the Company's revenues, income from operations, and expenses, is comparable to the general rate of inflation in the U.S. economy.

                                                                                               Period-to-Period
                                                  Percentage of Total Revenue                       Change
                                                  ---------------------------                 -------------------
                                                                                              1995           1994
                                                                                               vs.            vs.
                                                1995         1994         1993                1994           1993
- --------------------------------------------------------------------------------------------------------------------
Revenues
   Services and Products                       88.8%        88.9%        88.4%                37.4%         27.1%
   Reimbursed Expenses                         11.2         11.1         11.6                 38.7          20.8
                                              -----        -----        -----
                                              100.0        100.0        100.0                 37.5          26.3

Expenses
   Client Project Expenses                     55.1         53.6         52.0                 41.2          30.4
   Other Operating Expenses                    30.4         30.5         31.8                 37.3          21.2
   Corporate Expenses                           6.5          7.1          7.8                 25.2          14.8
                                              -----        -----        -----
                                               92.0         91.2         91.6                 38.6          25.9

Income from Operations                          8.0          8.8          8.4                 25.8          31.3

Other (Income) Expense                          0.1          0.2          0.0                 12.5             -
                                              -----        -----        -----
Income Before Income Taxes                      7.9          8.6          8.4                 26.1          28.7

Income Taxes                                    3.3          3.5          3.5                 28.0          24.8
                                              -----        -----        -----
Net Income                                      4.6          5.1          4.9                 24.8          31.5

Dividends and Accretion on Series B
 Preferred Stock                                  -          0.1          0.2                    -         (62.5)
                                              -----        -----        -----
Net Income to Common Shareholders               4.6          5.0          4.7                 26.4          35.9

Weighted Average Shares and Equivalents                                                        5.2           5.4

Net Income per Common Share                                                                   20.0          30.4

     This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") contains certain forward-looking statements. In addition, the Company or its representatives from time to time may make, or may have made, forward-looking statements, orally or in writing, including, without limitation, in the MD&A contained in other filings with the Securities and Exchange Commission. The Company wishes to ensure that such forward-looking statements are accompanied by meaningful cautionary statements so as to ensure to the fullest extent possible the protections of the safe harbor established by the Private Securities Litigation Reform Act of 1995. Accordingly, such forward-looking statements made by, or on behalf of, the Company are qualified in their entirety by reference to, and are accompanied by, the discussion in this Form 10-K of important factors that could cause the Company's actual results to differ materially from those projected in such forward-looking statements.

     REVENUES

     Services and products revenues ("S&P revenues") increased 37% and 27% during 1995 and 1994 compared to the preceding year. Over 85% of each year's S&P revenues came from clients for whom the Company performed services in prior years. Looking ahead to 1996, the Company expects continued substantial growth; however, at lower rates of increase than was experienced in 1995 and 1994.

     Business with non-US clients increased 85% and 74% (to $170 million and $92 million) during 1995 and 1994, respectively, and accounted for approximately 51% and 45% of the total S&P revenue increase of the Company for these two years. Business with European clients has dominated the rise in non-US business, increasing 83% (to $139 million) and 166% (to $76 million) in each of the past two years, with revenues from Telecommunications Firms being the principal driver. For the year 1996, the Company expects the rate of increase in non-US business, and European business in particular, to be somewhat lower than the rates of increase realized in 1995.

     In the Telecommunications Firms market, S&P revenues increased 70% compared to 1994. Over 79% of this increase is attributable to business with non-US clients, which increased 109% during 1995 (to $129 million). Business in this market is characterized by large projects, with relatively few clients. Approximately 80% of the 1995 S&P revenues in this market came from work with 12 clients. Comparing 1994 to 1993, S&P revenues had increased 55% overall, with a 150% increase in non-US business. For 1996, the Company expects the annual growth rate in this market will be below that for 1995 but greater than the Company's overall growth rate.

     In the Financial Services Institutions target market, 1995 S&P revenues increased 44% over 1994, owing principally to build-ups in business with clients who started large projects in the second half of 1994. Business with non-US clients account for approximately 28% of the revenues in this market ($37 million). Comparing 1994 to 1993, business in this market had increased 53%, with approximately one-fourth of the 1994 increase attributable to the Company's acquisition of Vista Concepts, Inc., which occurred in December 1993. For 1996, the Company expects S&P revenue growth in this market to increase at rates in line with the Company's overall revenue growth.

     In the State and Local Government and Education target market, S&P revenues increased 17% in 1995 and 24% in 1994. The 1995 increase was fueled by several large contracts with state taxation departments seeking to make substantial improvements in their ability to collect delinquent taxes. On some of these contracts, the Company's fees are paid out of the benefits (increased collections) that the client achieves. For such contracts where the timing of the benefits are uncertain, the Company defers revenues (and profits) until a future date. The Company expects S&P revenues in the State and Local Government and Education market to increase in 1996, at rates in line with the increase in the Company's overall S&P revenues.

     S&P revenues in the Federal Government Agencies target market increased 9% in 1995, after having decreased 4% in 1994. The Company expects S&P revenues in this target market, for 1996, to increase at approximately the same rate as 1995.

     S&P revenues from Other Corporate Clients increased 20% in 1995 and 5% during 1994. S&P revenues from this market, which represents business not covered by the Company's other markets, for 1996, are expected to increase at a rate in line with the Company's overall growth in S&P revenues. The largest contributor to the 1995 increase, and projected 1996 increase, is in the Company's business with health care institutions, where 1995 revenues exceeded $13 million.

     EXPENSES

     Client project expenses and other operating expenses together increased 39%, approximately the same rate as the S&P revenue growth rate. While some expenses such as, client project, recruiting, staff development, employee relocation, and the European infrastructure, increased at rates greater than the overall Company growth rate, other expenses, such as product support, research and development, and business development, increased at rates below the overall growth rate. Comparing 1994 to 1993, client project and other operating expenses increased 27%, which was also the growth rate in S&P revenues. Looking to 1996, the Company anticipates that these expenses will be more in line with the slower revenue growth.

     Corporate expenses increased 25% and 15% in 1995 and 1994, respectively. For both years, the slower growth is principally due to the aggregate increases in corporate sponsored technology and training programs, and performance-based compensation accruals at rates slower than the revenue growth.

     INCOME FROM OPERATIONS

     Income from operations increased 26% in 1995, compared to 1994. This rate of increase was less than the S&P revenue increase, because 1) the Company invested heavily in building up its staff capacity, and 2) margins at the project level were reduced due to the stress of absorbing so many new people. Comparing 1994 to 1993, income from operations increased 31%, which was slightly greater than the revenue growth rate. For 1996, if the Company is successful in controlling the S&P growth rate, the Company expects profit margins to be greater than the 1995 level.

     OTHER (INCOME) EXPENSE

     Interest expense increased 64% in 1995, and 102% in 1994, because of interest payments on additional long-term debt incurred by the Company during 1993, 1994 and 1995. Other income increased 125% in 1995, compared to 1994, due primarily to higher levels of short-term investments throughout 1995, when compared to 1994.

     INCOME TAXES

     The Company's effective tax rate for 1995 was 41.4% compared to 40.8% in 1994. The increase in tax rates is primarily due to 1995 losses in a foreign subsidiary, and lower research tax credits. The 1993 effective tax rate was 42.1%.

FOREIGN CURRENCY EXCHANGE

     Approximately 30% of the Company's total S&P revenues in 1995, 23% in 1994, and 16% in 1993, were derived from non-US business. The Company's practice is to negotiate contracts in the same currency in which the predominant expenses are incurred, thereby mitigating the exposure to foreign currency exchange fluctuations. It is not possible to accomplish this objective in all cases, and therefore the Company does take some risk that profits will be impacted by foreign currency exchange fluctuations. However, these risks may be mitigated to the extent to which the Company: 1) successfully negotiates short-term contracts (one year or less), or 2) negotiates provisions that allow pricing adjustments related to currency fluctuations.


LIQUIDITY AND CAPITAL RESOURCES

     The Company provides for its operating cash requirements primarily through funds generated from operations, using bank borrowings primarily for cash and currency management with respect to the short term impact of certain cyclical uses such as annual payments of incentive compensation. At December 31, 1995, the Company's cash and cash equivalents totaled $35.8 million, up from $34.2 million at the end of 1994. For 1995 cash provided from operating activities was $13.0 million. Cash provided from operating activities was lower than expected due to increases in the Company's accounts receivable and to continued delays in collecting accounts receivable related to subcontract work with a prime contractor in the child support enforcement business, and a receivable related to a contract with a foreign government which is experiencing continued cash flow problems. The Company expects to receive all funds due from these clients, and has received payments in recent months.

     The Company invested over $28.5 million in purchases of fixed assets and software, and in computer software development during 1995. The Company, including its foreign subsidiaries, borrowed an aggregate of $26.5 million. Of this total, $15.0 million represented two 7-year fixed rate borrowings. The remaining net increase in borrowed money debt of $11.5 million consisted of foreign currency borrowings by the Company's foreign subsidiaries under the Company's $25 million revolving line of credit with a U.S. bank, all of which borrowings remained at December 31, 1995. The aggregate weighted average short-term borrowings during 1995 was approximately $15.6 million, at a weighted average interest rate of 5.9%. During 1995, the Company made approximately $5.4 million in installment payments of principal on outstanding debt owed to banks; the Company also received approximately $5.3 million during the period from the exercise of stock options.

     At December 31, 1995, the Company's debt-equity ratio, as measured by total liabilities divided by common stockholders' equity, was 0.92, up from 0.82 at December 31, 1994.

     The Company's material unused source of liquidity at the end of 1995 consisted of approximately $22.7 million under its revolving lines of credit. In July 1994, the Company entered into a $15 million revolving credit facility with a second U.S. bank, and in August 1994, increased its other revolving credit facility from $15 million to $25 million. Accordingly, the Company's aggregate borrowing capacity under revolving lines of credit is $40 million. The Company believes that its liquidity needs can be met from the various sources described above.

     All share and per share amounts (except with respect to historical discussions of IBM holdings of common stock and except where otherwise noted) have been adjusted to reflect the effect of the Company's three-for-two stock splits, effective January 5, 1996 and October 28, 1994, respectively.

                ASSUMPTIONS UNDERLYING CERTAIN FORWARD-LOOKING

                                STATEMENTS AND

                    FACTORS THAT MAY AFFECT FUTURE RESULTS



     In the next few years, the Company expects growth in both revenues and profits to continue at rates slightly higher than the Company's historical long-term rates, although not at the exceptional rates posted in 1994 and 1995. This more controlled and lower growth should enable the Company to improve its profit margins which were reduced during the last two years owing to heavy investment in building up staff capacity, infrastructure, and the stress of absorbing so many new people.

     The Company faces a number of risks in continuing to expand even at these more moderate rates; and the principal risks are those of project delivery and staffing. AMS has established a reputation in the marketplace of being a firm which delivers on time and in accordance with specifications regardless of the complexity of the application and the technology. The Company's customers often have a great deal at stake in being able to meet market and regulatory demands. In order to meet our contractual commitments, AMS must continue to be able to successfully recruit, train, and assimilate large numbers of new employees annually. Moreover, this staff must be re-deployed on projects throughout North America, Europe, and other locations.

     There is also the risk of successfully managing large projects and the risk of a material impact on results because of the unanticipated suspension or cancellation of a large project. The suspension or cancellation of a project could result in a drop in revenues, the need to relocate staff, a potential dispute with a client regarding money owed, and a diminution of AMS's reputation. Certain other risks, including, but not limited to, the Company's increasing international scope of operations, are discussed elsewhere in this Form 10-K. Because the Company operates in a rapidly changing and highly competitive market, additional risks not discussed in this Form 10-K may emerge from time to time. The Company cannot predict such risks or assess the impact, if any, such risks may have no its business. Consequently, the Company's various forward-looking statements, made, or to be made, should not be relied upon as a prediction of actual results.

FIVE-YEAR FINANCIAL SUMMARY

Year Ended December 31/1//
(In millions except share and per share data)              1995           1994          1993           1992          1991
- -------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
- -------------------------------------------------------------------------------------------------------------------------------
   Services and Products Revenues                        $561.5         $408.8        $321.7         $295.5        $246.4
   Total Revenues                                         632.4          459.9         364.0          332.5         284.4

   Client Project Expenses                                348.6          246.9         189.3          175.2         153.1
   Other Operating Expenses                               192.3          140.1         115.6          104.7          94.4
   Corporate Expenses                                      40.8           32.6          28.4           23.2          16.8
                                                         ------         ------        ------         ------        ------
   Total Operating Expense                                581.7          419.6         333.3          303.1         264.3
                                                         ------         ------        ------         ------        ------

   Income From Operations                                  50.7           40.3          30.7           29.4          20.1

   Other (Income) Expense                                   0.9            0.8           -              -           (0.1)
                                                         ------         ------        ------         ------        ------

   Income Before Income Taxes                              49.8           39.5          30.7           29.4          20.2

   Income Taxes                                            20.6           16.1          12.9           11.9           7.6

   Income Before Cumulative Effect of                    ------         ------        ------         ------        ------
    Change in Accounting Method                            29.2           23.4          17.8           17.5          12.6

   Cumulative Effect of Change in
    Accounting for Income Taxes/2/                          -              -             -              1.6           -
                                                         ------         ------        ------         ------        ------
   Net Income                                              29.2           23.4          17.8           19.1          12.6

   Dividends and Accretion on Series B
    Preferred Stock                                         -              0.3           0.8            1.5           1.5
                                                         ------         ------        ------         ------        ------
   Net Income per Common Shareholders                    $ 29.2         $ 23.1        $ 17.0         $ 17.6        $ 11.1
                                                         ======         ======        ======         ======        ======

PER COMMON SHARE DATA
- -------------------------------------------------------------------------------------------------------------------------------

  Income per Common Share Before Cumulative
   Effect of Change in Accounting Method                 $ 0.72         $ 0.60        $ 0.46         $ 0.45        $ 0.32

  Cumulative Effect per Common Share of
   Change in Accounting for Income Taxes/3/                -               -             -             0.05           -
                                                         ------         -------       ------         ------        ------
  Net Income per Common Share                            $ 0.72         $  0.60       $ 0.46         $ 0.50        $ 0.32
  Weighted Average Shares and Equivalents            40,707,633      38,731,422   36,663,440     35,466,059    34,960,943
  Common Shares Outstanding at Year End              40,040,454      39,294,780   36,258,602     35,265,923    33,683,625

FINANCIAL POSITION
- -----------------------------------------------------------------------------------------------------------------------------

  Total Assets                                           $337.5         $ 252.2       $185.0         $165.9        $146.5
  Fixed Assets, Net                                        37.1            28.7         21.3           16.8          17.2
  Working Capital                                         115.6            89.4         67.3           72.2          48.5
  Noncurrent Liabilities                                   26.8            21.3         19.6           12.0          11.6
  Stockholders' Equity                                    175.5           138.3         99.0           85.8          62.2

____________________________________

/1/ 1991 amounts have been restated in accordance with the Company's adoption, in 1992, of new software revenue recognition principles. Additionally, certain operating expenses for 1991-1993 have been reclassified for comparative purposes.

/2/  In 1992, the Company adopted FAS 109 -- Accounting for Income Taxes.

/3/ All share and per share data have been restated to reflect the three-for-two stock split that was effective on January 5, 1996.

FIVE-YEAR REVENUES BY TARGET MARKET



Year Ended December 31 (In millions)/1/ /2/      1995         1994         1993         1992         1991
- ------------------------------------------------------------------------------------------------------------
Services and Products

  Telecommunication Firms                      $205.2       $120.6       $ 77.8       $ 61.2       $ 32.4
  Financial Services Institutions               131.3         91.5         59.9         57.1         49.7
  State and Local Governments and Education      95.9         81.6         66.0         59.9         52.5
  Federal Government Agencies                    95.8         87.5         91.6         89.8         75.2
  Other Corporate Clients                        33.3         27.6         26.4         27.5         36.6
                                               ------       ------       ------       ------       ------
  Total Services and Products Revenues          561.5        408.8        321.7        295.5        246.4
Reimbursed Expenses Revenues                     70.9         51.1         42.3         37.0         38.0
                                               ------       ------       ------       ------       ------
Total Revenues                                 $632.4       $459.9       $364.0       $332.5       $284.4
                                               ======       ======       ======       ======       ======




__________________________________

/1/ 1991 amounts have been restated in accordance with the Company's adpotion, in 1992, of new software revenue recognition principles.

/2/ Effective in 1993, the Company eliminated Energy Industry Clients as a separately reported market with the revenues reclassified under Federal Government Agencies and Other Corporate Clients.

SELECTED QUARTERLY FINANCIAL DATA AND INFORMATION ON AMS STOCK (UNAUDITED)

    The following summary represents the results of operations for the two years in the period ended December 31, 1995. The common stock of American Management Systems, Inc., is traded in the NASDAQ over-the-counter market under the symbol AMSY. References to the stock prices are the high and low bid prices during the calendar quarters.

                      (In millions except per share data)


                                                        Net Income to       Net Income
                                   Income Before            Common          per Common         Stock Bid Price
                                                                                               ---------------
                       Revenues     Income Taxes         Shareholders         Share            High        Low
- ----------------------------------------------------------------------------------------------------------------------
1995:
- ----------------------------------------------------------------------------------------------------------------------

March 31               $135.7          $ 8.3               $ 4.9              $0.12          $14.000     $11.417
June 30                 157.5           11.5                 6.6               0.16           16.917      12.667
September 30            162.7           12.9                 7.5               0.19           18.333      15.500
December 31             176.5           17.1                10.2               0.25           20.500      15.583

1994:
- ----------------------------------------------------------------------------------------------------------------------

March 31               $100.3          $ 7.9               $ 4.5              $0.12          $ 9.111     $ 8.167
June 30                 109.8           10.1                 5.8               0.15           11.111       8.611
September 30            119.1            9.8                 5.8               0.15           12.000       9.555
December 31             130.7           11.7                 7.0               0.18           12.833      10.250

     The Company has never paid any cash dividends on its common stock and does not anticipate paying dividends in the foreseeable future. Its policy is to invest retained earnings in the operation and expansion of its business. Future dividend policy with respect to its common stock will be determined by the Board of Directors based upon the Company's earnings, financial condition, capital requirements, and other then-existing conditions. The Company paid dividends of $288,000 in 1994, and $834,000 in 1993 to the holder of the Series B Preferred Stock. (See Note 3 of "Notes to Consolidated Financial Statements" in this exhibit.) No shares of Series B Preferred Stock remain outstanding, having been converted in 1994.

     The approximate number of shareholders of record of the Company's common stock as of March 22, 1996 was 957.

OTHER INFORMATION


TRANSFER AGENT AND REGISTRAR

Chemical Mellon Shareholder Services, L.L.C.
Ridgefield Park, N.J.


INDEPENDENT ACCOUNTANTS

Price Waterhouse LLP
Washington, D.C.


COUNSEL

Shaw, Pittman, Potts & Trowbridge
Washington, D.C.


STOCKHOLDER AND 10-K INFORMATION

Financial inquiries should be directed to Frank A. Nicolai, Secretary of the Company, American Management Systems, Incorporated, 4050 Legato Road, Fairfax, Virginia 22033. Telephone (703) 267-8000. A complimentary copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission will be provided upon written request.


ANNUAL MEETING

The annual shareholders meeting has been scheduled for May 10, 1996 in Fairfax, Virginia, for stockholders of record on March 22, 1996.