Form 10-K405, Exhibit 13
period 1996-12-31
AMERICAN MANAGEMENT SYSTEMS INC
filed 1997-03-28
CIK 310624

  Exhibit 13





  Set forth following this page is the Company's 1996 Financial Report which is
Exhibit 13 to the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission. The 1996 Financial Report constitutes pages 16 to 44 of the Form 10-K. Accordingly, the page immediately preceding this page is numbered 14 and the page following Exhibit 13 is numbered 45.

                                   Exhibit 13



                   AMERICAN MANAGEMENT SYSTEMS, INCORPORATED

                             1996 FINANCIAL REPORT




                                    CONTENTS
--------------------------------------------------------------------------------

Business of AMS                                                                   1

Financial Statements and Notes                                                    3

Report of Independent Accountants                                                19

Management's Discussion and Analysis of Financial
 Condition and Results of Operations                                             20

Assumptions Underlying Certain Forward-Looking
 Statements and Factors That May Affect Future Results                           25

Five-Year Financial Summary                                                      26

Five-Year Revenues by Target Market                                              27

Selected Quarterly Financial Data and Information
 on AMS Stock                                                                    28

Other Information                                                                29

BUSINESS OF AMS

     OVERVIEW

     With 1996 revenues of $812 million, the business of American Management Systems, Incorporated and its wholly-owned subsidiaries ("AMS" or the "Company") is to partner with clients to achieve breakthrough performance through the intelligent use of information technology. AMS provides a full range of consulting services from strategic business analysis to the full implementation of solutions that provide genuine results, on time and within budget. AMS measures success based on the results and business benefits achieved by its clients.

     AMS is a trusted business partner for many of the largest and most respected organizations in the markets in which it specializes. Each year, approximately 85-90% of the Company's business comes from clients it worked with in previous years.

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

     Another significant component of AMS's business is the development of proprietary software products, either with its own funds or on a cost-shared basis with other organizations. These products are principally licensed as elements of custom tailored systems and, to a lesser extent, as stand-alone applications. The Company expensed $26.0 million in 1996, $19.4 million in 1995, and $20.4 million in 1994 for research and development associated with proprietary software. As a percentage of services and products (S&P) revenues, license and maintenance fee revenues were less than 15% during each of the last three years.

     In order to serve clients outside of the United States, AMS has expanded internationally by establishing thirteen subsidiaries or branches. Exhibit 21 of this Form 10-K provides a complete listing of all AMS subsidiaries (and branches), showing name, year organized (acquired), and place of incorporation. Services and products revenues attributable to non-US operations of AMS were approximately $267.8 million in 1996, $170.0 million in 1995, and $92.1 million in 1994. Additional information on revenues, operating profits, and assets attributable to AMS's geographic areas of operation is provided in Note 10 of the consolidated financial statements appearing elsewhere in this financial report.

     Founded in 1970, AMS services clients worldwide. AMS's approximately 6,800 full-time employees serve clients from corporate headquarters in Fairfax, Virginia and from 53 offices worldwide.

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

     OTHER CORPORATE CLIENTS

     The Company also solves information systems problems for the largest firms in other industries, including health care organizations and firms in the gas and electric utilities industry. AMS has systems integration and operations contracts with several large organizations and intends to pursue more of these contracts. AMS provides technical training and technical consulting services in software technology for large scale business systems.

FINANCIAL STATEMENTS AND NOTES

American Management Systems, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

Year Ended December 31
(In millions except per share data)                                               1996            1995              1994
-----------------------------------------------------------------------------------------------------------------------------

REVENUES
       Services and Products                                                     $732.6          $561.5            $408.8
       Reimbursed Expenses                                                         79.6            70.9              51.1
                                                                                 ------          ------            ------
                                                                                  812.2           632.4             459.9

EXPENSES
       Client Project Expenses                                                    525.9           348.6             246.9
       Other Operating Expenses                                                   210.4           192.3             140.1
       Corporate Expenses                                                          48.3            40.8              32.6
                                                                                 ------          ------            ------
                                                                                  784.6           581.7             419.6

INCOME FROM OPERATIONS                                                             27.6            50.7              40.3

OTHER (INCOME) EXPENSE
       Interest Expense                                                             3.2             2.3               1.4
       Other Income                                                                (1.8)           (1.4)             (0.6)
                                                                                 ------          ------            ------
                                                                                    1.4             0.9               0.8

INCOME BEFORE INCOME TAXES                                                         26.2            49.8              39.5

INCOME TAXES                                                                       10.7            20.6              16.1

NET INCOME                                                                         15.5            29.2              23.4

DIVIDENDS AND ACCRETION ON SERIES B
 PREFERRED STOCK                                                                   -               -                  0.3
                                                                                 ------          ------            ------
NET INCOME TO COMMON STOCKHOLDERS                                                $ 15.5          $ 29.2            $ 23.1
                                                                                 ======          ======            ======
WEIGHTED AVERAGE SHARES AND EQUIVALENTS                                            41.9            40.7              38.7
                                                                                 ======          ======            ======
NET INCOME PER COMMON SHARE                                                      $ 0.37          $ 0.72            $ 0.60
                                                                                 ======          ======            ======




----------------
See Accompanying Notes to Consolidated Financial Statements.

American Management Systems, Inc.

CONSOLIDATED BALANCE SHEETS


December 31 (In millions except per share data)                                                1996                1995
---------------------------------------------------------------------------------------------------------------------------
ASSETS
---------------------------------------------------------------------------------------------------------------------------

CURRENT ASSETS
       Cash and Cash Equivalents                                                               $ 62.8              $ 35.8
       Accounts and Notes Receivable                                                            247.7               206.1
       Prepaid Expenses and Other Current Assets                                                 13.3                 8.9
                                                                                               ------              ------
                                                                                                323.8               250.8

FIXED ASSETS
       Equipment                                                                                 62.0                47.4
       Furniture and Fixtures                                                                    18.4                14.2
       Leasehold Improvements                                                                    10.7                11.4
                                                                                               ------              ------
                                                                                                 91.1                73.0
       Accumulated Depreciation and Amortization                                                (43.1)              (35.9)
                                                                                               ------              ------
                                                                                                 48.0                37.1

OTHER ASSETS
       Purchased and Developed Computer Software (Net of
        Accumulated Amortization of $50,500,000 and
        $47,700,000)                                                                             40.2                33.0
       Intangibles (Net of Accumulated Amortization of
        $2,600,000 and $2,100,000)                                                                6.3                 6.8
       Other Assets (Net of Accumulated Amortization of
       $15,700,000 and $4,900,000)                                                                5.9                 9.8
                                                                                               ------              ------
                                                                                                 52.4                49.6
                                                                                               ------              ------

TOTAL ASSETS                                                                                   $424.2              $337.5
                                                                                               ======              ======


----------------
See Accompanying Notes to Consolidated Financial Statements.

American Management Systems, Inc.

CONSOLIDATED BALANCE SHEETS

December 31 (In millions except per share data)                                                 1996                1995
----------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
---------------------------------------------------------------------------------------------------------------------------

CURRENT LIABILITIES
       Notes Payable and Capitalized Lease Obligations                                        $  53.5             $  23.1
       Accounts Payable                                                                          19.6                 8.6
       Accrued Incentive Compensation                                                            36.1                28.3
       Other Accrued Compensation and Related Items                                              32.3                25.3
       Deferred Revenues                                                                         20.6                26.3
       Other Accrued Liabilities                                                                  2.7                 2.3
       Provision for Contract Losses                                                             18.5                 -
       Income Taxes Payable                                                                       7.8                 2.3
                                                                                              -------             -------
                                                                                                191.1               116.2
       Deferred Income Taxes                                                                      7.7                19.0
                                                                                              -------             -------
                                                                                                198.8               135.2

NONCURRENT LIABILITIES
       Notes Payable and Capitalized Lease Obligations                                           13.7                20.4
       Other Accrued Liabilities                                                                  1.4                 0.7
       Deferred Income Taxes                                                                      7.2                 5.7
                                                                                              -------             -------
                                                                                                 22.3                26.8
                                                                                              -------             -------

TOTAL LIABILITIES                                                                               221.1               162.0

STOCKHOLDERS' EQUITY
       Preferred Stock ($0.10 Par Value; 4,000,000 Shares
        Authorized, None Issued or Outstanding)
       Common Stock ($0.01 Par Value; 100,000,000 Shares
        Authorized, 49,598,673 and 48,867,891 Issued and
        40,939,209 and 40,040,454 Outstanding)                                                    0.5                 0.5
       Capital in Excess of Par Value                                                            75.0                65.4
       Retained Earnings                                                                        157.3               141.8
       Currency Translation Adjustment                                                           (1.1)               (0.7)
       Common Stock in Treasury, at Cost (8,659,464 and
         8,827,437 Shares)                                                                      (28.6)              (31.5)
                                                                                              -------             -------
                                                                                                203.1               175.5
                                                                                              -------             -------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                    $ 424.2             $ 337.5
                                                                                              =======             =======






----------------
See Accompanying Notes to Consolidated Financial Statements.

American Management Systems, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31 (In millions)                                                    1996           1995         1994
---------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income                                                                             $  15.5       $  29.2       $ 23.4
Adjustments to Reconcile Net Income to Net Cash
 Provided by Operating Activities:
     Depreciation and Amortization                                                        39.3          30.2         20.7
     Deferred Income Taxes                                                                (9.8)          6.0          5.2
     Provision for Doubtful Accounts                                                      15.2           1.6          1.5
     Provision for Contract Losses                                                        18.5            -            -
     Changes in Assets and Liabilities:
         Increase in Trade Receivables                                                   (56.8)        (66.5)       (41.0)
         (Increase) Decrease in Prepaid Expenses and Other
          Current Assets                                                                  (4.3)         (2.3)         1.9
         Increase in Other Assets                                                         (7.3)         (9.1)        (1.9)
         Increase in Accrued Incentive Compensation                                       11.2          14.1          5.2
         Increase in Accounts Payable and Other Accrued
          Compensation and Liabilities                                                    19.0           8.7          5.7
         (Decrease) Increase in Deferred Revenues                                         (5.7)          0.6         11.0
         Increase in Income Taxes Payable                                                  5.5           0.5          1.6
                                                                                       -------       -------       ------
     Net Cash Provided by Operating Activities                                            40.3          13.0         33.3
                                                                                       -------       -------       ------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchase of Fixed Assets                                                            (27.5)        (22.5)       (17.0)
     Purchase of Computer Software                                                        (5.6)         (2.3)        (1.5)
     Investment in Software Products                                                     (13.8)        (13.7)        (9.9)
     Other Investments and Intangibles                                                     0.5           0.4         (0.1)
     Proceeds from Sale of Fixed Assets and Computer Software                              0.7           0.5          0.2
                                                                                       -------       -------       ------
     Net Cash Used in Investing Activities                                               (45.7)        (37.6)       (28.3)
                                                                                       -------       -------       ------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Borrowings                                                                           30.4          26.5         12.8
     Payments on Borrowings                                                               (6.7)         (5.4)        (4.5)
     Proceeds and Related Tax Benefits from Common Stock
       Options Exercised                                                                   9.5           5.3          5.5
     Payments to Acquire Treasury Stock                                                   (0.5)         (0.8)          -
     Dividends Paid on Preferred Stock                                                      -             -          (0.3)
                                                                                       -------       -------       ------
     Net Cash Provided by Financing Activities                                            32.7          25.6         13.5
                                                                                       -------       -------       ------
     (Decrease) Increase in Currency Translation Adjustment                               (0.3)          0.6          0.1
                                                                                       -------       -------       ------
NET INCREASE IN CASH AND CASH EQUIVALENTS                                                 27.0           1.6         18.6

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                            35.8          34.2         15.6
                                                                                       -------       -------       ------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                               $  62.8       $  35.8       $ 34.2
                                                                                       =======       =======       ======

NON-CASH OPERATING AND FINANCING ACTIVITIES:
     Treasury Stock Utilized to Satisfy Accrued
       Incentive Compensation Liability                                                $   3.4       $   2.9       $  0.6
     Conversion of Preferred Stock to Common Stock                                          -             -           8.5

----------------
See Accompanying Notes to Consolidated Financial Statements.

American Management Systems, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                 (In millions)


                                             Common
                                              Stock    Capital in       Currency                                   Total
                                          (Par Value   Excess of       Translation   Retained      Treasury     Stockholders'
                                             $0.01)    Par Value       Adjustment    Earnings        Stock         Equity
-------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1993                    $0.5       $44.7            $(1.5)       $ 89.5        $(34.2)      $ 99.0

   Common Stock Options Exercised              -           5.4                                                       5.4
   Preferred Stock Converted                   -           8.5                                                       8.5
   Tax Benefit Related to Exercise of
    Common Stock Options                                   1.6                                                       1.6
   Currency Translation Adjustment                                          0.1                                      0.1
   Common Stock Repurchased                                                                             -              -
   Restricted Stock Awarded                                                                             0.6          0.6
   1994 Net Income                                                                       23.4                       23.4
   Dividends and Accretion on Series B
    Preferred Stock                                                                      (0.3)                      (0.3)
                                               ---       -----            -----        ------        ------       ------
Balance, December 31, 1994                     0.5        60.2             (1.4)        112.6         (33.6)       138.3

   Common Stock Options Exercised              -           3.3                                                       3.3
   Tax Benefit Related to Exercise of
    Common Stock Options                                   1.9                                                       1.9
   Currency Translation Adjustment                                          0.7                                      0.7
   Common Stock Repurchased                                                                            (0.8)        (0.8)
   Restricted Stock Awarded                                                                             2.9          2.9
   1995 Net Income                                                                       29.2                       29.2
                                               ---       -----            -----        ------        ------       ------
Balance, December 31, 1995                     0.5        65.4             (0.7)        141.8         (31.5)       175.5

   Common Stock Options Exercised              -           5.1                                                       5.1
   Tax Benefit Related to Exercise of
    Common Stock Options                                   4.5                                                       4.5
   Currency Translation Adjustment                                         (0.4)                                    (0.4)
   Common Stock Repurchased                                                                            (0.5)        (0.5)
   Restricted Stock Awarded                                                                             3.4          3.4
   1996 Net Income                                                                       15.5                       15.5

                                              ----       -----            -----        ------        ------       ------
Balance at December 31, 1996                  $0.5       $75.0            $(1.1)       $157.3        $(28.6)      $203.1
                                              ====       =====            =====        ======        ======       ======





----------------
See Accompanying Notes to Consolidated Financial Statements.

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

     Revenues from licenses of "off-the-shelf" software products, where the Company has insignificant remaining obligations, are recorded at the time of delivery, less a proportionate amount deferred to cover the costs required to complete the performance of the contract which is later recognized on a percentage of completion basis. In contracts where the Company has significant obligations to customize the software, all revenues are recognized on a percentage of completion basis. Revenues from software maintenance contracts are recognized ratably over the maintenance period.

     On benefits-funded contracts (contracts whereby the amounts due the Company are earned based on actual benefits derived by the client), the Company defers recognition of revenues until that point at which management can predict, with reasonable certainty, that the benefit stream will generate amounts sufficient to fund the contract. From that point forward revenues are recognized on a percentage of completion basis.

     When adjustments in contract value or estimated costs are determined, any changes from prior estimates are reflected in earnings in the current period. Any anticipated losses on contracts in progress are charged to earnings when identified. The costs associated with cost-plus government contracts are subject to audit by the U.S. Government. In the opinion of management, no significant adjustments or disallowances of costs are anticipated beyond those provided for in the financial statements.

B.   Software Development Costs

     The Company develops proprietary software products using its own funds, or on a cost-shared basis with other organizations, and records such activities as research and development. These software products are then licensed to customers, either as stand-alone applications, or as elements of custom-built systems.

     The Company accounts for software development costs in accordance with Statement of Financial Accounting Standards No. 86 -- "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed". For projects fully funded by the Company, significant development costs incurred beyond the point of demonstrated technological feasibility are capitalized and, after the product is available for general release to customers, such costs are amortized on a straight-line basis over a three-year period or other such shorter period as might be required. The Company recorded $9.3 million of amortization in 1996, $9.5 million of amortization in 1995, and $8.4 million of amortization in 1994. Unamortized costs were $32.7 million and $28.2 million at December 31, 1996 and 1995, respectively. The Company evaluates the net realizable value of capitalized software using the estimated, undiscounted, net-cash flows of the underlying products.

     Including the above mentioned amortization expense, the Company expensed $26.0 million in 1996, $19.4 million in 1995, and $20.4 million in 1994 for research and development.

     Purchased software licenses will continue to be accounted for as set forth in Note 1.C.

C.   Fixed Assets, Purchased Computer Software Licenses and Intangibles

     Fixed assets and purchased computer software licenses are recorded at cost. Furniture, fixtures, and equipment are depreciated over estimated useful lives ranging from 3 to 10 years. Leasehold improvements are amortized ratably over the lesser of the applicable lease term or the useful life of the improvement. For financial statement purposes, depreciation is computed using the straight-line method. Purchased software licenses are amortized over two to five years using the straight-line method. Intangibles are generally amortized over 5 to 15 years.

D.   Income Taxes

     Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates for the year in which the differences are expected to reverse.

     Deferred income taxes are provided for timing differences in recognizing certain income, expense, and credit items for financial reporting purposes and tax reporting purposes. Such deferred income taxes primarily relate to the methods of accounting for revenue, capitalized software development costs, restricted stock, and the timing of deductibility of certain reserves and accruals for income tax purposes. A valuation allowance is recorded if it is "more likely than not" that some portion or all of a deferred tax asset will not be realized.

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

I.   Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Future actual results could be different due to these estimates. Significant estimates inherent in the preparation of the accompanying consolidated financial statements include: management's forecasts of contract costs and progress towards completion which are used to determine revenue recognition under the percentage-of-completion method, management's estimates of allowances for doubtful accounts, and management's estimates of the net realizable value of purchased and developed computer software and intangible assets.


NOTE 2 -- SIGNIFICANT CUSTOMERS

     Total revenues from the U.S. Government, comprising 90 clients in 1996, 72 clients in 1995, and 69 clients in 1994, were approximately $113.0 million in 1996, $97.1 million in 1995, and $88.5 million in 1994. No other customer accounted for 10% or more of total revenues in 1996, 1995, or 1994.


NOTE 3 -- ACCOUNTS AND NOTES RECEIVABLE

December 31 (In millions)                                                           1996           1995
-------------------------------------------------------------------------------------------------------

Trade Accounts Receivable
     Amounts Billed                                                               $205.7         $153.6
     Amounts Not Billed                                                             48.2           50.3
     Contract Retention                                                             11.7            5.7
                                                                                  ------         ------
     Total                                                                         265.6          209.6

Other Receivables                                                                    1.0            1.4
Allowance for Doubtful Accounts                                                    (18.9)          (4.9)
                                                                                  ------         ------
     Total                                                                        $247.7         $206.1
                                                                                  ======         ======


     The Company enters into large, long-term contracts and, as a result, periodically maintains individually significant receivable balances with certain major clients. At December 31, 1996, the five largest individual receivable balances totaled approximately $73 million. No other receivable exceeded $6 million. The Company expects to receive all funds due from these clients.

     Credit risk with respect to the Company's receivables is low due to the credit worthiness of it's clients and the diversification of it's client base across different industries and geographies. In addition, the Company is further diversified in that it enters into a range of different types of contracts, such as fixed price, cost plus, time and material, and benefits funded contracts. The Company may also, from time to time, work as a subcontractor on particular contracts. The Company performs ongoing evaluations of contract performance as well as an evaluation of the client's financial condition.

     Approximately 12% of the December 31, 1996 total accounts receivable balance relates to work performed by the Company under subcontractor agreements between the Company and a prime contractor in the child support enforcement business. These amounts span four different contracts which the prime contractor has with state/local government clients in three states. Accounts receivable on one of these contracts represents 7% of the Company's total accounts receivable balance. However, because of the large balance on this contract and the Company's inability to obtain payment from the prime contractor in advance of the prime contractor's receipt of funding from it's client there is more than the usual risk associated with this contract. The Company expects to receive all funds due under these contracts and has received some payments in recent months. Additionally, 1.5% of the Company's total accounts receivable balance relates to a contract with a foreign government which has been experiencing cash flow difficulties.


NOTE 4 -- NOTES PAYABLE AND CAPITALIZED LEASE OBLIGATIONS

     On December 24, 1996, the Company entered into a syndicated $100 million Multi-Currency Revolving Credit ($80 million) and Term Loan ($20 million) Agreement (the "Agreement") with Wachovia Bank, NationsBank and Commerzbank. This Agreement replaced the two revolving credit agreements (the NationsBank Agreement and the Wachovia Agreement), totaling $70 million, that the Company had immediately preceding the execution of the new credit facility, although outstanding borrowings under the NationsBank Agreement continued in force until they matured in January 1997.

     At December 31, 1996, the Company had $46.8 million outstanding under revolving credit facilities, approximately $21.3 million of which was outstanding under the NationsBank Agreement. Additionally, on January 6, 1997, the Term Loan of $20 million was funded (this $20 million is not included, either in cash or in Notes Payable, in the December 31, 1996 Balance Sheet). The Term Loan bears an interest rate of 6.938%, with monthly interest payments on the unpaid principal balance and quarterly principal payments commencing in April 1999.

     The Company and any of its existing subsidiaries can borrow funds under the Revolving Credit facility in the borrower's local currency subject to certain minimum amounts per borrowing. Interest on such borrowings will range from LIBOR plus 15 basis points to LIBOR plus 30 basis points depending on the ratio of total debt to earnings before interest, taxes, depreciation, and amortization. The Company must also pay a facility fee ranging from 7.5 basis points to 15 basis points of the total facility, based on the same performance measure. Based on such measures at December 31, 1996, interest payments will be based on LIBOR plus 15 basis points and the facility fee will be 7.5 basis points. Additionally, the maximum amount which may be borrowed under the revolving credit portion of the Agreement will be lowered by any letters of credit which are outstanding at any time. At December 31, 1996, outstanding letters of credit totaled $1 million, which expired on January 31, 1997.

     The Agreement contains certain covenants with which the Company must comply. These include: (i) maintaining a total debt to total capitalization ratio of not greater than 0.5 to 1.0, (ii) maintaining a fixed charge coverage ratio of not less than 2.5 to 1.0, (iii) restrictions on using net worth to acquire other companies or transferring assets to a subsidiary, and (iv) restrictions on declaring or paying cash dividends. At December 31, 1996, the Company was in compliance with all covenants under the Agreement.

     The aggregate weighted average borrowings under all revolving credit agreements was approximately $29.2 million in 1996, and $15.6 million in 1995, at daily weighted average interest rates of approximately 5.2% in 1996 and 5.9% in 1995. The maximum borrowed under all agreements was $49.2 million in 1996 and $23.5 million in 1995.

     The following schedule summarizes the total outstanding notes and capitalized lease obligations. Differences between the face value and the fair value are considered immaterial.



December 31 (In millions)                                                             1996          1995
----------------------------------------------------------------------------------------------------------
Revolving Line-of-Credit at December 31,                                              $46.8          $16.3

Unsecured Notes With Interest at 5.25% - 6.92%
  Principal and Interest Payable Monthly Through
  August 2001                                                                          20.4           27.2

                                                                                      -----          -----

Total Notes Payable and Capitalized Lease Obligations                                 $67.2          $43.5
                                                                                      =====          =====


Principal amounts are repayable as shown below:
     1997                                                                             $53.5          $23.1
     1998                                                                               5.7            6.7
     1999                                                                               2.3            5.7
     2000                                                                               2.2            2.3
     2001 and Beyond                                                                    3.5            5.7
                                                                                      -----          -----

                                                                                       67.2           43.5

     Less Current Portion                                                              53.5           23.1
                                                                                      -----          -----

     Long-Term Portion                                                                $13.7          $20.4
                                                                                      =====          =====


     Interest paid by the Company totaled $3.2 million in 1996, $2.3 million in 1995, and $1.4 million in 1994.

NOTE 5 -- EQUITY SECURITIES

     At December 31, 1996, the Company had a stock option plan, 1992 Amended and Restated Stock Option Plan E, as amended (the "1992 Plan E"), under which the Company was authorized to issue up to 3,375,000 shares of common stock as incentive stock options ("ISOs") or nonqualified stock options ("NSOs"). The 1992 Plan E, which was approved by the shareholders in May 1992, replaced Stock Option Plan E ("Plan E"). On April 11, 1996, the shareholders approved a new stock option plan for the Company, Stock Option Plan F ("Plan F") under which an additional 3,800,000 shares of common stock may be issued as ISOs or NSOs.

     Under all three plans, the exercise price of an ISO granted is not less than the fair market value of the common stock on the date of grant and for NSOs, the exercise price is either the fair market value of the common stock on the date of the grant or, when granted in connection with one-year performance periods under the Company's incentive compensation program, the exercise price may be determined by a formula selected by the Board or appropriate Board committee that is based on the fair market value of the common stock as of a date, or for a period, that is within three months of the date of grant. In cases where the average market value exceeds the exercise price, the differential is recorded as compensation expense. Under all three plans, options expire up to eight years from the date of grant. Options granted are exercisable immediately, in monthly installments, or at a future date, as determined by the appropriate Board committee or as otherwise specified in the plan.

     At December 31, 1996, there were 85,064 shares available for the grant of future options under the 1992 Plan E and 3,800,000 shares available under Plan
F. No options remain available for grant under any previous stock option plan. The number of option shares outstanding and exercisable at December 31, 1996, under Plan E and 1992 Plan E combined was 2,230,944 for which the aggregate exercise price was $23,894,717. No option shares had been issued under Plan F at December 31, 1996.

     The Company has chosen to continue to account for stock-based compensation using the method prescribed in APB Opinion No. 25, "Accounting for Stock Issued to Employees." In 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (SFAS No. 123), for disclosure purposes only.

     The Company has eight-year and five-year options. For disclosure purposes, the fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for the eight-year stock options granted in 1996 and 1995, respectively: expected volatility of 38.01% and 39.25%; risk-free interest rate of 6.48% and 6.28%; expected average life of five years; and zero dividend yield. The weighted-average fair value of the eight-year stock options granted in 1996 and 1995 was $12.36 and $6.47, respectively. The following weighted-average assumptions were used for the five-year stock options granted in 1996 and 1995, respectively: expected average life of 36.35% and 38.53%; risk-free interest rate of 5.58% and 7.26%; expected average life of four years; and zero dividend yield. The weighted-average fair value of the five-year stock options granted in 1996 and 1995 was $8.06 and $5.61, respectively.

     Under the above models, the total value of the eight-year stock options granted in 1996 and 1995 was $1.8 million and $1.6 million, respectively, which would be amortized on a graded vesting schedule on a pro-forma basis over a seven-year vesting period. The total value of the five-year stock options granted in 1996 and 1995 was $5.0 million and $2.8 million, respectively, which would be amortized ratably on a pro-forma basis over a five-year vesting period (which varies between four months and five years). If the Company determined compensation cost for these plans in accordance with SFAS No. 123, the Company's pro-forma net income and earnings per share would have been $13.1 million and $0.31 in 1996 and $28.0 million and $0.69 in 1995. The SFAS No. 123 method of accounting does not apply to options granted prior to January 1, 1995, and accordingly, the resulting pro-forma compensation cost may not be representative of that to be expected in future years.

     Additional information with respect to stock options awarded pursuant to such plans is summarized in the following schedule.


                                                                          Number of
                                                                           Option               Exercise Price
                                                                           Shares                   per Share

-------------------------------------------------------------------------------------------------------------------
For the Year Ended December 31, 1994:
     Options Granted                                                        726,303          $ 8.45  -   $11.50
     Options Canceled                                                        48,971            3.60  -    10.11
     Options Exercised                                                    1,071,819            1.91  -    10.11
     Balance Outstanding at December 31, 1994:                            3,242,551            3.45  -    11.50

For the Year Ended December 31, 1995:
     Options Granted                                                        737,752           11.53  -    19.33
     Options Canceled                                                         9,486            3.59  -    11.53
     Options Exercised                                                      566,235            3.44  -    14.83
     Balance Outstanding at December 31, 1995                             3,404,582            3.59  -    19.33

For the Year Ended December 31, 1996:
     Options Granted                                                        769,451           19.08  -    35.63
     Options Canceled                                                        26,495            5.24  -    24.00
     Options Exercised                                                      730,782            5.11  -    19.08
     Balance Outstanding at December 31, 1996                             3,416,756            3.59  -    35.63

     At its February 1995 meeting, the Board authorized the Company to expend up to $10 million to repurchase additional shares of its common stock, from time to time, for its stock-based benefit plans or for other corporate purposes. In 1996 and 1995, the Company repurchased 24,600 and 60,000 shares of its common stock, respectively, totaling $1.3 million. In 1994, the Company did not repurchase, other than fractional shares from the October stock split, any of its common stock.

NOTE 6 -- INCOME TAXES

Year Ended December 31 (In millions)                                       1996           1995            1994
-------------------------------------------------------------------------------------------------------------------

Income before income taxes for the year ended
  December 31 was derived in the following jurisdictions:
       Domestic                                                          $   8.7         $  42.6        $  36.8
       Foreign                                                              17.5             7.2            2.7
                                                                         -------         -------        -------

                                                                         $  26.2         $  49.8        $  39.5
                                                                         =======         =======        =======

The provision for income taxes is comprised of the following:
       Current:
           Federal                                                       $  10.4         $   9.4        $   7.8
           State                                                             1.4             1.8            2.1
           Foreign                                                           8.7             3.4            1.0
       Deferred:
           Federal                                                          (4.3)            5.4            5.1
           State                                                            (0.5)            0.6            0.2
           Foreign                                                          (5.0)            -             (0.1)
                                                                         -------         -------        -------

       Total Provision                                                   $  10.7         $  20.6        $  16.1
                                                                         =======         =======        =======

Taxexpenses were different from the amounts computed
   by applying the statutory federal income tax rate to
   income before income taxes.
The differences were as follows:
       Federal Tax Provision Based on Statutory Rates                    $   9.2         $  17.4        $  13.8
       Research and Development Tax Credits, Net of Addback                 (0.8)           (0.5)          (0.6)
       State Income Tax, Net of Federal Income Tax Benefit                   0.5             1.9            1.9
       Other                                                                 1.8             1.8            1.0
                                                                         -------         -------        -------
       Actual Tax Provision                                              $  10.7         $  20.6        $  16.1
                                                                         =======         =======        =======

Deferred tax liabilities (assets) were comprised of the following for the years ended December 31:
       Liabilities:
           Unbilled Receivables                                          $  26.9         $  20.4        $  15.0
           Capitalized Software                                             12.6            10.0            9.8
           Other                                                             0.9             6.6            3.7
                                                                         -------         -------        -------
       Total Gross Deferred Tax Liabilities                                 40.4            37.0           28.5

       Assets:
           Deferred Maintenance Revenue                                     (1.6)           (2.4)          (3.3)
           Restricted Stock                                                 (3.2)           (3.0)          (1.9)
           Accrued Leave Costs                                              (2.9)           (2.2)          (1.8)
           Bad Debt Expense                                                (13.9)           (2.2)          (1.6)
           Other Deferred Revenue                                           (0.8)           (0.5)          (0.1)
           Other                                                            (3.1)           (2.0)          (1.1)
                                                                         -------         -------        -------
       Total Gross Deferred Tax Assets                                     (25.5)          (12.3)          (9.8)
                                                                         -------         -------        -------
       Net Deferred Tax Liabilities                                      $  14.9         $  24.7        $  18.7
                                                                         =======         =======        =======


     The Company paid income taxes of approximately $14.3 million, $16.4 million, and $9.1 million, in 1996, 1995, and 1994, respectively.

NOTE 7 -- EMPLOYEE PENSION PLAN

     The Company has established a simplified employee pension plan, which became effective January 1, 1980. Contributions are based on the application of a percentage specified by the Company to the qualified gross wages of eligible employees. The Company makes annual contributions to the plan equal to the amount accrued for pension expense. Total expense of the plan was $8.3 million in 1996, $6.3 million in 1995, and $5.2 million in 1994.


NOTE 8 -- COMMITMENTS AND CONTINGENCIES

     The Company occupies production facilities and office space (real property) and uses various pieces of equipment under operating lease agreements, expiring at various dates through the year 2011.

     The commitments under these agreements, as of December 31, 1996, are summarized in the table below. Payments under the real property leases are generally subject to escalation based upon increases in the Consumer Price Index, operating expenses, and property taxes. Sublease income represents payments due to the Company from third parties under formal sublease agreements covering real property.

     Operating lease expense for 1996, 1995, and 1994 was approximately $34.1 million, $27.9 million, and $21.4 million, respectively.

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

     AMS performs, at any point in time, under a variety of contracts for many different customers. Situations can occasionally arise where factors may result in the renegotiation of existing contracts. Additionally, certain contracts may provide the customer the right to suspend or terminate the contracts. To the extent any contracts may provide the customer with such rights, the contracts generally provide for AMS to be compensated for work performed to date and may include provisions for payment of certain termination costs. However, business and other considerations may at times influence the ultimate outcome of contract renegotiation, suspension and/or cancellation. Management is not aware of any major contract where there is presently a risk of suspension, termination or significant renegotiation which would materially impact the Company's financial position or results of operations other than those already provided for in the financial statements of the Company.

     The Company's fourth quarter and full year financial results for 1996 were heavily influenced by one major event. The financial effect of a problem associated with one large systems program in which the Company was engaged with a non-US telecommunications industry client decreased the Company's net income by $23 million, or $0.55 per share. In December 1996, the Company had a delay in completing one software release in this large multi-release program and the Company began the process of renegotiating the entire program with the client. Early in 1997, the client suspended a major part of the program. The Company made a financial provision in its 1996 financial statements for the expected impact of this situation in the form of reserves against receivables and the accrual for contract losses on completion of the remaining work. The Company does not believe, based on information available at this time, that the outcome of the matters discussed above will have a further material adverse effect on its financial position or results of operations.

                     Gross Rentals and Maintenance Payments

                                                                                                      Net Rentals
                                                                                                           and
                                                                                      Sublease         Maintenance
(In millions)                       Real Property       Equipment        Total         Income           Payments

--------------------------------------------------------------------------------------------------------------------

1997                                  $  30.3              $3.3          $ 33.6           $0.2          $ 33.4
1998                                     31.2               2.6            33.8            0.1            33.7
1999                                     29.6               1.7            31.3            -              31.3
2000                                     27.5               0.6            28.1            -              28.1
2001                                     26.1               0.2            26.3            -              26.3
2002 through 2012                       155.6               -             155.6            -             155.6
                                      -------              ----          ------           ----          ------

Total                                 $ 300.3              $8.4          $308.7           $0.3          $308.4
                                      =======              ====          ======           ====          ======


NOTE 9 -- RELATED PARTY TRANSACTIONS

     The Company incurred legal fees and reimbursable expenses payable to Shaw, Pittman, Potts & Trowbridge, general counsel to the Company, totaling approximately $2.7 million, $2.5 million, and $2.0 million, in 1996, 1995, and 1994, respectively. A member of the firm of Shaw, Pittman, Potts & Trowbridge is the spouse of one of the Company's executive officers.

NOTE 10 -- BUSINESS SEGMENT AND GEOGRAPHIC AREA INFORMATION

     AMS operates in one industry segment -- providing computer and information technology products and services to large clients in targeted vertical markets. However, AMS markets its services and products worldwide and its operations can be grouped into two main geographic areas according to the location of each AMS company. The two groupings consist of United States locations and non-US locations (primarily in Australia, Belgium, Canada, England, Germany, Mexico, Portugal, Spain, Sweden, Switzerland, and The Netherlands). Pertinent financial data, by geographic area, is summarized below.

Year Ended December 31 (In millions)                              1996               1995               1994
--------------------------------------------------------------------------------------------------------------------

Services and Products Revenues
     U.S. Companies                                               $571.2            $490.1             $356.3
     Non-US Companies                                              161.4              71.4               52.5
                                                                  ------            ------             ------

     Consolidated Total                                            732.6             561.5              408.8
                                                                  ======            ======             ======

Income (Loss) From Operations
     U.S. Companies                                                  8.0              44.4               37.6
     Non-US Companies                                               19.6               6.3                2.7
                                                                  ------            ------             ------

     Consolidated Total                                             27.6              50.7               40.3
                                                                  ======            ======             ======

Identifiable Assets
     U.S. Companies                                                355.0             290.0              231.5
     Non-US Companies                                               69.2              47.5               20.7
                                                                  ------            ------             ------

     Consolidated Total                                           $424.2            $337.5             $252.2
                                                                  ======            ======             ======


     Revenues from AMS's U.S. Companies include export sales to non-US clients of $106.4 million in 1996, $98.6 million in 1995, and $39.6 million in 1994. As a result, the Company's total non-US services and products revenues were as follows:


Year Ended December 31 (In millions)                                 1996             1995               1994
-------------------------------------------------------------------------------------------------------------------
     Exports By U.S. Companies                                      $106.4           $ 98.6              $39.6
     Non-US Companies                                                161.4             71.4               52.5
                                                                    ------           ------              -----

     Total Non-US Services and Products Revenues                    $267.8           $170.0              $92.1
                                                                    ======           ======              =====

         Percent of Total Services and Products Revenues              36.6%            30.3%              22.5%
                                                                    ======           ======              =====

REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Stockholders of American Management Systems, Incorporated

     In our opinion, the accompanying consolidated financial statements appearing on pages 3 to 18 of the 1996 Financial Statements present fairly, in all material respects, the financial position of American Management Systems, Incorporated and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Washington, D.C.
March 5, 1997

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated the percentage of total revenues of major items in the Consolidated Statements of Operations and the percentage change in such items from period to period (see "Financial Statements and Notes"). The effect of inflation and price changes on the Company's revenues, income from operations, and expenses, is comparable to the general rate of inflation in the U.S. economy.

                                                                                                Period-to-Period
                                                        Percentage of Total Revenues                 Change
                                                        ----------------------------            ----------------
                                                                                                 1996       1995
                                                                                                  vs.        vs.
                                                        1996         1995        1994            1995       1994
----------------------------------------------------------------------------------------------------------------
Revenues
     Services and Products                               90.2%       88.8%       88.9%           30.5%      37.4%
     Reimbursed Expenses                                  9.8        11.2        11.1            12.3       38.7
                                                      -------      ------      ------
                                                        100.0       100.0       100.0            28.4       37.5

Expenses
     Client Project Expenses                             64.8        55.1        53.6            50.9       41.2
     Other Operating Expenses                            25.9        30.4        30.5             9.4       37.3
     Corporate Expenses                                   5.9         6.5         7.1            18.4       25.2
                                                      -------     -------     -------
                                                         96.6        92.0        91.2            34.5       38.6

Income from Operations                                    3.4         8.0         8.8           (45.6)      25.8

Other (Income) Expense                                    0.2         0.1         0.2            55.6       12.5
                                                      -------     -------     -------
Income Before Income Taxes                                3.2         7.9         8.6           (47.4)      26.1

Income Taxes                                              1.3         3.3         3.5           (48.1)      28.0
                                                      -------     -------     -------

Net Income                                                1.9         4.6         5.1           (46.9)      24.8

Dividends and Accretion on Series B
  Preferred Stock                                         -           -           0.1             -          -
                                                      -------     -------     -------
Net Income to Common Shareholders                         1.9         4.6         5.0           (46.9)      26.4

Weighted Average Shares and Equivalents                                                           2.9        5.2

Net Income per Common Share                                                                     (48.6)      20.0

     This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") contains certain forward-looking statements. In addition, the Company or its representatives from time to time may make, or may have made, certain forward-looking statements, orally or in writing, including, without limitation, any such statements made in the MD&A or any such statements made, or to be made, in the MD&A contained in other filings with the Securities and Exchange Commission. The Company wishes to ensure that such forward-looking statements are accompanied by meaningful cautionary statements so as to ensure to the fullest extent possible the protections of the safe harbor established by the Private Securities Litigation Reform Act of 1995. Accordingly, such forward-looking statements made by, or on behalf of, the Company are qualified in their entirety by reference to, and are accompanied by, the discussion herein of important factors that could cause the Company's actual results to differ materially from those projected in such forward-looking documents.

     The Company's fourth quarter and full year financial results for 1996 were heavily influenced by one major event. The financial effect of a problem associated with one large systems program in which the Company was engaged with a non-US telecommunications industry client decreased the Company's net income by $23 million, or $0.55 per share. In December 1996, the Company had a delay in completing one software release in this large multi-release program and the Company began the process of renegotiating the entire program with the client. Early in 1997, the client suspended a major part of the program. The Company made a financial provision in its 1996 financial statements for the expected impact of this situation in the form of reserves against receivables and the accrual for contract losses on completion of the remaining work. The Company does not believe, based on information available at this time, that the outcome of the matters discussed above will have a further material adverse effect on its financial position or results of operations. The underlying cause of this problem was that the Company abbreviated certain of its normal processes, including certain testing, in an attempt to meet a very ambitious delivery schedule requested by the client to meet pressing business needs. As a result of this situation, AMS has undertaken certain specific enhancements to its management process for the very largest projects.


     REVENUES

     Services and products revenues ("S&P revenues") increased 30% and 37% during 1996 and 1995 compared to the preceding year. Over 85% of each year's S&P revenues came from clients for whom the Company performed services in prior years. Looking ahead to 1997, the Company expects continued growth, however at lower rates of increase than were experienced in 1996 and 1995.

     Business with non-US clients increased 58% and 85% (to $268 million and $170 million) during 1996 and 1995, respectively, and accounted for approximately 57% and 51% of the total S&P revenue increase of the Company for these two years. Business with European clients has dominated the rise in non-US business, increasing 65% (to $231 million) and 83% (to $139 million) in each of the past two years, with revenues from Telecommunications Firms being the principal driver. For the year 1997, the Company expects non-US business, and European business in particular, to show little growth over 1996, owing principally to lower revenues with the non-US telecommunications client discussed above.

     In the Telecommunications Firms market, S&P revenues increased 42% compared to 1995. Almost all of this increase is attributable to business with non-US clients, which increased 66% during 1996 (to $214 million). Business in this market is characterized by very large projects, with relatively few clients. Approximately 85% of the 1996 S&P revenues in this market came from work with 12 clients. Comparing 1995 to 1994, S&P revenues had increased 70% overall, with a 109% increase in non-US business. For 1997, the Company expects the annual growth in this market will be below that for 1996 and in line with the Company's overall growth rate, reflecting the impact of reduced revenues from the non-US project. Most of the revenue increases in this market are expected to be from domestic sources.

     In the Financial Services Institutions target market, 1996 S&P revenues increased 26% over 1995, owing principally to build-ups in business with clients who started large projects in the second half of 1995. Business with non-US clients account for approximately 30% of the revenues in this market ($49 million). Comparing 1995 to 1994, business in this market had increased 44%, owing to new business in 1995. For 1997, the Company expects S&P revenue growth in this market to increase at rates slightly below the Company's overall revenue growth.

     In the State and Local Governments and Education target market, S&P revenues increased 36% in 1996 and 17% in 1995. The 1996 increase was fueled by several large contracts with state taxation departments looking to make substantial improvements in their ability to collect delinquent taxes and continued subcontract work in the child support enforcement business. On some of the contracts with state taxation departments, the Company's fees are paid out of the benefits (increased collections) that the client achieves. For such contracts where the timing of the benefits are uncertain, the Company defers revenues (and profits) until a future date. At the end of 1996, all such contracts had provided enough benefits to fund the work. The Company expects S&P revenues in the State and Local Governments and Education market to increase in 1997 at rates slightly ahead of the increase in the Company's overall S&P revenues.

     S&P revenues in the Federal Government Agencies target market increased 16% in 1996 and 9% in 1995. The Company expects S&P revenues in this target market, for 1997, to increase at rates comparable to the overall growth rate of the Company. The Company is in the final stages of competition with one other firm for award of a significant contract with the Department of Defense. These estimates do not include the potential award of such contract, which could increase revenues from this market by a material percentage for 1997. There can be no assurance that the Company will be awarded this contract.

     S&P revenues from Other Corporate Clients increased 3% in 1996 and 20% during 1995. S&P revenues from this market, which represents business in smaller vertical markets, such as the health care market and the electric and gas utilities market, for 1997, is expected to increase at rates exceeding the Company's overall growth in S&P revenues.

     Beginning with the first quarter 1997, this section of MD&A will focus on changes in total revenues for each target market, rather than services and products revenues, consistent with the Company's internal focus on total revenues.


     EXPENSES

     Client project expenses and other operating expenses together increased 36% during 1996. Included in this increase are the provisions the Company recorded for receivables and expected 1997 losses because of the previously discussed contract with a non-US telecommunications company. These expenses were reduced by significant reductions in performance-based incentive compensation accruals for the senior managers in the business unit. Without these additional expenses, client project and other operating expenses would have increased by 31%, generally in line with the overall growth of the Company. While some expenses, such as recruiting, staff development, and general management, increased at rates equal to the overall Company's growth rate, other expenses, such as product support, research and development, and business development, increased at rates below the overall growth rate. Comparing 1995 to 1994, client project and other operating expenses increased 39%, which was approximately the same growth rate as in S&P revenues. Looking to 1997, the Company anticipates that these expenses will be more in line with the revenue growth. The Company expects to make significant expenditures related to research and development as it produces the next generation of software used in its telecommunications business. A majority of these expenditures will be capitalized.

     Corporate Expenses increased 18% and 25% in 1996 and 1995. The 1996 rate of increase was lower than expected owing to reductions in performance-based incentive compensation accruals for the corporate officers and lower profit-based compensation accruals under the Company's restricted stock program, both owing to the year end developments in the non-US telecommunications client project discussed earlier. Without these reductions, corporate expenses would have increased 24%. For 1995, the slower growth rate was principally due to corporate sponsored technology and training programs, and performance-based compensation accruals not increasing as fast as revenues.


     INCOME FROM OPERATIONS

     Income from operations decreased 46% in 1996, compared to 1995, principally due to the charges associated with the non-US client project. Absent these charges, income from operations would have increased 31%, comparable to the growth in revenues and in line with the Company's expectations. Comparing 1995 to 1994, income from operations increased 26%. This rate of increase was less than the S&P revenue increase because 1) the Company invested heavily in building up its staff capacity and 2) margins at the project level were reduced because of the stress of absorbing so many new people. For 1997, if the Company is successful in controlling the overall growth rate, the Company would expect profit margins to improve. However, due to the significant amount of management and staff resources that have been consumed in attempting to resolve the issues with the non-US client project, the reduced levels of revenues that these resources would have generated, and incurring a majority of the Company's recruiting costs early in the year, profit margins in the first half of 1997 will be significantly below the Company's desired profit margin.


     OTHER (INCOME) EXPENSE

     Interest expense increased 39% in 1996, and 69% in 1995, because of additional long-term debt incurred by the Company during 1995 and significant increases in short-term borrowing to finance the growth of the Company. Other income increased 29% in 1996, compared to 1995, due primarily to a refund of property taxes.


     INCOME TAXES

     The Company's effective tax rate for 1996 was 41.0% compared to 41.4% in 1995. The 1994 effective tax rate was 40.8%.



FOREIGN CURRENCY EXCHANGE

     Approximately 36% of the Company's total S&P revenues in 1996, 30% in 1995, and 23% in 1994, were derived from non-US business. The Company's practice is to negotiate contracts in the same currency in which the predominant expenses are incurred, thereby mitigating the exposure to foreign currency exchange fluctuations. It is not possible to accomplish this in all cases, and the Company does take some risk that profits will be affected by foreign currency exchange fluctuations. However, these risks are mitigated to the extent the Company: 1) successfully negotiates short-term contracts (one year or less), or 2) negotiates provisions that allow pricing adjustments related to currency fluctuations. To date, the Company has not engaged in any hedging activities relating to foreign currency exchange fluctuations.

LIQUIDITY AND CAPITAL RESOURCES

     The Company provides for its operating cash requirements primarily through funds generated from operations, and secondarily from bank borrowings, which provide for cash and currency management with respect to the short term impact of certain cyclical uses such as annual payments of incentive compensation as well as financing to some degree accounts receivable. At December 31, 1996, the Company's cash and cash equivalents totaled $62.8 million, up from $35.8 million at the end of 1995. Cash provided from operating activities, for 1996, was $40.3 million. Although accounts receivable increased by 20%, cash provided from operating activities increased due to improvements in the rate of collection of the Company's accounts receivable. The improvements occurred despite continued delays in collecting accounts receivable related to subcontract work with a prime contractor in the child support enforcement business, and a receivable from a foreign government experiencing continued cash flow problems. See Note 3 to the consolidated financial statements for further discussion on accounts receivable.

     The Company invested over $45.7 million in fixed assets and software purchases, and computer software development during 1996. Revolving line of credit borrowings increased by $30.4 million over 1996, which borrowings consisted entirely of foreign currency borrowings by the Company's non-US subsidiaries, all of which borrowings remained outstanding at December 31, 1996. The aggregate weighted average short-term borrowings during 1996 was approximately $29.1 million, at an weighted average interest rate of 5.3%. During 1996, the Company made approximately $6.7 million in installment payments of principal on outstanding debt owed to banks; the Company also received approximately $9.5 million during the period from the exercise of stock options and the tax benefits related thereto.

     At December 31, 1996, the Company's debt-equity ratio, as measured by total liabilities divided by stockholders' equity was 1.09, up from 0.92 at December 31, 1995.

     In December 1996, the Company entered into a new $100 million syndicated multi-currency revolving credit ($80 million) and term debt ($20 million) facility. In January 1997, the Company drew down the term debt. The $20 million borrowed in January is not included in any of the Company's 1996 financial statement amounts.

     The Company's material unused source of liquidity at the end of 1996 consisted of approximately $53.3 million under the new revolving credit and term debt facility. The Company believes that its liquidity needs can be met from the various sources described above.

                 ASSUMPTIONS UNDERLYING CERTAIN FORWARD-LOOKING
                                 STATEMENTS AND
                     FACTORS THAT MAY AFFECT FUTURE RESULTS


     In the next few years, the Company expects growth in revenues to be at the Company's historical long-term rates and not at the exceptional rates posted in recent years. The more controlled and lower growth in revenues should enable the Company to improve its profit margins. These margins were reduced during the last two years owing to heavy investment in building up staff capacity and infrastructure, and the stress of absorbing many new professional staff. Delays in the completion of one software release in a major multi-release project during the fourth quarter of 1996, and the client's subsequent suspension, in early 1997, of another software release, also contributed to the Company's reduced profit margin for 1996.

     The Company faces continuing risks in the area of project delivery and staffing. AMS has established a reputation in the marketplace of being a firm which delivers on time and in accordance with specifications regardless of the complexity of the application and the technology. The Company's customers often have a great deal at stake in being able to meet market and regulatory demands, and demand very ambitious delivery schedules. In order to meet it's contractual commitments, AMS must continue to be able to successfully recruit, train, and assimilate large numbers of entry-level and experienced employees annually, as well as to provide sufficient senior managerial experience on engagements, especially on large, complex projects. Moreover, this staff must be re-deployed on projects throughout North America, Europe, and other locations.

     There is also the risk of successfully managing large projects and the risk of a material impact on results because of the unanticipated delay, suspension, renegotiation or cancellation of a large project. Any such development in a project could result in a drop in revenues or profits, the need to relocate staff, a potential dispute with a client regarding money owed, and a diminution of AMS's reputation. These risks are magnified in the largest projects and markets simply because of their size. The Company's business is characterized by large contracts producing high percentages of the Company's revenues. For example, 34% of the Company's total revenues in 1996 were derived from business with ten clients. Events such as unanticipated declines in revenues or profits could in turn result in immediate fluctuations in the trading price and volume of the Company's stock.

     Certain other risks, including, but not limited to, the Company's increasing international scope of operations, are discussed elsewhere in this Form 10-K. Because the Company operates in a rapidly changing and highly competitive market, additional risks not discussed in this Form 10-K may emerge from time to time. The Company cannot predict such risks or assess the impact, if any, such risks may have on its business. Consequently, the Company's various forward-looking statements, made, or to be made, should not be relied upon as a prediction of actual results.

 FIVE-YEAR FINANCIAL SUMMARY

Year Ended December 31
(In millions except share and per share data)              1996          1995          1994            1993           1992
--------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
--------------------------------------------------------------------------------------------------------------------------
     Services and Products Revenues                       $732.6        $561.5        $408.8          $321.7        $295.5
     Total Revenues                                        812.2         632.4         459.9           364.0         332.5

     Client Project Expenses                               525.9         348.6         246.9           189.3         175.2
     Other Operating Expenses                              210.4         192.3         140.1           115.6         104.7
     Corporate Expenses                                     48.3          40.8          32.6            28.4          23.2
                                                          ------        ------        ------          ------        ------
     Total Operating Expense                               784.6         581.7         419.6           333.3         303.1
                                                          ------        ------        ------          ------        ------
     Income From Operations                                 27.6          50.7          40.3            30.7          29.4

     Other (Income) Expense                                  1.4           0.9           0.8             -             -
                                                          ------        ------        ------          ------        ------
     Income Before Income Taxes                             26.2          49.8          39.5            30.7          29.4

     Income Taxes                                           10.7          20.6          16.1            12.9          11.9

     Income Before Cumulative Effect of
       Change in Accounting Method                          15.5          29.2          23.4            17.8          17.5

     Cumulative Effect of Change in
       Accounting for Income Taxes(1)                        -             -              -              -             1.6
                                                          ------        ------        -------         ------        ------
     Net Income                                             15.5          29.2          23.4            17.8          19.1

     Dividends and Accretion on Series B
       Preferred Stock                                       -             -             0.3             0.8           1.5
                                                          ------        ------        ------          ------        ------
     Net Income per Common Shareholders                   $ 15.5        $ 29.2        $ 23.1          $ 17.0        $ 17.6
                                                          ======        ======        ======          ======        ======

PER COMMON SHARE DATA
--------------------------------------------------------------------------------------------------------------------------

     Income per Common Share Before Cumulative
       Effect of Change in Accounting Method              $ 0.37        $ 0.72        $ 0.60          $ 0.46        $ 0.45

     Cumulative Effect per Common Share of
       Change in Accounting for Income Taxes1                -            -              -               -            0.05
                                                          ------        ------        ------          ------        ------
     Net Income per Common Share                          $ 0.37        $ 0.72        $ 0.60          $ 0.46        $ 0.50

     Weighted Average Shares and Equivalents          41,925,353    40,707,633     38,731,422     36,663,440    35,466,059

     Common Shares Outstanding at Year End            40,939,209    40,040,454     39,294,780     36,258,602    35,265,923

FINANCIAL POSITION
--------------------------------------------------------------------------------------------------------------------------

     Total Assets                                          424.2        $337.5        $252.2          $185.0        $165.9
     Fixed Assets, Net                                      48.0          37.1          28.7            21.3          16.8
     Working Capital                                       125.0         115.6          89.4            67.3          72.2
     Noncurrent Liabilities                                 22.3          26.8          21.3            19.6          12.0
     Stockholders' Equity                                  203.1         175.5         138.3            99.0          85.8


------------------------
(1)  In 1992, the Company adopted FAS 109 -- Accounting for Income Taxes.

FIVE-YEAR REVENUES BY TARGET MARKET



Year Ended December 31 (In millions)(1)                     1996           1995         1994           1993           1992
--------------------------------------------------------------------------------------------------------------------------
Services and Products

     Telecommunication Firms                               $290.9         $205.2        $120.6        $ 77.8        $ 61.2
     Financial Services Institutions                        165.6          131.3          91.5          59.9          57.1
     State and Local Governments and Education              130.6           95.9          81.6          66.0          59.9
     Federal Government Agencies                            111.1           95.8          87.5          91.6          89.8
     Other Corporate Clients                                 34.4           33.3          27.6          26.4          27.5
                                                           ------         ------        ------        ------        ------

     Total Services and Products Revenues                   732.6          561.5         408.8         321.7         295.5

Reimbursed Expenses Revenues                                 79.6           70.9          51.1          42.3          37.0
                                                           ------         ------        ------        ------        ------

Total Revenues                                             $812.2         $632.4        $459.9        $364.0        $332.5
                                                           ======         ======        ======        ======        ======


------------------------

(1) Effective in 1993, the Company eliminated Energy Industry Clients as a separately reported market with the revenues reclassified under Federal Government Agencies and Other Corporate Clients.

SELECTED QUARTERLY FINANCIAL DATA AND INFORMATION ON AMS STOCK (UNAUDITED)

     The following summary represents the results of operations for the two years in the period ended December 31, 1996. The common stock of American Management Systems, Inc., is traded in the NASDAQ over-the-counter market under the symbol AMSY. References to the stock prices are the high and low bid prices during the calendar quarters.

                      (In millions except per share data)

                                                               Net Income to         Net Income         Stock Bid Price
                                          Income Before            Common            per Common         ---------------
                            Revenues       Income Taxes         Shareholder             Share          High         Low
-------------------------------------------------------------------------------------------------------------------------
1996:
-------------------------------------------------------------------------------------------------------------------------

March 31                     $181.4           $ 11.3               $  6.6              $ 0.16         $26.625     $18.250
June 30                       188.8             14.3                  8.3                0.20          33.375      24.375
September 30                  217.5             18.5                 10.7                0.25          31.125      21.625
December 31                   224.4            (18.0)               (10.1)              (0.24)         37.125      20.375

1995:
-------------------------------------------------------------------------------------------------------------------------

March 31                     $135.7           $  8.3               $  4.9              $ 0.12         $14.000     $11.417
June 30                       157.5             11.5                  6.6                0.16          16.917      12.667
September 30                  162.7             12.9                  7.5                0.19          18.333      15.500
December 31                   176.5             17.1                 10.2                0.25          20.500      15.583




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

     The approximate number of shareholders of record of the Company's common stock as of March 24, 1997 was 888.

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


ANNUAL MEETING

The annual shareholders meeting has been scheduled for May 9, 1997 in Fairfax, Virginia, for stockholders of record on March 21, 1997.