Form 10-K, Exhibit 13
period 1998-12-31
AMERICAN MANAGEMENT SYSTEMS INC
filed 1999-03-26
CIK 310624

                                   Exhibit 13





                   AMERICAN MANAGEMENT SYSTEMS, INCORPORATED

                             1998 FINANCIAL REPORT




                                                   CONTENTS
----------------------------------------------------------------------------------------------------------
Business of AMS                                                                                          1

Financial Statements and Notes                                                                           3

Reports of Independent Accountants                                                                      23

Management's Discussion and Analysis of Financial
 Condition and Results of Operations                                                                    25

Assumptions Underlying Certain Forward-Looking
 Statements and Factors That May Affect Future Results                                                  33

Five-Year Financial Summary                                                                             35

Five-Year Revenues by Target Market                                                                     36

Selected Quarterly Financial Data                                                                       37

Other Information                                                                                       38

BUSINESS OF AMS

         OVERVIEW

         The business of American Management Systems, Incorporated and its wholly-owned subsidiaries ("AMS" or the "Company") is to partner with clients to achieve breakthrough performance through the intelligent use of information technology. AMS provides a full range of consulting services from strategic business analysis to the full implementation of solutions that produce genuine results, on time and within budget. AMS measures success based on the results and business benefits achieved by its clients.

         AMS is a trusted business partner for many of the largest and most respected organizations in the markets in which it specializes. Each year, approximately 85-90% of the Company's business comes from clients it worked with in previous years.

         The Company, which operates as one segment, focuses on clients in specific sectors which are referred to as target markets. Organizations in AMS's target markets -- telecommunications firms; financial services institutions; state and local governments and education organizations; federal government agencies; and other corporate clients -- have a crucial need to exploit the potential benefits of information and systems integration technology. The Company helps clients fulfill this need by continuing to build a professional staff which is composed of experts in the necessary technical and functional disciplines; managers who can lead large, complex systems integration projects; and business and computer analysts who can devise creative solutions to complex problems.

         Another significant component of AMS's business is the development of proprietary software products, either with its own funds or on a jointly funded basis with other organizations. These products are principally licensed as elements of custom tailored systems and, to a lesser extent, as stand-alone applications. The Company expended $77.4 million in 1998, $50.6 million in 1997, and $30.4 million in 1996 for research and development associated with proprietary software. The Company expensed in the accompanying consolidated financial statements $35.4 million in 1998, $30.7 million in 1997, and $26.0 million in 1996 for research and development associated with proprietary software. As a percentage of revenues, license and maintenance fee revenues were less than 10% during each of the last three years.

         During 1998, the Company formed a cross-target market practice that will focus on delivering high-value, customer-facing Web solutions - including eBill, eCare and eMarketing - tailored to clients in financial services, telecommunications, government and utilities. These solutions will help firms achieve greater cost savings, deliver improved customer service and leverage cross-sell and up-sell opportunities in their markets. The new "eCustomer" practice builds upon the Company's existing, significant eCommerce client base.

         In order to serve clients outside of the United States, AMS has expanded internationally by establishing eighteen subsidiaries or foreign branches. Exhibit 21 of this Form 10-K provides a complete listing of all active AMS subsidiaries (and branches), showing name, year organized or acquired, and place of incorporation. Revenues attributable to AMS's non-US clients were approximately $208.4 million in 1998, $248.6 million in 1997, and $278.3 million in 1996. Additional information on revenues and assets attributable to AMS's geographic areas of operation is provided in Note 12 of the consolidated financial statements appearing elsewhere in this financial report.

         Founded in 1970, AMS services clients worldwide. AMS's approximately 8,100 full-time employees serve clients from corporate headquarters in Fairfax, Virginia and from 57 offices worldwide.

         TELECOMMUNICATIONS FIRMS

         AMS markets systems consulting and integration services for order processing, customer care, billing, accounts receivable, and collections, both for local exchange and interexchange carriers and for cellular/wireless telephone companies. Most of the Company's work involves developing and implementing customized capabilities using AMS's application software products as a foundation.

         FINANCIAL SERVICES INSTITUTIONS

         AMS provides information technology consulting and systems integration services to money center banks, major regional banks, insurance companies, and other large financial services firms. The Company specializes in corporate and international banking, consumer credit management, customer value and global risk management, bank management information systems, and retirement plan systems.

         STATE AND LOCAL GOVERNMENTS AND EDUCATION

         AMS markets systems consulting and integration services, and application software products, to state, county, and municipal governments for financial management, tax and revenue management, human resources, social services, public safety and transportation functions, and environmental systems. The Company also markets services and application software products to universities and colleges.

         FEDERAL GOVERNMENT AGENCIES

         The Company's clients include civilian and defense agencies and aerospace companies. Assignments require knowledge of agency programs and management practices as well as expertise in computer systems integration. Services provided by AMS include information technology, consulting, operations and maintenance support, large scale systems integration and certain Year 2000 remediation. AMS's work for defense agencies often involves specialized expertise in engineering and logistics.

         OTHER CORPORATE CLIENTS

         The Company also solves information systems problems for the largest firms in other industries, including health care organizations and firms in the gas and electric utilities industry. AMS has systems integration and operations projects with several large organizations and intends to pursue more. AMS provides technical training and technical consulting services in software technology for large-scale business systems.

FINANCIAL STATEMENTS AND NOTES

American Management Systems, Incorporated

CONSOLIDATED STATEMENTS OF OPERATIONS

Year Ended December 31
(In millions except per share data)                                            1998           1997              1996
--------------------------------------------------------------------------------------------------------------------------
REVENUES                                                                    $1,057.8         $ 872.3           $ 812.2

EXPENSES
       Client Project Expenses                                                 583.2           485.0             525.9
       Other Operating Expenses                                                318.8           283.5             210.4
       Corporate Expenses                                                       65.9            49.5              48.3
                                                                          ----------         -------           -------
                                                                               967.9           818.0             784.6

INCOME FROM OPERATIONS                                                          89.9            54.3              27.6

OTHER (INCOME) EXPENSE
       Interest Expense                                                          4.2             5.8               3.2
       Other Income                                                             (2.3)           (2.9)             (1.8)
       Loss on Investments in Other Companies                                    0.7              -                 -
                                                                          ----------         -------           -------
                                                                                 2.6             2.9               1.4

INCOME BEFORE INCOME TAXES                                                      87.3            51.4              26.2
INCOME TAXES                                                                    35.5            20.2              10.7
                                                                          ----------         -------           -------
NET INCOME                                                                $     51.8         $  31.2           $  15.5
                                                                          ==========         =======           =======
WEIGHTED AVERAGE SHARES                                                         42.1            41.4              40.7
                                                                          ==========         =======           =======
BASIC NET INCOME PER SHARE                                                $     1.23         $  0.75           $  0.38
                                                                          ==========         =======           =======
WEIGHTED AVERAGE SHARES AND EQUIVALENTS                                         42.9            42.3              41.9
                                                                          ==========         =======           =======
DILUTED NET INCOME PER SHARE                                              $     1.21         $  0.74           $  0.37
                                                                          ==========         =======           =======







----------------
See Accompanying Notes to Consolidated Financial Statements.

American Management Systems, Incorporated

CONSOLIDATED BALANCE SHEETS

December 31 (In millions except per share data)                                               1998                1997
------------------------------------------------------------------------------------------------------------------------
ASSETS
------------------------------------------------------------------------------------------------------------------------

CURRENT ASSETS
       Cash and Cash Equivalents                                                             $119.3              $ 49.6
       Accounts and Notes Receivable                                                          260.3               240.9
       Prepaid Expenses and Other Current Assets                                                8.8                 8.4
                                                                                             ------              ------
                                                                                              388.4               298.9

FIXED ASSETS
       Equipment                                                                               59.7                67.0
       Furniture and Fixtures                                                                  23.6                22.4
       Leasehold Improvements                                                                  17.3                13.9
                                                                                             ------              ------
                                                                                              100.6               103.3
       Accumulated Depreciation and Amortization                                              (63.0)              (58.1)
                                                                                             ------              ------
                                                                                               37.6                45.2

OTHER ASSETS
       Purchased and Developed Computer Software (Net of
        Accumulated Amortization of $72,000,000 and
        $63,400,000)                                                                           83.6                58.0
       Intangibles (Net of Accumulated Amortization of
        $4,700,000 and $3,200,000)                                                              4.3                 6.0
       Other Assets (Net of Accumulated Amortization of
        $920,000 and $815,000)                                                                 23.7                13.3
                                                                                             ------              ------
                                                                                              111.6                77.3
                                                                                             ------              ------

TOTAL ASSETS                                                                                 $537.6              $421.4
                                                                                             ======              ======







----------------
See Accompanying Notes to Consolidated Financial Statements.

American Management Systems, Incorporated

CONSOLIDATED BALANCE SHEETS

December 31 (In millions except per share data)                                                 1998                1997
---------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
---------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
       Notes Payable and Capitalized Lease Obligations                                        $  5.3              $  7.5
       Accounts Payable                                                                         21.3                10.5
       Accrued Incentive Compensation                                                           55.8                24.7
       Other Accrued Compensation and Related Items                                             39.8                32.2
       Deferred Revenues                                                                        37.7                39.8
       Other Accrued Liabilities                                                                 4.8                 3.5
       Provision for Contract Losses                                                             7.3                  -
       Income Taxes Payable                                                                      9.1                 8.8
                                                                                              ------              ------
                                                                                               181.1               127.0
       Deferred Income Taxes                                                                     4.9                 3.0
                                                                                              ------              ------
                                                                                               186.0               130.0

NONCURRENT LIABILITIES
       Notes Payable and Capitalized Lease Obligations                                          22.7                27.9
       Other Accrued Liabilities                                                                15.9                 9.5
       Deferred Income Taxes                                                                    21.1                15.3
                                                                                              ------              ------
                                                                                                59.7                52.7
                                                                                              ------              ------

TOTAL LIABILITIES                                                                              245.7               182.7

STOCKHOLDERS' EQUITY
       Preferred Stock ($0.10 Par Value; 4,000,000 Shares
        Authorized, None Issued or Outstanding)
       Common Stock ($0.01 Par Value; 100,000,000 Shares
         Authorized, 51,057,214 and 50,115,057 Issued and
         42,026,510 and 41,544,299 Outstanding)                                                  0.5                 0.5
       Capital in Excess of Par Value                                                           96.7                84.1
       Retained Earnings                                                                       240.3               188.5
       Currency Translation Adjustment                                                          (6.3)               (8.0)
       Common Stock in Treasury, at Cost (9,030,704 and
         8,570,758 Shares)                                                                     (39.3)              (26.4)
                                                                                              ------              ------
                                                                                               291.9               238.7
                                                                                              ------              ------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                    $537.6              $421.4
                                                                                              ======              ======







----------------
See Accompanying Notes to Consolidated Financial Statements.

American Management Systems, Incorporated

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31 (In millions)                                                    1998           1997         1996
----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income                                                                             $ 51.8         $ 31.2        $ 15.5
Adjustments to Reconcile Net Income to Net Cash
 Provided by Operating Activities:
     Depreciation                                                                        17.0           17.9          16.1
     Amortization                                                                        21.6           16.8          23.2
     Loss on Investments in Other Companies                                               0.7             -             -
     Deferred Income Taxes                                                                7.8            3.2          (9.8)
     Provision for Doubtful Accounts                                                     10.9           10.6          15.2
     Provision for Contract Losses                                                        7.3          (18.5)         18.5
Changes in Assets and Liabilities:
     Increase in Trade Receivables                                                      (30.3)          (3.7)        (56.8)
     (Increase) Decrease in Prepaid Expenses and Other
        Current Assets                                                                   (0.4)           4.8          (4.3)
     Increase in Other Assets                                                           (10.6)          (8.2)         (7.3)
     Increase (Decrease) in Accrued Incentive Compensation                               31.1           (9.1)         11.2
     Increase (Decrease) in Accounts Payable and Other Accrued
        Compensation and Liabilities                                                     26.0           (0.1)         19.0
     (Decrease) Increase in Deferred Revenues                                            (2.0)          19.0          (5.7)
     Increase in Income Taxes Payable                                                     0.3            1.0           5.5
                                                                                       ------         ------        ------
Net Cash Provided by Operating Activities                                               131.2           64.9          40.3
                                                                                       ------         ------        ------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchase of Fixed Assets                                                           (10.6)         (15.9)        (27.5)
     Purchase of Computer Software                                                       (3.3)          (2.3)         (5.6)
     Investment in Software Products                                                    (41.8)         (31.6)        (13.8)
     Other Investments and Intangibles                                                   (2.3)           0.4           0.5
     Proceeds from Sale of Fixed Assets and Computer Software                             2.6            0.9           0.7
                                                                                       ------         ------        ------
     Net Cash Used in Investing Activities                                              (55.4)         (48.5)        (45.7)
                                                                                       ------         ------        ------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Borrowings                                                                            -            20.0          30.4
     Payments on Borrowings                                                              (7.5)         (51.7)         (6.7)
     Proceeds from Common Stock Options Exercised                                        20.9            9.1           9.5
     Payments to Acquire Treasury Stock                                                 (21.2)          (0.1)         (0.5)
                                                                                       ------         ------        ------
     Net Cash (Used in) Provided by Financing Activities                                 (7.8)         (22.7)         32.7
                                                                                       ------         ------        ------
     Increase (Decrease) in Currency Translation Adjustment                               1.7           (6.9)         (0.3)
                                                                                       ------         ------        ------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                     69.7          (13.2)         27.0
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                           49.6           62.8          35.8
                                                                                       ------         ------        ------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                               $119.3         $ 49.6        $ 62.8
                                                                                       ======         ======        ======

NON-CASH OPERATING AND FINANCING ACTIVITIES:
     Treasury Stock Utilized to Satisfy Accrued
       Incentive Compensation Liabilities                                              $   -          $  2.3        $  3.4
     Treasury Stock Utilized to Satisfy Stock Options Exercised                        $  4.7         $   -         $   -

----------------
See Accompanying Notes to Consolidated Financial Statements.

American Management Systems, Incorporated

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 1998, 1997, and 1996 (In millions)

                                            Common
                                             Stock      Capital in       Currency                                          Total
                                          (Par Value    Excess of      Translation     Retained         Treasury      Stockholders'
                                             $0.01)     Par Value      Adjustment      Earnings            Stock           Equity

------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                  $0.5        $65.4           $(0.7)         $141.8          $(31.5)           $175.5

   Common Stock Options Exercised               -           5.1                                                               5.1
   Tax Benefit Related to Exercise of
     Common Stock Options                                   4.5                                                               4.5
   Currency Translation Adjustment                                         (0.4)                                             (0.4)
   Common Stock Repurchased                                                                                (0.5)             (0.5)
   Restricted Stock Awarded                                                                                 3.4               3.4
   1996 Net Income                                                                         15.5                              15.5
                                              ----        -----           -----          ------          ------            ------
Balance at December 31, 1996                   0.5         75.0            (1.1)          157.3           (28.6)            203.1

   Common Stock Options Exercised               -           4.1                                                               4.1
   Tax Benefit Related to Exercise of
     Common Stock Options                                   5.0                                                               5.0
   Currency Translation Adjustment                                         (6.9)                                             (6.9)
   Common Stock Repurchased                                                                                (0.1)             (0.1)
   Restricted Stock Awarded                                                                                 2.3               2.3
   1997 Net Income                                                                         31.2                              31.2
                                              ----        -----           -----          ------          ------            ------
Balance at December 31, 1997                   0.5         84.1            (8.0)          188.5           (26.4)            238.7

   Common Stock Options Exercised               -           5.3                                             8.3              13.6
   Tax Benefit Related to Exercise of
     Common Stock Options                                   7.3                                                               7.3
   Currency Translation Adjustment                                          1.7                                               1.7
   Common Stock Repurchased                                                                               (21.2)            (21.2)
   1998 Net Income                                                                         51.8                              51.8
                                              ----        -----           -----          ------          ------            ------
Balance at December 31, 1998                  $0.5        $96.7           $(6.3)         $240.3          $(39.3)           $291.9
                                              ====        =====           =====          ======          ======            ======








----------------
See Accompanying Notes to Consolidated Financial Statements.

American Management Systems, Incorporated
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Year Ended December 31 (In millions)                                1998              1997             1996
------------------------------------------------------------------------------------------------------------
NET INCOME    .....................................                 $51.8            $31.2            $15.5

OTHER COMPREHENSIVE INCOME (LOSS):
     Currency Translation Adjustment...............                   1.7             (6.9)             (0.4)
                                                                    -----            -----             -----
COMPREHENSIVE INCOME...............................                 $53.5            $24.3             $15.1
                                                                    =====            =====             =====









----------------
See Accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

         The business of American Management Systems, Incorporated and its wholly-owned subsidiaries ("AMS" or the "Company") is to partner with clients to achieve breakthrough performance through the intelligent use of information technology. AMS is an international business and information technology consulting firm that provides a full range of services: business re-engineering, change management, systems integration, and systems development and implementation. AMS is headquartered in Fairfax, Virginia, with 57 offices worldwide. The Company which operates as one segment focuses on the following primary target markets: telecommunications firms, financial services institutions, state and local governments and education, federal government agencies and other corporate clients.

A.       Revenue Recognition

         Revenues on fixed-price contracts are generally recorded using the percentage of completion method based on the relationship of costs incurred to the estimated total costs of the project. Revenues on cost reimbursable contracts and time and material contracts are recorded as labor and other expenses are incurred.

         The Company recognizes revenues on the percentage of completion method for contracts involving software license fees and the provision of significant software modifications and customized services. For all other software license contracts, revenues are recorded upon execution of the contract, provided that all shipment obligations have been met, fees are fixed or determinable, and collection is deemed probable. Revenues from software maintenance contracts are recognized ratably over the maintenance period.

         On benefit-funded contracts (contracts whereby the amounts due the Company are payable based on actual benefits derived by the client), the Company defers recognition of revenues until the point at which management can predict, with reasonable certainty, that the benefit stream will generate amounts sufficient to fund the contract. From that point forward, revenues are recognized on a percentage of completion basis based on the relationship of costs incurred to the estimated total costs of the project.

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

B.       Software Development Costs

         The Company develops proprietary software products using its own funds, or on a jointly funded basis with other organizations, and records such activities as research and development. These software products are then licensed to customers, either as stand-alone applications, or as elements of custom-built systems.

         The Company accounts for software development costs in accordance with Statement of Financial Accounting Standards No. 86 -- "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed" and for software jointly developed in accordance with Statement of Position 97-2, "Software Revenue Recognition". For projects funded by the Company, significant development costs incurred beyond the point of demonstrated technological feasibility are capitalized and, after the product is available for general release to customers, such costs are amortized on a straight-line basis over a period of 3 to 5 years, or other such shorter period as might be required. For projects where the Company has a funding partner, the capital asset is reduced by the amount collected from the partner. The Company recorded $14.5 million of amortization in 1998, $12.5 million of amortization in 1997, and $9.3 million of amortization in 1996. Unamortized costs were $79.1 million, $51.9 million, and $32.7 million at December 31, 1998, 1997, and 1996 respectively. In 1998, the Company reduced the unamortized costs by $14.8 million representing collections from funding partners. The Company evaluates the net realizable value of capitalized software using the estimated, undiscounted, net-cash flows of the underlying products.

         The Company capitalizes costs incurred for the development or purchase of internal use software in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Once the product is substantially complete and ready for its intended use, capitalized costs are amortized on a straight-line basis over the estimated useful life of the software.

         The Company expended $77.4 million in 1998, $50.6 million in 1997, and $30.4 million in 1996 for research and development associated with proprietary software. The Company expensed in the accompanying consolidated financial statements $35.4 million in 1998, $30.7 million in 1997, and $26.0 million in 1996 for research and development associated with proprietary software.

C.       Fixed Assets, Purchased Computer Software Licenses and Intangibles

         Fixed assets and purchased computer software licenses are recorded at cost. Furniture, fixtures, and equipment are depreciated over estimated useful lives ranging from 3 to 10 years. Leasehold improvements are amortized ratably over the lesser of the applicable lease term or the useful life of the improvement. For financial statement purposes, depreciation is computed using the straight-line method. Purchased software licenses are amortized over 2 to 5 years using the straight-line method. Intangibles are generally amortized over 5 to 15 years.

D.       Income Taxes

         Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates for the year in which the differences are expected to reverse.

         Deferred income taxes are provided for temporary differences in recognizing certain income, expense, and credit items for financial reporting purposes and tax reporting purposes. Such deferred income taxes primarily relate to the methods of accounting for revenue, capitalized software development costs, restricted stock, and the timing of deductibility of certain reserves and accruals for income tax purposes. A valuation allowance is recorded if it is "more likely than not" that some portion or all of a deferred tax asset will not be realized.

E.       Earnings Per Share

         Basic EPS excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock and is computed using the treasury stock method.

F.       Cash and Cash Equivalents

         The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The carrying amount approximates fair value because of the short maturity of these instruments.

G.       Currency Translation

         For operations outside the United States with functional currencies other than the U.S. dollar, the Company translates income statement amounts at the average monthly exchange rates throughout the year. The Company translates assets and liabilities at exchange rates prevailing as of the Balance Sheet date. The resulting translation adjustments and gains and losses on intercompany transactions which are long term in nature are shown as a separate component of Stockholders' Equity.

H.       Principles of Consolidation

         The consolidated financial statements include the accounts of American Management Systems, Incorporated and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated. The Company's investments in companies in which it has the ability to exercise significant influence over operating and financial policies are accounted for under the equity method, with the remaining investments carried at cost.

I.       Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Future actual results could be different due to these estimates. Significant estimates inherent in the preparation of the accompanying consolidated financial statements include: management's forecasts of contract costs and progress towards completion which are used to determine revenue recognition under the percentage-of-completion method, management's estimates of allowances for doubtful accounts, tax valuation allowances, and management's estimates of the net realizable value of purchased and developed computer software and intangible assets.

J.        Foreign Currency Hedging

         From time to time, the Company enters into foreign exchange contracts as a hedge of intercompany balance sheet transactions. Market value gains and losses are recognized, and the resulting credits or debits offset foreign exchange gains or losses on those transactions. For 1997 and 1998, the Company entered into such short-term contracts with de minimis values. No contracts are outstanding as of December 31, 1998.

K.        Reclassifications

         Certain prior year information has been reclassified to conform with the current year presentation.

L.        Comprehensive Income

         The Company's principal components of comprehensive income are net income and foreign currency translation adjustments.

M.       New Accounting Pronouncements

         In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, entitled "Accounting for Derivative Instruments and Hedging Activities." This Statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company will be required to adopt this new accounting standard by January 1, 2000. The Company does not anticipate early adoption of this new standard. Due to the recent release and complexity of this standard, the Company has not completed an assessment of the impact it will have on its financial position or results of operations. The Company currently has no material transactions, which would be impacted by this standard.

NOTE 2 -- ACCOUNTS AND NOTES RECEIVABLE

December 31 (In millions)                  1998                  1997
--------------------------------------------------------------------------
Trade Accounts Receivable
     Amounts Billed                       $215.5                 $195.2
     Amounts Not Billed                     46.7                   45.3
     Contract Retention                      7.9                    5.4
                                          ------                 ------
     Total                                 270.1                  245.9

Allowance for Doubtful Accounts             (9.8)                  (5.0)
                                          ------                 ------
     Total                                $260.3                 $240.9
                                          ======                 ======


         The Company enters into large, long-term contracts and, as a result, periodically maintains individually significant receivable balances with certain major clients. At December 31, 1998, the nine largest individual receivable balances totaled approximately $94.5 million. No other receivable exceeded $5 million.

         Management believes that credit risk, with respect to the Company's receivables, is low due to the creditworthiness of its clients and the diversification of its client base across different industries and geographies. In addition, the Company is further diversified in that it enters into a range of different types of contracts, such as fixed price, cost-plus, time and material, and benefits funded contracts. The Company may also, from time to time, work as a subcontractor on particular contracts. The Company performs ongoing evaluations of contract performance as well as evaluations of the client's financial condition.


NOTE 3 -- NOTES PAYABLE AND CAPITALIZED LEASE OBLIGATIONS

         Effective January 9, 1998, the Company entered into a syndicated five-year $120 million Multi-Currency Revolving Credit Agreement with NationsBank (now Bank of America) and Wachovia Bank (the "1998 Agreement") as agents. A term loan (the "Term Loan"), which was funded by Wachovia Bank and NationsBank on January 6, 1997 under a term loan agreement, remains outstanding and is now governed by the 1998 Agreement.

         The aggregate weighted average borrowings under all revolving credit agreements was approximately $4.5 million in 1998, and $41.3 million in 1997, at daily weighted average interest rates of approximately 4.9% in 1998 and 6.6% in 1997. The maximum borrowed under all agreements was $33.8 million in 1998 and $63.1 million in 1997. At December 31, 1998 the Company had no amounts outstanding under its revolving credit facility and $28.0 million in term loans compared to $1.8 million outstanding under its revolving credit facility and $35.4 million in term loans at December 31, 1997.

         The Company and most of its existing subsidiaries can borrow funds under the 1998 Agreement in any of the approved currencies, subject to certain minimum amounts per borrowing. Interest on such borrowings will generally range from LIBOR plus 12.5 basis points to LIBOR plus 45 basis points, depending on the ratio of total debt to earnings before interest, taxes, depreciation, and amortization. The Company must also pay a facility fee ranging from 12.5 basis points to 20 basis points of the total facility, based on the same performance measure. Based on such measures at December 31, 1998, interest payments during 1999 will be based on LIBOR plus 12.5 basis points and the facility fee will be
12.5 basis points of the total facility.

         The 1998 Agreement, and the Term Loan, contain certain covenants with which the Company must comply. These include: (i) maintain at the end of each fiscal quarter for the four fiscal quarters ending on such date a fixed charge coverage ratio of not less than 2.25 to 1.0, as of December 31, 1997 and March 31, 1998, increasing to 2.5 to 1.0 for the quarter ending June 30, 1998 and thereafter, (ii) maintain total debt to EBITDA ratio of no more than 3.0 to 1.0,
(iii) restrictions on using net worth to acquire other companies or transferring assets to a subsidiary, and (iv) restrictions on declaring or paying cash dividends in any one fiscal year in excess of twenty-five percent of its net income for such year.

         The following schedule summarizes the total outstanding notes; there are no outstanding capitalized lease obligations. The carrying values approximate the fair values.

December 31 (In millions)                                                             1998          1997
----------------------------------------------------------------------------------------------------------

Revolving Line-of-Credit                                                              $  -          $ 1.8

Unsecured Notes With Interest at 5.250% - 6.938%
  Principal and Interest Payable Monthly Through
  January 2004                                                                          28.0         33.6
                                                                                       -----        -----

Total Notes Payable and Capitalized Lease Obligations                                  $28.0        $35.4
                                                                                       =====        =====


Principal amounts are repayable as shown below:
     1999                                                                              $ 5.3
     2000                                                                                6.1
     2001                                                                                6.1
     2002                                                                                5.5
     2003                                                                                4.0
     2004 and Beyond                                                                     1.0
                                                                                       -----
                                                                                        28.0
     Less Current Portion                                                                5.3
                                                                                       -----
     Long-Term Portion                                                                 $22.7
                                                                                       =====


         Interest paid by the Company totaled $4.2 million in 1998, $5.8 million in 1997, and $3.2 million in 1996.

NOTE 4 -- EQUITY SECURITIES

         At December 31, 1997, the Company had a stock option plan, 1992 Amended and Restated Stock Option Plan E, as amended (the "1992 Plan E"), under which the Company was authorized to issue up to 3,375,000 shares of common stock as incentive stock options ("ISOs") or nonqualified stock options ("NSOs"). The 1992 Plan E, which was approved by the shareholders in May 1992, replaced Stock Option Plan E ("Plan E"). At its February 1998 meeting, the Board terminated the 1992 Plan E. No grants have been made under this plan since 1996. On May 10, 1996, the shareholders approved a new stock option plan for the Company, Stock Option Plan F ("Plan F") under which an additional 3,800,000 shares of common stock may be issued as ISOs or NSOs. On February 21, 1997, the Board adopted certain amendments to Plan F resulting in the 1996 Amended Stock Option Plan F ("Amended Plan F") which was approved by the shareholders at the May 9, 1997 annual meeting.

         Under all plans, the exercise price of an ISO granted is not less than the fair market value of the common stock on the date of grant and for NSOs, the exercise price is either the fair market value of the common stock on the date of the grant or, when granted in connection with one-year performance periods under the Company's incentive compensation program, the exercise price may be determined by a formula selected by the Board or appropriate Board committee that is based on the fair market value of the common stock as of a date, or for a period, that is within three months of the date of grant. In cases where the average market value exceeds the exercise price on the date of grant, the differential is recorded as compensation expense. Under all plans, options expire up to eight years from the date of grant. Options granted are exercisable immediately, in monthly installments, or at a future date, as determined by the appropriate Board committee or as otherwise specified in the plan.

         At December 31, 1998 there were 2,191,853 shares available for grant under Amended Plan F. No options remain available for grant under any previous stock option plan. The following table summarizes information with respect to stock options outstanding at December 31, 1998.

                                                                                       Options Exercisable
                                  Total Options Outstanding at 12/31/98                   at 12/31/98
                                  --------------------------------------------  ----------------------------
                                             Weighted
                                              Average
                                             Remaining        Weighted                            Weighted
                                            Contractual        Average                             Average
       Range of                    Number      Life           Exercise                 Number      Exercise
  Exercise Prices                of Shares    (Years)           Price                of Shares      Price
  -----------------------------------------------------------------------------------------------------------
   $ 6.44 - $10.33                 568,375     1.45             $ 8.55                 463,881      $ 8.38
    10.44 -  14.83                 533,225     2.14              13.34                 441,590       13.16
    15.00 -  19.08                 626,142     3.11              17.79                 547,024       17.79
    19.33 -  24.00                 614,095     3.17              23.12                 474,917       23.43
    24.63 -  27.50                 533,263     5.50              26.19                  92,381       26.10
    27.81 -  35.63                 308,586     4.75              29.04                 169,647       28.85
                               -----------                                         -----------
                                 3,183,686     3.22             $18.92               2,189,440      $17.29

Additional information with respect to stock options awarded pursuant to such plans is summarized in the following schedule.

                                                                         Number of               Weighted
                                                                           Option                 Average
                                                                           Shares               Exercise Price
---------------------------------------------------------------------------------------------------------------
Balance Outstanding at December 31, 1995                                  3,404,582               $  9.09

For the Year Ended December 31, 1996:
     Options Granted                                                        769,451                 23.84
     Options Canceled                                                        26,495                 16.67
     Options Exercised                                                      730,782                  7.16
     Balance Outstanding at December 31, 1996                             3,416,756                 12.76

For the Year Ended December 31, 1997:
     Options Granted                                                        964,335                 20.77
     Options Canceled                                                        85,405                 19.60
     Options Exercised                                                      516,384                  7.94
     Balance Outstanding at December 31, 1997                             3,779,302                 15.31

For the Year Ended December 31, 1998:
     Options Granted                                                        731,244                 25.34
     Options Canceled                                                       122,325                 21.88
     Options Exercised                                                    1,204,535                 11.20
     Balance Outstanding at December 31, 1998                             3,183,686                 18.92


         The Company has chosen to continue to account for stock-based compensation using the method prescribed in APB Opinion No. 25, "Accounting for Stock Issued to Employees." In 1996, the Company adopted, for disclosure purposes only, Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (SFAS No. 123).

         If the Company determined compensation cost for these plans in accordance with SFAS No. 123, the Company's pro-forma net income and earnings per share for fiscal year 1998, 1997 and 1996 would have been decreased to the pro-forma amounts indicated below:

December 31 (In millions, except per share data):                     1998            1997            1996
---------------------------------------------------------------------------------------------------------------------------------

Reported:
         Net Income                                                  $51.8            $31.2           $15.5
                                                                     =====            =====           =====
         Basic Net Income per Share                                  $1.23            $0.75           $0.38
                                                                     =====            =====           =====
         Diluted Net Income per Share                                $1.21            $0.74           $0.37
                                                                     =====            =====           =====
Pro-Forma:
         Net Income                                                  $48.8            $26.8           $13.1
                                                                     =====            =====           =====
         Basic Net Income per Share                                  $1.16            $0.65           $0.32
                                                                     =====            =====           =====
         Diluted Net Income per Share                                $1.14            $0.64           $0.31
                                                                     =====            =====           =====

         The SFAS No. 123 method of accounting does not apply to options granted prior to January 1, 1995, and accordingly, the resulting pro-forma compensation cost may not be representative of that to be expected in future years.

         The Company has eight-year and five-year options. For disclosure purposes, the fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. Under the Black-Scholes model, the total value of the eight-year options granted in 1998, 1997 and 1996 was $2.8 million, $2.2 million and $1.8 million, respectively, which would be amortized on a graded vesting schedule on a pro-forma basis over a seven-year period. The weighted-average fair value of the eight-year stock options granted in 1998, 1997 and 1996 was $12.37, $10.56 and $12.36, respectively. The total value of the five-year stock options granted in 1998, 1997 and 1996 was $5.2 million, $5.5 million and $5.0 million, respectively. These would be amortized ratably on a pro-forma basis over a five-year period (which varies between four months and five years). The weighted-average fair value of the five-year stock options granted in 1998, 1997 and 1996 was $10.18, $7.28 and $8.06, respectively.

         Additionally, the following assumptions were used for both the eight-year and five-year stock options granted in 1998, 1997 and 1996 respectively.


                                        Eight Year                                    Five Year
                             --------------------------------           -------------------------------
December 31                   1998         1997         1996             1998          1997         1996
---------------------------------------------------------------------------------------------------------------------------------
Expected Volatility           43.86%       39.96%       38.01%            45.44%       39.65%       36.35%
Risk-Free Interest Rate        5.36%        5.60%        6.48%             5.48%        6.29%        5.58%
Expected Life                  5 yrs        5 yrs        5 yrs             4 yrs        4 yrs        4 yrs
Expected Dividend Yield           0%           0%           0%                0%           0%           0%


     At its February 1995 meeting, the Board authorized the Company to expend up to $10 million to repurchase additional shares of its common stock, from time to time, for its stock based benefit plans or for other corporate purposes. On August 3, 1998 the Company announced that its Board had authorized the purchase, from time to time, of up to 1 million shares of its common stock through open market and negotiated purchases. The Company repurchased 723,520, 3,358, and 24,600 shares of its common stock during 1998, 1997, and 1996, respectively, for a total of $21.8 million. In addition, the Company has begun funding stock option exercises through the reissuance of previously acquired treasury shares.

NOTE 5 -- EARNINGS PER SHARE RECONCILIATION

Year Ended December 31 (In millions except per share data)                        1998         1997        1996
----------------------------------------------------------------------------------------------------------------
Basic Earnings per Share Computation
------------------------------------
    Net Income (Numerator)                                                      $51.8         $31.2       $15.5
                                                                                -----         -----       -----
    Weighted Average Shares (Denominator)                                        42.1          41.4        40.7
                                                                                -----         -----       -----
    Basic Net Income per Share                                                  $1.23         $0.75       $0.38
                                                                                =====         =====       =====
Diluted Earnings per Share Computation
--------------------------------------
    Net Income (Numerator)                                                      $51.8         $31.2       $15.5
                                                                                -----         -----       -----
    Weighted Average Shares and Equivalents:
       Weighted Average Shares                                                   42.1          41.4        40.7
       Shares Issuable Upon Exercise of Stock Options                             3.3           2.9         3.5
       Less Shares Assumed to be Repurchased at Fair Market Value                (2.5)         (2.0)       (2.3)
                                                                                -----         -----       -----
       Total Weighted Average Shares and Equivalents (Denominator)               42.9          42.3        41.9
                                                                                -----         -----       -----
    Diluted Net Income per Share                                                $1.21         $0.74       $0.37
                                                                                =====         =====       =====

NOTE 6 -- INCOME TAXES

Year Ended December 31 (In millions)                                      1998           1997            1996
------------------------------------------------------------------------------------------------------------------

Income before income taxes for the year ended
  December 31 was derived in the following jurisdictions:
       U.S.                                                              $58.5           $25.7         $  8.7
       Non-U.S.                                                           28.8            25.7           17.5
                                                                        ------          ------         ------
                                                                         $87.3           $51.4          $26.2
                                                                         =====           =====          =====

The provision for income taxes is comprised of the following:
       Current:
           U.S. Federal                                                  $15.5          $  3.3          $10.4
           U.S. State                                                      4.1             0.3            1.4
           Non-U.S.                                                        8.1            13.3            8.7
       Deferred:
           U.S. Federal                                                    6.4             3.2           (4.3)
           U.S. State                                                     (1.9)            0.6           (0.5)
           Non-U.S.                                                        3.3            (0.5)          (5.0)
                                                                         -----          ------         ------
Total Provision                                                          $35.5           $20.2          $10.7
                                                                         =====           =====          =====

The differences between the U.S. federal statutory
   income tax as measured based on pre-tax income
   and the Company's effective rate are:
       U.S. federal statutory income tax rate                             35.0%           35.0%          35.0%
       State income taxes, net of federal benefit                          3.3             1.6            1.9
       Change in valuation allowance                                       0.7             0.2           (9.1)
       Research tax credits                                               (0.4)           (3.6)          (3.0)
       Meals and entertainment                                             2.4             3.7            5.7
       Goodwill and Other Non-deductibles                                  0.6             0.4            1.6
       Benefit of Non-U.S. Subsidiary Conversion                          (1.7)           (1.7)             -
       Impact of Non-U.S. jurisdictions                                    1.4             6.0            4.3
       Other                                                              (0.6)           (2.3)           4.4
                                                                        ------          ------         ------
Effective Rate                                                            40.7%           39.3%          40.8%
                                                                        ======          ======         ======

Year Ended December 31 (In millions)                                     1998           1997            1996
----------------------------------------------------------------------------------------------------------------

The tax effect of temporary differences that give rise
   to significant portions of the deferred tax assets and
   deferred tax liabilities at December 31 are as follows:
       Deferred Tax Assets:
           Accrued Expenses                                             $  3.2          $    -           $  5.4
           Employee Related Compensation                                  13.7             8.7              6.1
           Deferred Revenue                                                1.0             1.5              2.4
           Allowance for Doubtful Accounts                                 3.9             4.2              8.5
           Loss and Credit Carryforwards                                   3.5             9.0              5.4
           Other                                                           5.0             3.3             (1.9)
                                                                        ------          ------           ------
       Subtotal                                                           30.3            26.7             25.9
       Valuation Allowance                                                (1.1)           (0.5)            (0.4)
                                                                        ------          ------           ------
       Total Deferred Tax Assets                                        $ 29.2          $ 26.2           $ 25.5
                                                                        ------          ------           ------


       Deferred Tax Liabilities:
           Unbilled Receivables                                         $(19.9)         $(20.4)          $(26.9)
           Capitalized Software                                          (29.2)          (21.0)           (12.6)
           Other                                                          (6.1)           (3.1)            (0.9)
                                                                        ------          ------           ------
       Total Deferred Tax Liabilities                                    (55.2)          (44.5)           (40.4)
                                                                        ------          ------           ------
       Net Deferred Tax Liabilities                                     $(26.0)         $(18.3)          $(14.9)
                                                                        ======          ======           ======


       The net changes in total valuation allowance for the years ending December 31, 1998, 1997, and 1996 were an increase of $0.6 million, $0.1 million, and a decrease of $2.4 million respectively. Certain of the Company's foreign subsidiaries have net operating losses, the majority of such losses carry forward over an indefinite period.

       The Company has not provided U.S. federal income and foreign withholding taxes on $17.0 million of non-U.S. subsidiaries' undistributed earnings as of December 31, 1998, because such earnings are intended to be reinvested indefinitely or have already been taxed at rates in excess of the U.S. federal rate. If these earnings were distributed, foreign tax credits would become available under current law to reduce or eliminate the resulting U.S. income tax liability. Where excess cash has accumulated in the Company's non-US subsidiaries and it is advantageous for tax or foreign exchange reasons, subsidiary earnings are remitted.

       The Company paid income taxes of approximately $23.4 million, $14.9 million, and $14.3 million, in 1998, 1997, and 1996, respectively.


NOTE 7 -- DEFERRED COMPENSATION PLAN

         The Company has deferred compensation plans which were implemented in late 1996, and permit eligible employees and directors to defer a specified portion of their compensation. The deferred compensation earns a specified rate of return. As of year end 1998 and 1997 the Company had accrued $17.3 million and $10.4 million, respectively, for its obligations under these plans. The Company expensed $1.4 million in 1998 and $0.6 million in 1997, related to the earnings by the deferred compensation plan participants.

         To fund these plans, the Company purchases corporate-owned life insurance contracts. Proceeds from the insurance policies are payable to the Company upon the death of the insured. The cash surrender value of these policies, included in "Other Assets", was $16.6 million at December 31, 1998 and $9.6 million at December 31, 1997. There were no outstanding loans at December 31, 1998 or December 31, 1997 on these policies.


NOTE 8 -- EMPLOYEE PENSION PLAN

         The Company has a simplified employee pension plan, which became effective January 1, 1980. Contributions are based on the application of a percentage specified by the Company to the qualified gross wages of eligible employees. The Company makes annual contributions to the plan equal to the amount accrued for pension expense. Total expense of the plan was $11.5 million in 1998, $9.8 million in 1997, and $8.3 million in 1996.


NOTE 9 -- JOINT VENTURE

         In 1998, the Company established a joint venture with Bank of Montreal to provide online loan application and decisioning services to small and mid-size financial institutions via a new limited liability company, Competix L.L.C. In 1998, the Company invested $3.6 million for its 50% interest in Competix, which investment was reduced by $0.7 million related to the Company's share of the 1998 Competix loss due to the start up costs for this new company.

NOTE 10 -- COMMITMENTS AND CONTINGENCIES

         The Company occupies production facilities and office space (real property) and uses various equipment under operating lease agreements, expiring at various dates through the year 2014.

         The commitments under these agreements, as of December 31, 1998, are summarized in the table below. Payments under the real property leases are generally subject to escalation based upon increases in the Consumer Price Index, operating expenses, and property taxes.

                     Gross Rentals and Maintenance Payments
                     --------------------------------------

(In millions)                                      Real Property           Equipment                 Total
------------------------------------------------------------------------------------------------------------
1999                                                  $ 33.3                $  7.8                  $  41.1
2000                                                    32.1                   3.6                     35.7
2001                                                    30.3                   1.0                     31.3
2002                                                    27.9                   0.1                     28.0
2003                                                    24.2                   0.1                     24.3
2004 through 2014                                      119.0                    -                     119.0
                                                      ------                 -----                   ------

Total                                                 $266.8                 $12.6                   $279.4
                                                      ======                 =====                   ======

         Operating lease expense for 1998, 1997, and 1996 was approximately $45.1 million, $46.5 million and $34.1 million, respectively.

         The Company has an extended leave program for certain employees that provides for compensated leave of eight weeks after seven years of service. The leave is not vested and can be taken only at the discretion of management. Because of the extended period over which the leave accumulates and the highly discretionary nature of the program, the amount of extended leave accumulated at any period end which will ultimately be taken is indeterminable. Consequently, the Company expenses such leave as it is taken.

         The Company has entered into a bank guarantee due upon request for performance under one of its contracts in Israel. At December 31, 1998, the Company had $19.8 million outstanding under such bank guarantee.

         AMS performs, at any point in time, under a variety of contracts for many different clients. Situations can occasionally arise where factors may result in the renegotiation of existing contracts. Additionally, certain contracts may provide the client the right to suspend or terminate the contracts. To the extent any contracts may provide the client with such rights, the contracts generally provide for AMS to be compensated for work performed to date and may include provisions for payment of certain termination costs. However, business and other considerations may at times influence the ultimate outcome of contract renegotiations, suspension and/or cancellation.


NOTE 11 -- RELATED PARTY TRANSACTIONS

         The Company incurred legal fees and reimbursable expenses payable to Shaw, Pittman, Potts & Trowbridge, general counsel to the Company, totaling approximately $5.0 million, $4.0 million, and $2.7 million, in 1998, 1997, and 1996, respectively. A member of the firm of Shaw, Pittman, Potts & Trowbridge is the spouse of a former executive officer of the Company who resigned in November 1997.

NOTE 12 -- SEGMENT REPORTING AND SIGNIFICANT CUSTOMERS

         The Company has adopted Statement of Financial Accounting Standards
No. 131 "Disclosures about Segments of an Enterprise and Related Information" as required and comparative information for earlier years is presented below. The Company engages in business activities in one operating segment which provides information technology consulting services to large clients in targeted vertical markets. The chief operating decision-maker is provided information about the revenues generated in key client industries. The resources needed to deliver the Company's services are not separately reported by industry. The Company markets its services worldwide, and its operations are grouped into two main geographic areas according to the location of each of the Company's subsidiaries. The Company's long-lived assets are located primarily in the United States. The two groupings consist of United States locations and non-US locations. Pertinent financial data is summarized below.


Year Ended December 31 (In millions)                              1998               1997               1996
-------------------------------------------------------------------------------------------------------------
Revenues by Target Market

  Telecommunications Firms                                     $  258.3              $259.3             $310.1
  Financial Services and Institutions                             218.5               204.8              175.9
  State and Local Governments and Education                       282.1               171.4              140.7
  Federal Government Agencies                                     241.3               189.2              135.7
  Other Corporate Clients                                          57.6                47.6               49.8
                                                               --------              ------             ------

  Consolidated Total                                           $1,057.8              $872.3             $812.2
                                                               ========              ======             ======
Revenues by Geographic Area

  U.S. Companies                                               $  873.3              $682.2             $645.2
  Non-US Companies                                                184.5               190.1              167.0
                                                               --------              ------             ------
  Consolidated Total                                           $1,057.8              $872.3             $812.2
                                                               ========              ======             ======

         Revenues from AMS's U.S. Companies include export sales to non-US clients of $23.9 million in 1998, $58.5 million in 1997, and $111.3 million in 1996. As a result the Company's total non-US client revenues, primarily in Western Europe, were as follows:


Year Ended December 31 (In millions)                              1998               1997               1996
-------------------------------------------------------------------------------------------------------------
  Exports By U.S. Companies                                        $ 23.9           $ 58.5              $111.3
  Non-US Companies                                                  184.5            190.1               167.0
                                                                   ------           ------              ------

  Total Non-US Client Revenues                                     $208.4           $248.6              $278.3
                                                                   ======           ======              ======
    Percent of Total Revenues                                        19.7%            28.5%               34.3%
                                                                   ======           ======              ======


Significant Customers:

         Total revenues from the U.S. Government, comprising 109 clients in 1998, 93 clients in 1997, and 90 clients in 1996, were approximately $224.8 million in 1998, $171.5 million in 1997, and $113.0 million in 1996. No other customer accounted for 10% or more of total revenues in 1998, 1997, or 1996.

REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Stockholders of American Management Systems, Incorporated
Fairfax, Virginia

We have audited the accompanying consolidated balance sheet of American Management Systems, Incorporated and subsidiaries (the "Company") as of December 31, 1998, and the related statements of income, comprehensive income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of American Management Systems, Incorporated and subsidiaries as of December 31, 1998, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.





DELOITTE & TOUCHE LLP

Washington, D.C.
February 17, 1999

REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Stockholders of American Management Systems, Incorporated

         In our opinion, the accompanying consolidated financial statements appearing on pages 3 to 22 of the 1998 Financial Report present fairly, in all material respects, the financial position of American Management Systems, Incorporated and its subsidiaries at December 31, 1997, and the results of their operations and their cash flows for each of the two years in the period then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.





PRICEWATERHOUSECOOPERS LLP

Washington, D.C.
February 18, 1998

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") contains certain forward-looking statements. In addition, the Company or its representatives from time to time may make, or may have made, certain forward-looking statements, orally or in writing, including, without limitation, any such statements made in this MD&A, press releases, or any such statements made, or to be made, in the MD&A contained in other filings with the Securities and Exchange Commission. The Company wishes to ensure that such forward-looking statements are accompanied by meaningful cautionary statements so as to ensure, to the fullest extent possible, the protections of the safe harbor established by section 27A of the Securities Act of 1933, as amended and section 21E of the Securities Exchange Act of 1934, as amended. Accordingly, such forward-looking statements made by, or on behalf of, the Company are qualified in their entirety by reference to, and are accompanied by, the discussion herein of important factors that could cause the Company's actual results to differ materially from those projected in such forward-looking statements.


RESULTS OF OPERATIONS

   The following table sets forth for the periods indicated the percentage of total revenues of major items in the Consolidated Statements of Operations and the percentage change in such items from period to period (see "Financial Statements and Notes"). The effect of inflation and price changes on the Company's revenues, income from operations, and expenses, is generally comparable to the general rate of inflation in the U.S. economy.



                                                               Period-to-Period
                                 Percentage of Total Revenues      Change
                                 ----------------------------  ----------------
                                                                 1998   1997
                                                                  vs.   vs.
                                    1998    1997    1996         1997   1996
------------------------------------------------------------------------------
Revenues                           100.0%  100.0%  100.0%       21.3%   7.4%
Expenses
   Client Project Expenses           55.1    55.6    64.8        20.2   (7.8)
   Other Operating Expenses          30.1    32.5    25.9        12.5   34.7
   Corporate Expenses                 6.2     5.7     5.9        33.1    2.5
                                  ------- ------- -------
                                     91.4    93.8    96.6        18.3    4.3

Income from Operations                8.5     6.2     3.4        65.6   96.7
Other (Income) Expense                0.2     0.3     0.2       (10.3) 107.1
                                  ------- ------- -------
Income Before Income Taxes            8.3     5.9     3.2        69.8   96.2
Income Taxes                          3.4     2.3     1.3        75.7   88.8
                                  ------- ------- -------
Net Income                            4.9     3.6     1.9        66.0  101.3
Weighted Average Shares                                           1.7    1.7
Basic Net Income per Share                                       64.0   97.4
Weighted Average Shares and Equivalents                           1.4    1.0
Diluted Net Income per Share                                     63.5  100.0

      REVENUES

      Revenues increased 21% and 7% during 1998 and 1997 compared to the preceding year. Approximately 85-90% of each year's revenues come from clients for whom the Company performed services in prior years. Looking ahead to 1999, the Company expects growth to continue at approximately the same rates that were experienced in 1998, with approximately equal growth rates in all target markets, except the Telecommunications Firms market which is expected to grow at a slightly faster rate and the Federal Government Agencies market which is expected to grow at a slightly slower rate.

      As part of its growth strategy the Company has formed a cross-target market practice that will focus on delivering high-value, customer-facing Web solutions - including eBill, eCare and eMarketing - tailored to clients in financial services, telecommunications, government and utilities. These solutions will help firms achieve greater cost savings, deliver improved customer service and leverage cross-sell and up-sell opportunities in their markets. The new "eCustomer" practice builds upon the Company's existing, significant eCommerce client base.

      Business with non-US clients decreased 16% to $208 million during 1998 and decreased 11% during 1997 to $249 million, as the Company has not fully replaced the revenues from two large projects with European telecommunications clients whose cancellations were announced in 1997. With the exception of the Telecommunications Firms market, all other business with non-US clients increased 16% during 1998 and 27% during 1997. Business with non-US clients represents 20% and 28% of the Company's total revenues for 1998 and 1997, respectively. During 1998, the Company increased its non-US client base and expanded the number of services offered to these clients. In Europe, the Company gained 14 new telecommunications clients, and increased revenues from financial services clients by 27%, during 1998. In addition, the Company opened a new office in Australia, where work on a large telecommunications project is underway. During 1998, the Company also expanded the number of non-US financial services, telecommunications and government clients it serves. The Company believes that it is well positioned to achieve substantial growth in non-US business going forward. For the year 1999, the Company expects non-US business and European business in particular, to show some growth over 1998, mainly in the Telecommunications Firms and the Financial Services Institutions target markets.

      In the Telecommunications Firms market, a market that is characterized by large projects with relatively few clients, revenues were flat in 1998 when compared to 1997, while there was a decrease of 16% comparing 1997 to 1996. The changes in revenues were principally due to the above-cited cancellations and to the capitalization of a large-scale telecommunications project. Importantly, revenue in this market increased in each quarter during all of 1998, which reflects the Company's continued success in implementing its revised strategy in the telecommunications marketplace, acquiring new clients, expanding service offerings and initiating several systems integration engagements. Non-US revenues decreased 30% and 20%,
compared to the 1997 and 1996 periods.   For the year 1999, the Company
anticipates revenue growth in this market to increase at rates slightly above the Company's overall revenue growth. The Company's development of its next generation of customer care and billing software, known as "Tapestry", is continuing to progress through a contract with a European client. As that client is sharing part of the cost of development, collections from that contract will not contribute to revenue growth in this market in 1999, but instead will reduce capitalized software costs. There is significant market interest in Tapestry. There remain risks in this market. Competition for experienced staff is especially intense in the telecommunications field, and staffing remains one of the Company's critical challenges for the Telecommunications Firms market. Additionally, the Company works in countries other than Western Europe and North America and the delivery risks in these other countries may be higher. Revenues in the

Telecommunications Firms market in these countries are less than 3% of the Company's total revenues for 1998.

      In the Financial Services Institutions target market, 1998 revenues increased 7% over 1997, attributable principally to build-ups in business with clients who started large projects in 1997, and start-up work on several new contracts awarded during the first half of 1998. Comparing 1997 to 1996, revenues in this market increased 16% as a result of new business in early 1997. Business with non-US clients, primarily European, account for approximately 34% of the 1998 revenues in this market ($75 million).
Revenues in Europe increased 27% in 1998 compared to 1997. For 1999, the Company expects demand in the market to remain strong, but faces staffing constraints in this market as well. The Company anticipates revenue growth in this market to increase at rates approximating the Company's overall revenue growth rate.

      In the State and Local Governments and Education target market, revenues increased 65% in 1998 and 22% in 1997. The increase for both periods was driven by the rapid build-up of several large contracts with state taxation departments looking to make substantial improvements in their ability to collect delinquent taxes and several new engagements for financial and revenue systems. The Company enjoys strong demand in this market. On certain of the contracts with state taxation departments, the Company's fees are paid out of the benefits (increased collections) that the client achieves. On benefit-funded contracts (contracts whereby the amounts due the Company are payable based on actual benefits derived by the client), the Company defers recognition of revenues until that point at which management can predict, with reasonable certainty, that the benefit stream will generate amounts sufficient to fund the contract. From that point forward, revenues are recognized on a percentage of completion basis. Beginning in the second quarter of 1998, the Company started work on several large multi-year benefits-funded contracts. Material revenues from certain of those contracts are not likely to be recognized until later periods. Revenues in the State and Local Governments and Education market are expected to increase in 1999 at rates approximating the Company's overall revenue growth rate.

      Revenues in the Federal Government Agencies target market increased 28% in 1998 and 39% in 1997. This increase was attributable predominantly to the award in mid-1997 of a significant multi-year contract with the Department of Defense for its Standard Procurement System ("SPS"), which accounted for 34% of the 1998 revenue growth and 40% of the 1997 revenue growth. In addition, there was increased business with existing clients and new business with both defense and civilian agencies. In 1999, the Company expects revenues in this target market to increase at rates slightly lower than the overall growth rate of the Company. These revenue increases will continue to be driven primarily by the SPS contract and by contracts with clients using the Company's federal financial systems.

      Revenues from Other Corporate Clients increased 21% in 1998 and
decreased 4% in 1997.   The 1998 increase is mainly attributable to increased
business with new clients in the electric and gas utilities market and the
health care market.   For all of 1999, the Company expects revenue growth in
this market to increase at rates comparable to the Company's overall revenue growth rate.


      EXPENSES

      Client project expenses and other operating expenses together increased 17% during 1998, which was slightly lower than the growth rate in revenues. These expenses include a $7 million provision for a potential future loss on one of the Company's contracts with an Israeli client in the Telecommunications Firms target market. Comparing 1997 to 1996, client project and other operating expenses increased 4%, which was slightly lower than the growth rate in revenues. Looking to 1999, the Company anticipates that these expenses will continue to increase, but at rates lower than revenue increases. The Company expects to make significant expenditures related to the development of the "Tapestry" software; however, a majority of these expenditures will be capitalized.

      Corporate Expenses increased 33% and 2%, in 1998 and 1997,
respectively.   Corporate expenses increased faster than the revenue growth during 1998, due to the dedication of resources applied to the Year 2000 remediation of internal systems, increases in accruals for corporate level performance-based incentive compensation, and profit-based compensation accruals under the Company's restricted stock program. The 1997 rate of increase was offset in part by sharply reduced performance-based incentive compensation accruals for the corporate officers and minimal profit-based compensation accruals under the Company's restricted stock program, both owing to the material impact of the cancellation of the Telecommunication contracts discussed earlier. For the year 1999, the Company expects these expenses to grow in line with the Company's revenue growth.

      INCOME FROM OPERATIONS

      Income from operations increased 66% in 1998 and 97% in 1997. The Company's profit margins have continued to improve due to an ongoing emphasis on well-structured engagements and tightly managed delivery risk. In addition, the Company is continuing to focus on controlling expenses. Income from operations also increased in 1998, compared with 1997, as a result of the capitalization of software expenses related to the development of the Tapestry software. These software costs were expensed during 1997. For 1999, the Company will continue to manage growth and expects to continue improving on the profit margins.

      OTHER (INCOME) EXPENSE

      Interest expense decreased 28% in 1998 and increased 81% in 1997, compared to 1997 and 1996 respectively. The 1998 decrease is due to lower amounts of short-term borrowings, as a result of significantly improved cash flow from operations. The 1997 increase was due to significant increases in short-term borrowings to finance accounts receivable, especially those of one of its foreign subsidiaries and the addition of the $20 million Term Loan.
It is expected that interest expense in 1999 will approximate the 1998 amount. Other (income) expense decreased 10% during 1998, compared to 1997, primarily because of a write-off of certain small investments and some obsolete fixed assets. The improved cash flow has increased the Company's cash investment income, which partially offset the expense increase.

      In 1998, the Company set up a joint venture with Bank of Montreal to provide online loan application and decisioning services to small and mid-size financial institutions via a new firm, Competix L.L.C. The Company incurred a loss of $0.7 million in 1998 related to this joint venture, due to the start up costs of this new company.

      INCOME TAXES

      The Company's effective tax rate for 1998 was 40.7% compared to 39.3% in 1997 and 40.8% in 1996. The Company expects that its effective tax rate in 1999 will be generally consistent with its historical rates.


FOREIGN CURRENCY EXCHANGE

      Approximately 20% of the Company's total revenues in 1998, 28% in 1997, and 34% in 1996, were derived from non-US clients. The Company's practice is to negotiate contracts in the same currency in which the predominant expenses are incurred, thereby mitigating the exposure to foreign currency exchange fluctuations. It is not possible to accomplish this in all cases; thus, there is some risk that profits will be affected by foreign currency exchange fluctuations. However, the Company seeks to negotiate provisions in contracts with non-US clients that allow pricing adjustments related to currency fluctuations. In late 1997, the Company began to employ limited hedging of intercompany balance sheet transactions through derivative instruments (foreign currency swap contracts). As of December 31, 1998, the Company had no outstanding derivative contracts. In addition, the Company has established a notional cash pool with a European bank. This arrangement allows the Company to better utilize its cash resources among all of the Company's subsidiaries, without incurring foreign currency conversion risks, thereby mitigating foreign currency exposure for these transactions. The Company also actively manages the excess cash balances in the cash pool, which will increase interest income on short-term investments.


LIQUIDITY AND CAPITAL RESOURCES

      The Company provides for its operating cash requirements primarily through funds generated from operations, and secondarily from bank borrowings which provide for cash and currency management with respect to the short-term impact of certain cyclical uses, such as annual payments of incentive compensation as well as financing from time to time accounts receivable. At December 31, 1998, the Company's cash and cash equivalents totaled $119.3 million, significantly up from $49.6 million at the end of 1997. Cash provided from operating activities for 1998 was $131.2 million compared to $64.9 million in 1997. Cash provided from operating activities increased due to significant improvements in the rate of collection of the Company's accounts receivable and from increases in accrued incentive compensation and other accrued liabilities. In addition, the Company received $14.8 million representing collections from funding partners on jointly funded software development efforts. See Note 2 to the consolidated financial statements for further discussion on accounts receivable.

      During 1998, the Company invested over $55.4 million in fixed assets, software purchases, and computer software development compared to $48.5 million in 1997. In 1998, the Company invested $3.6 million on the Competix joint venture, which was reduced by $0.7 million related to the Company's share of the 1998 Competix loss. Total debt and revolving line-of-credit borrowings decreased by $20 million over year-end 1997; revolving line-of-credit borrowings were zero at December 31, 1998. The aggregate weighted average short-term borrowings during 1998 were approximately $4.5 million, at a weighted average interest rate of 4.9%. During 1998, the Company made approximately $7.5 million in installment payments of principal on outstanding debt owed to banks; the Company also received proceeds of approximately $20.9 million during the period from the exercise of stock options and the tax benefits related thereto.

      At December 31, 1998, the Company's debt-equity ratio, as measured by total liabilities divided by stockholders' equity was 0.84, up from 0.77 at December 31, 1997.

      At its February 1995 meeting, the Board authorized the Company to expend up to $10 million to repurchase additional shares of its common stock, from time to time, for its stock based benefit plans or for other corporate purposes. On August 3, 1998 the Company announced that its Board had authorized the purchase, from time to time, of up to 1 million shares of its common stock through open market and negotiated purchases. The Company repurchased 723,520, 3,358, and 24,600 shares of its common stock during 1998, 1997, and 1996, respectively, for a total of $21.8 million. In addition, the Company has begun funding stock option exercises through the reissuance of previously acquired treasury shares. Furthermore, on March 3, 1999, the Company announced that its Board had authorized the purchase, from time to time, of an additional 1 million shares. As of March 3, 1999, taking into account the Company's repurchases through December 31, 1998, the Company was authorized to repurchase an additional 1.3 million shares.

      The Company's material unused source of liquidity at the end of 1998 consisted of approximately $120.0 million under the 1998 Agreement. The Company believes that its liquidity needs can be met from the various sources described above.

      The Company has entered into bank guarantees due upon request for performance under one of its contracts in Israel. At December 31, 1998, the Company had $19.8 million outstanding under such bank guarantees.

      As part of its growth strategy, the Company intends to pursue aggressively new opportunities to form strategic alliances and partnerships and to make acquisitions. Effective February 19, 1999, the Company acquired Budgeting Technology, Inc. ("BTI"), the leading provider of public sector budgeting solutions. BTI, headquartered in Bethesda, Maryland, has pioneered the market for governmental budgeting systems. As a result of the acquisition, BTI's Budget Reporting and Analysis Support System will become a significant component of the Company's suite of services and products to support financial and human resource solutions.



YEAR 2000 ISSUES

      Companies in the business of providing information technology services, software products or custom-developed software, such as the Company, face "Year 2000 compliance" issues in at least three critical areas: internal information and communication technology systems, client software systems, and embedded systems (products which are made with microprocessor (computer) chips such as environmental systems, physical security systems and elevators). "Year 2000 compliance" means the ability of hardware, software and other processing capabilities to interpret and manipulate correctly all date data up to and through the year 2000, including proper computation of leap years. With respect to embedded systems, Year 2000 compliance means that the occurrence of the Year 2000 will not cause the product in which the microprocessor chip is embedded to fail to operate properly. Failure of hardware, software and related capabilities used by the Company or, under certain circumstances, furnished to clients, to be Year 2000 compliant could have a material adverse impact on the Company.

      Accordingly, the Company is focusing at the most senior levels on Year 2000 issues. The Audit Committee of the Board of Directors, in conjunction with the Company's Executive Vice President and Chief Administrative Officer, the Company's Internal Auditor and others, is monitoring the Company's analysis and status with respect to Year 2000 issues. Year 2000 program managers have been designated throughout the Company to oversee Year 2000 efforts and provide periodic reports, on at least a quarterly basis, to the senior management and the Internal Auditor of the Company. Incentive compensation programs have been modified to include achievement of Year 2000 compliance objectives. Funds expended and to be expended on Year 2000 compliance have been allocated out of the Company's normal operating budget. The Company has not delayed any significant projects as a result of its investment of resources on Year 2000 issues.

      Early in 1997, the Company completed reviews of its major internal application systems for Year 2000 compliance. The Company began a program of testing and remediation for its application systems in 1997. The company-wide application subsystems have now been remediated and have successfully passed unit testing. A system integration test of the combined functioning of company-wide application subsystems began, on schedule, on March 1, 1999. This integration testing is expected to be completed, on schedule, by mid-1999, for significant transactions required through early in the year 2000. The integration testing is expected to be completed for other significant year 2000 and 2001 transactions during the third quarter of 1999. In addition to the scheduled early completion date of testing, the Company has also developed certain other contingency plans relating to these internal systems. The Company has also developed and implemented a limited incentive program to encourage certain experienced internal systems programmers to remain with the Company through the summer of the Year 2000.

      With respect to its company-wide hardware infrastructure, the Company has obtained Year 2000 certifications from many of the outside vendors with whom the Company contracts for the provision of utilities, goods and certain internal functionality. The Company is continuing to work to obtain outstanding certifications from the remaining outside vendors at this time. In addition to relying on certifications from outside vendors where available, the Company is also engaged in a program of testing certain subcomponents of and interfaces with the systems provided by the outside vendors.

      In addition, the Company is coordinating centrally its worldwide efforts to achieve Year 2000 compliance of its internal hardware and application systems that are not company-wide by mid-1999.

      Total costs of achieving Year 2000 compliance in the Company's internal systems, which costs will be expensed as they are incurred, were $2.3 million for 1998, and are estimated to be approximately $3.5 million for 1999, and $0.5 million for 2000. For the past two years, approximately $3.0 million has been expended by the Company on Year 2000 compliance in respect of its internal systems.

      With respect to its clients, the Company does not presently anticipate material costs or risks allocable specifically to Year 2000 compliance issues, but is continuing to assess the scope and status of such risks. Client engagements for specific Year 2000 remediation work have not been a strategic marketing focus. However, in many of the Company's existing engagements, Year 2000 replacement work is implicit, as the Company's clients are replacing systems for various business reasons. In addition, the Company has accepted limited consulting engagements in which it advises clients on the general structure of their own Year 2000 projects. The Company has drafted these contracts to limit or exclude liability for Year 2000 related claims and does not anticipate any special risks or costs attributable to Year 2000 compliance issues in performing such projects.

      With respect to contractual obligations to active clients (clients for which the Company is still obligated to furnish products or services, such as maintenance), the Company similarly does not anticipate in the aggregate material costs or risks associated with Year 2000 compliance. Its contracts with active clients primarily are either for recent or new software that is Year 2000 compliant or for which a Year 2000 compliant upgrade is available, or do not explicitly obligate the Company to furnish an updated release that is Year 2000 compliant. Early in 1997, the Company began a program to test its active software products (including upgrades, where applicable) and assess their status relative to Year 2000 compliance. Based on the results of this testing, the Company has been releasing new versions of many of its software products that have been designed and tested for performance of the functionality described in their applicable specifications up to and through the Year 2000. It also has been communicating with its software product clients regarding Year 2000 compliance of its products, and notifying the clients of the status of their software and of the availability of updated Year 2000 compliant releases for certain older software known to the Company to be still in use by that client. The Company has already communicated such information to nearly all of its product clients and is undertaking to contact the remaining clients. The Company also has been reviewing various custom software contracts to identify and resolve any potential Year 2000 problems with its custom software clients. The Company expects to continue the ongoing processes of monitoring the status of Year 2000 compliance of the Company-developed software in use by various clients.

      The Company has historically avoided, and continues to avoid, accepting contractual liability for failures of third-party software. Accordingly, the Company does not anticipate any material Year 2000 risk in connection with such third-party products. Nevertheless, in order to avoid any disruptions in connection with third-party products, the Company is seeking Year 2000 certification from third-party vendors to the extent the Company uses, or recommends the use of, third party products in its own customer products.

      In the Company's judgment, the most reasonably likely worst case scenarios in connection with the Year 2000 are possible reductions in the availability of new business, especially during the second half of 1999; and the costs of resolving potential Year 2000 lawsuits by the Company's clients. The potential reductions in business may arise as some current and prospective clients institute "code freezes" under which no new information technology development projects will be authorized until after the Year 2000 changeover. Based on the Company's existing commitments through the Year 2000, the Company does not expect to be affected materially by any such "code freezes."

      Additionally, although the ultimate outcome of any possible litigation is uncertain, the Company does not believe that the ultimate amount of liability, if any, from any such Year 2000 actions would have a material effect on the Company.

      Total costs of assessing the Year 2000 compliance of client systems and of communicating with clients about the Year 2000, which costs will be expensed as they are incurred, were $2.0 million for 1998, and are estimated to be approximately $1.5 million for 1999, and $0.8 million for 2000. For the past two years, $4.8 million has been expended by the Company on Year 2000 compliance in respect of client systems in order to expedite development of Year 2000 compliant upgrades for noncompliant systems, to notify clients of the Year 2000 compliance of their AMS products and to staff Year 2000 compliance efforts.

      The majority of the embedded systems on which the Company relies in its day to day operations are owned and managed by the lessors of the buildings in which the Company's offices are located, or by agents of such lessors.
The Company is in the process of sending letters to its lessors and, as applicable, their agents requesting certifications of the Year 2000 compliance of the embedded systems. The Company has received responses from more than half of its lessors indicating that the systems in the buildings either already are, or are expected to be before the end of 1999, Year 2000 compliant. The Company will prioritize systems and develop necessary test plans based on the further responses it continues to receive, or not to receive, to its letters.


 .

                ASSUMPTIONS UNDERLYING CERTAIN FORWARD-LOOKING
                                STATEMENTS AND
                    FACTORS THAT MAY AFFECT FUTURE RESULTS


      In the next couple of years, the Company expects its managed growth in revenues to be approximately comparable to that realized for 1998. The continuing controlled growth in revenues should enable the Company to improve its profit margins. These margins, improved in 1998, were reduced during several previous years. Cancellations of two major projects and related attrition rates which were higher than historical rates for the Company, heavy investment in building up staff capacity and infrastructure, and the stress of absorbing many new professional staff, all contributed to those reduced margins.

      The Company faces continuing risks in the area of project delivery and staffing. AMS has established a reputation in the marketplace of being a firm which delivers on time and in accordance with specifications regardless of the complexity of the application and the technology. The Company's customers often have a great deal at stake in being able to meet market and regulatory demands, and demand very ambitious delivery requirements. In order to meet its contractual commitments, AMS must continue to recruit, train, and assimilate successfully large numbers of entry-level and experienced employees annually, as well as to provide sufficient senior managerial experience on engagements, especially on large, complex projects. Moreover, this staff must be re-deployed on projects globally. Staffing projects in certain less industrialized countries can pose special risks and challenges. The Company must also manage and seek to reduce rates of attrition, which the Company expects will continue to be somewhat higher than its pre-1997 historical norms in view of increased competition for its talent.

      There is also the risk of successfully managing large projects and the risk of a material impact on results because of the unanticipated delay, suspension, renegotiation or cancellation of a large project. As was the case in 1996-1997 when cancellations of two major projects occurred, any such development in a project could result in a decline in revenues or profits, the need to relocate staff, a potential dispute with a client regarding money owed, and a diminution of AMS's reputation. These risks are magnified in the largest projects and markets simply because of their size. The Company's business is characterized by large contracts producing high percentages of the Company's revenues. For example, 35% of the Company's total revenues in 1998 were derived from business with 17 clients.

      Changing client requirements, such as scope changes, and delays in client acceptance of interim project deliverables, are other examples of risks of performing, especially in large complex projects. These risks presently are perhaps the most significant for the Company, particularly in light of two significant projects underway, one involving substantial research and development expenditures (Tapestry), and the other an Israeli client project. These risks are greater in certain geographic markets where such projects are less common, for example outside Europe and the United States.

      The Company could also face delays by clients, or client suspensions or cancellation of projects, because of client systems' failures to be Year 2000 compliant. Many companies are expected to impose freezes on changes in code programming after a specified date in 1999 in order to ensure their systems' Year 2000 compliance by the end of the year 1999. Any such actions, if taken by clients of the Company, could result in diversion of work, both pending and new opportunities, and decreases in revenues and profit margins. Although these risks exist potentially across the Company's engagements, they may be magnified in certain target markets, such as the Financial Services Institutions market, given the need for Year 2000 compliance certainty in those markets, such as financial services. See "YEAR 2000 ISSUES" section in MD&A for additional information on Year 2000 compliance issues.

      Finally, there is the risk of revenues not being realized when expected, such as in certain contracts in the State and Local Governments and Education market. On certain large contracts, the Company's fees are paid out of the benefits (for example, increased revenues from tax collections) that the client achieves. The Company typically defers recognition of such revenues until management can predict, with reasonable certainty, that the benefit stream will generate amounts sufficient to fund the contract. From that point forward revenues are recognized on a percentage of completion basis.

      Events such as unanticipated declines in revenues or profits could in turn result in immediate fluctuations in the trading price and volume of the Company's stock. Certain other risks, including, but not limited to, the Company's international scope of operations, are discussed elsewhere in this Form 10-K. Increasingly, the Company conducts business in countries other than Western Europe and North America. Contracts being performed in such non-Western countries can have higher delivery risks for a variety of reasons. Because the Company operates in a rapidly changing and highly competitive market, additional risks not discussed in this Form 10-K may emerge from time to time. The Company cannot predict such risks or assess the impact, if any, such risks may have on its business. Consequently, the Company's various forward-looking statements, made, or to be made, should not be relied upon as a prediction of actual results.

FIVE-YEAR FINANCIAL SUMMARY

Year Ended December 31
(In millions except share and per share data)              1998          1997          1996            1995         1994
---------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
---------------------------------------------------------------------------------------------------------------------------

     Revenues                                         $   1,057.8    $     872.3   $     812.2   $     632.4   $     459.9
     Client Project Expenses                                583.2          485.0         525.9         348.6         246.9
     Other Operating Expenses                               318.8          283.5         210.4         192.3         140.1
     Corporate Expenses                                      65.9           49.5          48.3          40.8          32.6
                                                      -----------    -----------   -----------   -----------   -----------
     Total Operating Expense                                967.9          818.0         784.6         581.7         419.6
                                                      -----------    -----------   -----------   -----------   -----------
     Income From Operations                                  89.9           54.3          27.6          50.7          40.3
     Other (Income) Expense                                   2.6            2.9           1.4           0.9           0.8
                                                      -----------    -----------   -----------   -----------   -----------
     Income Before Income Taxes                              87.3           51.4          26.2          49.8          39.5
     Income Taxes                                            35.5           20.2          10.7          20.6          16.1
                                                      -----------    -----------   -----------   -----------   -----------
     Net Income                                              51.8           31.2          15.5          29.2          23.4
     Dividends and Accretion on Series B
          Preferred Stock                                     -              -             -             -             0.3
                                                      -----------    -----------   -----------   -----------   -----------

     Net Income per Common Shareholders               $      51.8    $      31.2   $      15.5   $      29.2   $      23.1
                                                      ===========    ===========   ===========   ===========   ===========

PER COMMON SHARE DATA
---------------------------------------------------------------------------------------------------------------------------

     Basic Net Income per Common Share                $      1.23    $      0.75   $      0.38   $      0.73   $      0.61
     Weighted Average Shares                           42,133,843     41,361,967    40,656,760    39,736,747    38,126,715
     Diluted Net Income per Common Share              $      1.21    $      0.74   $      0.37   $      0.72   $      0.60
     Weighted Average Shares and Equivalents           42,938,896     42,304,018    41,925,353    40,707,633    38,731,422
     Common Shares Outstanding at Year End             42,026,510     41,544,299    40,939,209    40,040,454    39,294,780

FINANCIAL POSITION
---------------------------------------------------------------------------------------------------------------------------

     Total Assets                                     $     537.6    $     421.4   $     424.2   $     337.5   $     252.2
     Fixed Assets, Net                                       37.6           45.2          48.0          37.1          28.7
     Working Capital                                        202.4          168.9         125.0         115.6          89.4
     Noncurrent Liabilities                                  59.7           52.7          22.3          26.8          21.3
     Stockholders' Equity                                   291.9          238.7         203.1         175.5         138.3

FIVE-YEAR REVENUES BY TARGET MARKET

Year Ended December 31 (In millions)                      1998           1997         1996           1995         1994
-------------------------------------------------------------------------------------------------------------------------

Revenues

     Telecommunication Firms                          $   258.3         $259.3        $310.1        $224.2        $128.6
     Financial Services Institutions                      218.5          204.8         175.9         147.0         100.0
     State and Local Governments and Education            282.1          171.4         140.7         106.9          92.3
     Federal Government Agencies                          241.3          189.2         135.7         111.5         104.4
     Other Corporate Clients                               57.6           47.6          49.8          42.8          34.6
                                                       --------         ------        ------        ------        ------
Total Revenues                                         $1,057.8         $872.3        $812.2        $632.4        $459.9
                                                       ========         ======        ======        ======        ======

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

         The following summary represents the results of operations for the two years in the period ended December 31, 1998.

                                        (In millions except per share data)

                                                        1st          2nd             3rd            4th
                                                    Quarter       Quarter          Quarter       Quarter        Total
------------------------------------------------------------------------------------------------------------------------
1998:
------------------------------------------------------------------------------------------------------------------------

Revenues                                               $223.0       $250.7          $282.2          $301.9     $1,057.8
Income Before Income Taxes                               15.2         20.3            24.9            26.9         87.3
Net Income                                                9.0         12.0            14.7            16.1         51.8
Basic Earnings per Share                                 0.21         0.29            0.35            0.38         1.23
Diluted Earnings per Share                               0.21         0.28            0.34            0.38         1.21

1997:
------------------------------------------------------------------------------------------------------------------------
Revenues                                               $196.3       $220.9          $225.5          $229.6     $  872.3
Income Before Income Taxes                                9.7         13.3             8.5            19.9         51.4
Net Income                                                5.7          7.9             4.5            13.1         31.2
Basic Earnings per Share                                 0.14         0.19            0.11            0.31         0.75
Diluted Earnings per Share                               0.14         0.18            0.11            0.31         0.74


         The Company has never paid any cash dividends on its common stock and does not anticipate paying dividends in the foreseeable future. Its policy is to invest retained earnings in the operation and expansion of its business. Future dividend policy with respect to its common stock will be determined by the Board based upon the Company's earnings, financial condition, capital requirements, and other then-existing conditions.

STOCK MARKET INFORMATION

         The common stock of American Management Systems, Incorporated, is traded on the NASDAQ over-the-counter market under the symbol AMSY. References to the stock prices are the high and low bid prices during the calendar quarters.

                                                        1998                                      1997
                                                ----------------------                     ------------------
                                                High               Low                     High            Low
------------------------------------------------------------------------------------------------------------------------

1st Quarter                                   $30.000             $18.750                 $25.750        $15.750
2nd Quarter                                    30.000              24.875                  26.750         19.000
3rd Quarter                                    34.500              26.000                  27.750         17.625
4th Quarter                                    40.250              21.875                  24.375         18.250

         The approximate number of shareholders of record of the Company's common stock as of March 18, 1999 was 1,430.

OTHER INFORMATION


TRANSFER AGENT AND REGISTRAR

ChaseMellon Shareholder Services, L.L.C.
Ridgefield Park, N.J.


INDEPENDENT ACCOUNTANTS

Deloitte & Touche LLP
Washington, D.C.


COUNSEL

Shaw Pittman Potts & Trowbridge
Washington, D.C.


STOCKHOLDER AND 10-K INFORMATION

Financial inquiries should be directed to Ronald L. Schillereff, Chief Financial Officer, American Management Systems, Incorporated, 4050 Legato Road, Fairfax, Virginia 22033. Telephone (703) 267-8000. A complimentary copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission will be provided upon written request.


ANNUAL MEETING

The annual shareholders meeting has been scheduled for May 21, 1999 in Fairfax, Virginia, for stockholders of record on March 29, 1999.