Form 10-K, Exhibit 13
period 1999-12-31
AMERICAN MANAGEMENT SYSTEMS INC
filed 2000-03-30
CIK 310624

Exhibit 13


         Set forth following this page is the Company's 1999 Financial Report which is Exhibit 13 to the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission. The 1999 Financial Report constitutes pages 22 to 62 of the Form 10-K. Accordingly, the page immediately preceding this page is numbered 20 and the page following Exhibit 13 is numbered 63.

                                   Exhibit 13







                    AMERICAN MANAGEMENT SYSTEMS, INCORPORATED

                              1999 FINANCIAL REPORT




                                    CONTENTS
--------------------------------------------------------------------------------

Business of AMS                                                              1

Financial Statements and Notes                                               4

Reports of Independent Accountants                                          25

Management's Discussion and Analysis of Financial
 Condition and Results of Operations                                        27

Assumptions Underlying Certain Forward-Looking
 Statements and Factors That May Affect Future Results                      34

Five-Year Financial Summary                                                 36

Five-Year Revenues by Target Market                                         37

Selected Quarterly Financial Data                                           38

Other Information                                                           39

BUSINESS OF AMS

         OVERVIEW

         The business of American Management Systems, Incorporated and its wholly-owned subsidiaries ("AMS" or the "Company") is to partner with clients to achieve breakthrough performance through the intelligent use of information technology. AMS is the premier provider of Next Generation Enterprise business and technology solutions that dramatically improve business performance and create value for our clients. AMS provides a full range of consulting services from strategic business analysis to the full implementation of solutions that produce genuine results, on time and within budget. AMS's suite of eBusiness strategy, management and technology services makes business reinvention possible in Internet time for large organizations. AMS measures success based on the results and business benefits achieved by its clients.

         AMS is a trusted business partner for many of the largest and most respected organizations in the markets in which it specializes. AMS is a company that transforms organizations into Next Generation Enterprises. A key element of this is establishing an extensive network of strategic alliances, partnerships and joint ventures to provide "best of breed" solutions and to extend AMS's market reach in all of the Company's target markets. Further, the Company is establishing organizations with different business models to leverage the Company's assets in new ways and create additional market value. Each year, approximately 85-90% of the Company's business comes from clients it worked with in previous years.

         The Company, which operates as one segment, focuses on clients in specific sectors which are referred to as target markets. The Company is targeting high value sectors within these target markets and striving to be the market leader in providing Next Generation Enterprise solutions. Organizations in AMS's target markets -- telecommunications firms; financial services institutions; state and local governments and education organizations; federal government agencies; and other corporate clients -- have a crucial need to exploit the potential benefits of information and systems integration technology. The Company helps clients fulfill this need by continuing to build a professional staff which is composed of experts in the necessary technical and functional disciplines; managers who can lead large, complex systems integration projects; and business and computer analysts who can devise creative solutions to complex problems. The Company is focused on accelerating international growth, and the Company is investing in establishing a strong AMS brand and identity to support the growth.

         Another significant component of AMS's business is the development of proprietary software products, either with its own funds or on a jointly funded basis with other organizations. These products are principally licensed as elements of custom tailored systems, and, to a lesser extent, as stand-alone applications. The Company expended $102.3 million in 1999, $77.4 million in 1998, and $50.6 million in 1997 for development associated with proprietary software. The Company expensed in the accompanying consolidated financial statements $47.1 million in 1999, $35.4 million in 1998, and $30.7 million in 1997 for research and development associated with proprietary software, including amortization. In 1999, the Company reduced the unamortized costs by $21.8 million representing collections from funding partners, compared to $14.8 million in 1998. As a percentage of revenues, license and maintenance fee revenues were less than 10% during each of the last three years.

         As part of its growth strategy the Company has formed a cross-target market practice that will focus on delivering high-value, customer-facing Web solutions - including eBill, eCare and eMarketing - tailored to clients in the financial services, telecommunications, government and utilities sectors. These solutions will help firms achieve greater cost savings, deliver improved customer service and leverage cross-sell and up-sell opportunities in their markets. The new "eCustomer" practice builds upon the Company's existing, significant eCommerce client base. In 1999, the Company expanded its direct eBusiness revenue to approximately $117 million and its eBusiness related revenue to more than $500 million, both increases of more than 150%. Given the rapidly evolving digital economy and the critical role of eBusiness, AMS has begun to implement a strategy that clearly positions the Company for success in this fast changing environment. The vision driving the strategy is to be the premier provider of Next Generation Enterprise business and technology solutions that dramatically improve business performance. AMS will provide leading edge eBusiness services and solutions to transform both private and public organizations into Next General Enterprises - organizations fully utilizing emerging technologies to succeed in the digital economy.

         In order to serve clients outside of the United States, AMS has expanded internationally by establishing subsidiaries or foreign branches.
Exhibit 21 of this Form 10-K provides a complete listing of all twenty-one active AMS subsidiaries (and branches), showing name, year organized or acquired, and place of incorporation. Revenues attributable to AMS's non-US clients were approximately $226.7 million in 1999, $208.4 million in 1998, and $248.6 million in 1997. Additional information on revenues and assets attributable to AMS's geographic areas of operation is provided in Note 12 of the consolidated financial statements appearing in Exhibit 13 of this Form 10-K.

         Founded in 1970, AMS services clients worldwide. AMS's approximately 9,000 employees serve clients from corporate headquarters in Fairfax, Virginia and from 59 offices worldwide.

         TELECOMMUNICATIONS FIRMS

         AMS markets systems consulting and integration services for order processing, customer care, billing, accounts receivable, and collections, both for local exchange and interexchange carriers and for cellular/wireless telephone companies. Much of the Company's work involves developing and implementing customized capabilities using AMS's application software products as a foundation.

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

FINANCIAL STATEMENTS AND NOTES

American Management Systems, Incorporated

CONSOLIDATED STATEMENTS OF OPERATIONS

Year Ended December 31
(In millions except per share data)                           1999           1998         1997
-----------------------------------------------------------------------------------------------
REVENUES                                                    $1,240.3       $1,057.8      $872.3

EXPENSES
       Client Project Expenses                                 653.8          576.2       485.0
       Other Operating Expenses                                380.0          305.7       271.6
       Corporate Expenses                                       88.6           79.0        61.4
       Provision for Specific Contract                          20.0            7.0        --
                                                            --------       --------      ------
                                                             1,142.4          967.9       818.0

INCOME FROM OPERATIONS                                          97.9           89.9        54.3

OTHER (INCOME) EXPENSE
       Interest (Income) Expense                                  --            0.8         4.4
       Other (Income) Expense                                   (2.8)           1.1        (1.5)
       Loss on Equity Investments in Other Companies             4.3            0.7          --
                                                            --------       --------      ------
                                                                 1.5            2.6         2.9

INCOME BEFORE INCOME TAXES                                      96.4           87.3        51.4

INCOME TAXES                                                    39.5           35.5        20.2
                                                            --------       --------      ------
NET INCOME                                                  $   56.9       $   51.8      $ 31.2
                                                            ========       ========      ======
WEIGHTED AVERAGE SHARES                                         41.9           42.1        41.4
                                                            ========       ========      ======
BASIC NET INCOME PER SHARE                                  $   1.36       $   1.23      $ 0.75
                                                            ========       ========      ======
WEIGHTED AVERAGE SHARES AND EQUIVALENTS                         42.6           42.9        42.3
                                                            ========       ========      ======
DILUTED NET INCOME PER SHARE                                $   1.34       $   1.21      $ 0.74
                                                            ========       ========      ======







----------------
See Accompanying Notes to Consolidated Financial Statements.

American Management Systems, Incorporated

CONSOLIDATED BALANCE SHEETS


December 31 (In millions except per share data)                       1999                1998
-----------------------------------------------------------------------------------------------
ASSETS
-----------------------------------------------------------------------------------------------

CURRENT ASSETS
       Cash and Cash Equivalents                                    $  111.3           $  119.3
       Accounts and Notes Receivable                                   294.7              260.3
       Prepaid Expenses and Other Current Assets                        22.8                8.8
                                                                    --------           --------
                                                                       428.8              388.4

FIXED ASSETS
       Equipment                                                        50.5               59.7
       Furniture and Fixtures                                           25.5               23.6
       Leasehold Improvements                                           19.1               17.3
                                                                    --------           --------
                                                                        95.1              100.6
       Accumulated Depreciation and Amortization                       (63.9)             (63.0)
                                                                    --------           --------
                                                                        31.2               37.6

OTHER ASSETS
       Purchased and Developed Computer Software (Net of
         Accumulated Amortization of $74,500,000 and
         $72,000,000)                                                  114.7               83.6
       Intangibles (Net of Accumulated Amortization of
         $5,500,000 and $4,700,000)                                      6.2                4.3
       Other Assets (Net of Accumulated Amortization of
         $940,000 and $920,000)                                         31.6               23.7
                                                                    --------           --------
                                                                       152.5              111.6
                                                                    --------           --------

TOTAL ASSETS                                                        $  612.5           $  537.6
                                                                    ========           ========




----------------
See Accompanying Notes to Consolidated Financial Statements.

American Management Systems, Incorporated

CONSOLIDATED BALANCE SHEETS

December 31 (In millions except per share data)                        1999               1998
------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------------------------------------------------------------------

CURRENT LIABILITIES
       Notes Payable and Capitalized Lease Obligations               $    6.1           $    5.3
       Accounts Payable                                                  24.6               21.3
       Accrued Incentive Compensation                                    51.7               55.8
       Other Accrued Compensation and Related Items                      40.7               39.8
       Deferred Revenues                                                 57.4               37.7
       Other Accrued Liabilities                                         12.8                4.8
       Accrued Contract Losses                                           27.0                7.3
       Income Taxes Payable                                               7.0                9.1
                                                                     --------           --------
                                                                        227.3              181.1
       Deferred Income Taxes                                              2.8                4.9
                                                                     --------           --------
                                                                        230.1              186.0

NONCURRENT LIABILITIES
       Notes Payable and Capitalized Lease Obligations                   16.5               22.7
       Other Accrued Liabilities                                         27.5               15.9
       Deferred Income Taxes                                             28.9               21.1
                                                                     --------           --------
                                                                         72.9               59.7
                                                                     --------           --------

TOTAL LIABILITIES                                                       303.0              245.7

STOCKHOLDERS' EQUITY
       Preferred Stock ($0.10 Par Value; 4,000,000 Shares
         Authorized, None Issued or Outstanding)
       Common Stock ($0.01 Par Value; 200,000,000 Shares
         Authorized, 51,057,214 and 51,057,214 Issued and
         41,018,387 and 42,026,510 Outstanding)                           0.5                0.5
       Capital in Excess of Par Value                                    89.5               96.7
       Retained Earnings                                                297.2              240.3
       Currency Translation Adjustment                                  (12.2)              (6.3)
       Common Stock in Treasury, at Cost (10,038,827 and
         9,030,704 Shares)                                              (65.5)             (39.3)
                                                                     --------           --------
                                                                        309.5              291.9
                                                                     --------           --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                           $  612.5           $  537.6
                                                                     ========           ========



----------------
See Accompanying Notes to Consolidated Financial Statements.

American Management Systems, Incorporated

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31 (In millions)                                             1999           1998           1997
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net Income                                                                $   56.9       $   51.8       $  31.2
     Adjustments to Reconcile Net Income to Net Cash
       Provided by Operating Activities:
          Depreciation                                                             12.5           17.0          17.9
          Amortization                                                             25.1           21.6          16.8
          Loss on Investments in Other Companies                                    4.3            0.7            --
          Deferred Income Taxes                                                     5.6            7.8           3.2
          Provision for Doubtful Accounts                                           6.2           10.9          10.6
          Provision for Contract Losses                                            19.7            7.3         (18.5)
     Changes in Assets and Liabilities:
          Increase in Trade Receivables                                           (40.6)         (30.3)         (3.7)
          (Increase) Decrease in Prepaid Expenses and Other
             Current Assets                                                       (14.0)          (0.4)          4.8
          Increase in Other Assets                                                (14.6)         (10.6)         (8.2)
          Increase (Decrease) in Accrued Incentive Compensation                     1.1           31.1          (9.1)
          Increase (Decrease) in Accounts Payable, Other Accrued
             Compensation and Liabilities                                          23.8           26.0          (0.1)
          Increase (Decrease) in Deferred Revenue                                  19.6           (2.0)         19.0
          (Decrease) Increase in Income Taxes Payable                              (2.1)           0.3           1.0
                                                                               --------       --------       -------
     Net Cash Provided by Operating Activities                                    103.5          131.2          64.9
                                                                               --------       --------       -------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchase of Fixed Assets                                                      (9.3)         (10.6)        (15.9)
     Purchase of Computer Software                                                 (7.7)          (3.3)         (2.3)
     Investment in Software Products                                              (45.6)         (41.8)        (31.6)
     Other Investments and Intangibles                                             (4.5)          (2.3)          0.4
     Proceeds from Sale of Fixed Assets and Purchased Computer Software             5.6            2.6           0.9
                                                                               --------       --------       -------
     Net Cash Used in Investing Activities                                        (61.5)         (55.4)        (48.5)
                                                                               --------       --------       -------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Borrowings                                                                      --             --          20.0
     Payments on Borrowings                                                        (5.4)          (7.5)        (51.7)
     Proceeds from Common Stock Options Exercised                                  14.2           20.9           9.1
     Payments to Acquire Treasury Stock                                           (52.9)         (21.2)         (0.1)
                                                                               --------       --------       -------
     Net Cash Used in Financing Activities                                        (44.1)          (7.8)        (22.7)
                                                                               --------       --------       -------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                            (5.9)           1.7          (6.9)
                                                                               --------       --------       -------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                               (8.0)          69.7         (13.2)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                    119.3           49.6          62.8
                                                                               --------       --------       -------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                       $  111.3       $  119.3       $  49.6
                                                                               ========       ========       =======

NON-CASH OPERATING AND FINANCING ACTIVITIES:
     Treasury Stock Utilized to Satisfy Accrued
        Incentive Compensation Liabilities                                     $    5.2       $   --         $   2.3
     Treasury Stock Utilized to Satisfy Stock Options Exercised                $   12.3       $    4.7       $  --


----------------
See Accompanying Notes to Consolidated Financial Statements.

American Management Systems, Incorporated

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 1999, 1998, and 1997 (In millions)


                                            Common
                                            Stock       Capital in      Currency                                         Total
                                          (Par Value    Excess of      Translation      Retained        Treasury      Stockholders'
                                            $0.01)      Par Value      Adjustment       Earnings         Stock           Equity
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                 $0.5         $75.0          $(1.1)          $157.3          $(28.6)         $203.1

   Common Stock Options Exercised              --           4.1                                                             4.1
   Tax Benefit Related to Exercise of
     Common Stock Options                                   5.0                                                             5.0
   Currency Translation Adjustment                                        (6.9)                                            (6.9)
   Common Stock Repurchased                                                                                (0.1)           (0.1)
   Restricted Stock Awarded                                                                                 2.3             2.3
   1997 Net Income                                                                         31.2                            31.2
                                             ----         -----         ------           ------          ------          ------
Balance at December 31, 1997                  0.5          84.1           (8.0)           188.5           (26.4)          238.7

   Common Stock Options Exercised              --           5.3                                             8.3            13.6
   Tax Benefit Related to Exercise of
     Common Stock Options                                   7.3                                                             7.3
   Currency Translation Adjustment                                         1.7                                              1.7
   Common Stock Repurchased                                                                               (21.2)          (21.2)
   1998 Net Income                                                                         51.8                            51.8
                                             ----         -----         ------           ------          ------          ------
Balance at December 31, 1998                  0.5          96.7           (6.3)           240.3           (39.3)          291.9

   Common Stock Options Exercised              --         (12.3)                                           21.4             9.1
   Tax Benefit Related to Exercise of
     Common Stock Options                                   5.1                                                             5.1
   Currency Translation Adjustment                                        (5.9)                                            (5.9)
   Common Stock Repurchased                                                                               (52.9)          (52.9)
   Restricted Stock Awarded                                                                                 5.3             5.3
   1999 Net Income                                                                         56.9                            56.9
                                             ----         -----         ------           ------          ------          ------
Balance at December 31, 1999                 $0.5         $89.5         $(12.2)          $297.2          $(65.5)         $309.5
                                             ====         =====         ======           ======          ======          ======




----------------
See Accompanying Notes to Consolidated Financial Statements.

American Management Systems, Incorporated

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME



Year Ended December 31 (In millions)           1999              1998              1997
----------------------------------------------------------------------------------------
NET INCOME                                     $56.9            $51.8             $31.2

OTHER COMPREHENSIVE INCOME (LOSS):
     Currency Translation Adjustment            (5.9)             1.7              (6.9)
                                               -----            -----             -----
COMPREHENSIVE INCOME                           $51.0            $53.5             $24.3
                                               =====            =====             =====




----------------
See Accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

         The business of American Management Systems, Incorporated and its wholly-owned subsidiaries ("AMS" or the "Company") is to partner with clients to achieve breakthrough performance through the intelligent use of information technology. AMS is an international business and information technology consulting firm that provides a full range of services: business re-engineering, change management, systems integration, and systems development and implementation. AMS is headquartered in Fairfax, Virginia, with 59 offices worldwide. The Company, which operates as one segment, focuses on the following primary target markets: telecommunications firms, financial services institutions, state and local governments and education, federal government agencies and other corporate clients.

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

         On benefit-funded contracts (contracts whereby the amounts due the Company are payable based on actual benefits derived by the client), the Company may defer recognition of revenues until a point at which management can predict, with reasonable certainty, that the benefit stream will generate amounts sufficient to fund the contract. From that point forward, revenues are recognized on a percentage of completion basis. All of the current large multi-year benefit-funded contracts are now being recognized on a percentage of completion basis.

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

         The Company accounts for software development costs in accordance with Statement of Financial Accounting Standards No. 86 -- "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed" and for software jointly developed in accordance with Statement of Position 97-2, "Software Revenue Recognition". For projects funded by the Company, significant development costs incurred beyond the point of demonstrated technological feasibility are capitalized and, after the product is available for general release to customers, such costs are amortized on a straight-line basis over a period of 3 to 5 years. For projects where the Company has a funding partner, the capital asset is reduced by the amount collected from the partner. The Company recorded $16.6 million of amortization in 1999, $14.5 million of amortization in 1998, and $12.5 million of amortization in 1997. Unamortized costs were $106.7 million, $79.1 million, and $51.9 million at December 31, 1999, 1998, and 1997, respectively. In 1999, the Company reduced the unamortized costs by $21.8 million representing collections from funding partners, compared to $14.8 million in 1998. The Company evaluates the net realizable value of capitalized software using the estimated, undiscounted, net-cash flows of the underlying products.

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

         The Company expended $102.3 million in 1999, $77.4 million in 1998, and $50.6 million in 1997 for development associated with proprietary software. The Company expensed in the accompanying consolidated financial statements $47.1 million in 1999, $35.4 million in 1998, and $30.7 million in 1997 for research and development associated with proprietary software.

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

J.       Foreign Currency Hedging

         From time to time, the Company enters into foreign exchange contracts as a hedge of intercompany balance sheet transactions. Market value gains and losses are recognized, and the resulting credits or debits offset foreign exchange gains or losses on those transactions when settled. For 1998 and 1997, the Company entered into such short-term contracts with de minimis values. No contracts are outstanding as of December 31, 1999.

K.       Reclassifications

         Certain prior year information has been reclassified to conform with the current year presentation.

L.       Comprehensive Income

         The Company's principal components of comprehensive income are net income and foreign currency translation adjustments.

M.       Investments

         The Company's policy is to use the equity method for accounting for investments in companies and other investments in which the Company has significant influence or control, generally this represents common stock ownership or partnership equity of at least 20% or more. Employing this method the Company records the initial investment at cost and subsequently adjusts the carrying amount of the investment to reflect the Company's share of income or loss of the investee and to reflect when applicable any dividends received from the investee.

N.       New Accounting Pronouncements

         In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133 entitled "Accounting for Derivative Instruments and Hedging Activities." This Statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The FASB has delayed its effective date for one year to fiscal years beginning after June 15, 2000. The Company will be required to adopt this new accounting standard by January 1, 2001. The Company does not anticipate early adoption of this new standard. Due to the complexity of this new standard, the Company has not completed an assessment of the impact it will have on its financial position or results of operations. The Company currently has no material derivative transactions which would be impacted by this new standard.


NOTE 2 -- ACCOUNTS AND NOTES RECEIVABLE

December 31 (In millions)                                      1999                  1998
------------------------------------------------------------------------------------------
Trade Accounts Receivable
     Amounts Billed                                          $236.1                 $215.5
     Amounts Not Billed                                        58.4                   46.7
     Contract Retention                                        11.0                    7.9
                                                             ------                 ------
     Total                                                    305.5                  270.1

Allowance for Doubtful Accounts                               (10.8)                  (9.8)
                                                             ------                 ------
Total                                                        $294.7                 $260.3
                                                             ======                 ======


         The Company enters into large, long-term contracts and, as a result, periodically maintains individually significant receivable balances with certain major clients. At December 31, 1999, the ten largest individual receivable balances totaled approximately $108.4 million. No other receivable exceeded $5 million.

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

NOTE 3 -- NOTES PAYABLE AND CAPITALIZED LEASE OBLIGATIONS

         Effective January 9, 1998, the Company entered into a syndicated five-year $120 million Multi-Currency Revolving Credit Agreement with Bank of America and Wachovia Bank (the "1998 Agreement") as agents. A term loan (the "Term Loan"), which was funded by Wachovia Bank and Bank of America on January 6, 1997 under a term loan agreement, remains outstanding and is now governed by the 1998 Agreement.

         The aggregate weighted average borrowings under all revolving credit agreements was approximately $0.4 million in 1999, and $4.5 million in 1998, at daily weighted average annual interest rates of approximately 5.7% in 1999 and 4.9% in 1998. The maximum borrowed under all agreements was $37.8 million in 1999 and $33.8 million in 1998. At December 31, 1999 the Company had no amounts outstanding under its revolving credit facility and $22.6 million in term loans compared to no amounts outstanding under its revolving credit facility and $28.0 million in term loans at December 31, 1998.

         The Company and most of its existing subsidiaries can borrow funds under the 1998 Agreement in any of the approved currencies, subject to certain minimum amounts per borrowing. Interest on such borrowings will generally range from LIBOR plus 12.5 basis points to LIBOR plus 45 basis points, depending on the ratio of total debt to EBITDA. The Company must also pay a facility fee ranging from 12.5 basis points to 20 basis points of the total facility, based on the same performance measure. Based on such measures at December 31, 1999, interest payments during 2000 will be based on LIBOR plus 12.5 basis points and the facility fee will be 12.5 basis points of the total facility.

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

December 31 (In millions)                                                             1999           1998
----------------------------------------------------------------------------------------------------------

Revolving Line-of-Credit                                                              $  --          $ --

Unsecured Notes With Interest at 5.250% - 6.938%
  Principal and Interest Payable Monthly Through
  January 2004                                                                         22.6           28.0
                                                                                      -----          -----

Total Notes Payable and Capitalized Lease Obligations                                 $22.6          $28.0
                                                                                      =====          =====


Principal amounts are repayable as shown below:
     2000                                                                               6.1
     2001                                                                               6.1
     2002                                                                               5.4
     2003                                                                               4.0
     2004                                                                               1.0
                                                                                      -----
                                                                                       22.6
     Less Current Portion                                                               6.1
                                                                                      -----
     Long-Term Portion                                                                $16.5
                                                                                      =====


         Interest paid by the Company totaled $4.2 million in 1999, $4.2 million in 1998, and $5.8 million in 1997.

NOTE 4 -- EQUITY SECURITIES

         At December 31, 1997, the Company had a stock option plan, the 1992 Amended and Restated Stock Option Plan E, as amended (the "1992 Plan E"), under which the Company was authorized to issue up to 3,375,000 shares of common stock as incentive stock options ("ISOs") or nonqualified stock options ("NSOs"). The 1992 Plan E, which was approved by the shareholders in May 1992, replaced Stock Option Plan E ("Plan E"). At its February 1998 meeting, the Board terminated the 1992 Plan E. No grants have been made under this plan since 1996. On May 10, 1996, the shareholders approved a new stock option plan for the Company, Stock Option Plan F ("Plan F") under which an additional 3,800,000 shares of common stock may be issued as ISOs or NSOs. On February 21, 1997, the Board adopted certain amendments to Plan F resulting in the 1996 Amended Stock Option Plan F ("Amended Plan F") which was approved by the shareholders at the May 9, 1997 annual meeting. On March 3, 1999 the Board approved an amended, Amended Plan F resulting in the 1996 Amended Stock Option Plan F, as Amended, which was ratified by the shareholders at the May 21, 1999 annual meeting. The plan was amended to increase the number of shares of common stock authorized to be issued to 5,800,000 shares, to increase the maximum lifetime from five years to ten years in the case of NSOs and eight years to ten years in the case of ISOs, and to allow the Compensation Committee to grant stock options to Outside Directors generally on a discretionary basis rather than on an automatic, non-discretionary basis.

         On December 3, 1999 the Board approved the 1999 Contractor Stock Option Plan. The purpose of the plan is to offer certain non-employees ("contractors"), who contribute materially to the successful operation of the Company, additional incentive to continue to serve as contractors by increasing their participation in the Company through stock ownership. Under the plan, the Company is authorized to issue up to 20,000 shares of common stock as NSOs which will expire on a date no later than five years from the date of issuance. No options were granted under this plan during 1999.

         Under all plans, the exercise price of an ISO granted is not less than the fair market value of the common stock on the date of grant and for NSOs, the exercise price is either the fair market value of the common stock on the date of the grant or, when granted in connection with one-year performance periods under the Company's incentive compensation program, the exercise price may be determined by a formula selected by the Board or appropriate Board committee that is based on the fair market value of the common stock as of a date, or for a period, that is within three months of the date of grant. In cases where the market value exceeds the exercise price on the date of grant, the differential is recorded as compensation expense. Under all plans, options expire up to ten years from the date of grant. Options granted are exercisable immediately, in monthly installments, or at a future date, as determined by the appropriate Board committee or as otherwise specified in the plan.

         At December 31, 1999 there were 4,789,800 shares available for grant under Amended Plan F, as amended. No options remain available for grant under any previous stock option plan. The following table summarizes information with respect to stock options outstanding at December 31, 1999.

                                                                                       Options Exercisable
                                  Total Options Outstanding at 12/31/99                     at 12/31/99
                                  -------------------------------------                     -----------
                                               Weighted
                                                Average
                                               Remaining          Weighted                            Weighted
                                              Contractual          Average                             Average
       Range of                   Number          Life            Exercise            Number          Exercise
  Exercise Prices                of Shares      (Years)             Price            of Shares          Price
--------------------------------------------------------------------------------------------------------------
 $  6.44  -  $ 17.50               941,375        1.75             $14.33              850,461         $14.51
   18.25  -    23.72               595,065        5.74              22.07              244,153          21.01
   23.75  -    26.13               633,035        2.69              25.01              441,263          24.71
   26.25  -    33.00               703,643        6.52              29.36              235,531          29.12
   33.38  -    36.63               514,457        4.33              33.94              322,378          33.96
   38.06  -    38.06                 5,000        7.05              38.06                  647          38.06
                                 ---------                                           ---------
                                 3,392,575        4.01             $23.81            2,094,433         $22.06

Additional information with respect to stock options awarded pursuant to such plans is summarized in the following schedule.

                                                                          Number of                 Weighted
                                                                            Option                  Average
                                                                            Shares               Exercise Price
---------------------------------------------------------------------------------------------------------------
Balance Outstanding at December 31, 1996                                  3,416,756                  $ 12.76

For the Year Ended December 31, 1997:
     Options Granted                                                        964,335                    20.77
     Options Canceled                                                        85,405                    19.60
     Options Exercised                                                      516,384                     7.94
     Balance Outstanding at December 31, 1997                             3,779,302                    15.31

For the Year Ended December 31, 1998:
     Options Granted                                                        731,244                    25.34
     Options Canceled                                                       122,325                    21.88
     Options Exercised                                                    1,204,535                    11.20
     Balance Outstanding at December 31, 1998                             3,183,686                    18.92

For the Year Ended December 31, 1999:
     Options Granted                                                      1,084,684                    30.73
     Options Canceled                                                       150,473                    24.06
     Options Exercised                                                      725,322                    12.64
     Balance Outstanding at December 31, 1999                             3,392,575                    23.81


         The Company has chosen to continue to account for stock-based compensation using the method prescribed in APB Opinion No. 25, "Accounting for Stock Issued to Employees." In 1996, the Company adopted, for disclosure purposes only, Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (SFAS No. 123).

         If the Company determined compensation cost for these plans in accordance with SFAS No. 123, the Company's pro-forma net income and earnings per share for fiscal year 1999, 1998 and 1997 would have been decreased to the pro-forma amounts indicated below:

December 31 (In millions, except per share data):                     1999               1998            1997
--------------------------------------------------------------------------------------------------------------

Reported:
         Net Income                                                  $56.9            $51.8             $31.2
                                                                     =====            =====             =====
         Basic Net Income per Share                                  $1.36            $1.23             $0.75
                                                                     =====            =====             =====
         Diluted Net Income per Share                                $1.34            $1.21             $0.74
                                                                     =====            =====             =====
Pro-Forma:
         Net Income                                                  $51.1            $48.8             $26.8
                                                                     =====            =====             =====
         Basic Net Income per Share                                  $1.22            $1.16             $0.65
                                                                     =====            =====             =====
         Diluted Net Income per Share                                $1.20            $1.14             $0.64
                                                                     =====            =====             =====

         The SFAS No. 123 method of accounting does not apply to options granted prior to January 1, 1995, and accordingly, the resulting pro-forma compensation cost may not be representative of that to be expected in future years.

         The Company has ten-year, eight-year and five-year options. For disclosure purposes, the fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. Under the Black-Scholes model, the total value of the ten-year options granted in 1999 was $8.7 million, for which certain options would be amortized on a graded vesting schedule on a pro-forma basis over a seven-year period, and others would be amortized ratably on a pro-forma basis over a ten-year period (which varies between four months and ten years). The weighted-average fair value of the ten-year options granted in 1999 was $15.63. The total value of the eight-year options granted in 1999, 1998 and 1997 was $0.4 million, $2.8 million and $2.2 million, respectively, which would be amortized on a graded vesting schedule on a pro-forma basis over a seven-year period. The weighted-average fair value of the eight-year stock options granted in 1999, 1998 and 1997 was $17.82, $12.37 and $10.56, respectively. The total value of the five-year stock options granted in 1999, 1998 and 1997 was $8.0 million, $5.2 million and $5.5 million, respectively. These would be amortized ratably on a pro-forma basis over a five-year period (which varies between four months and five years). The weighted-average fair value of the five-year stock options granted in 1999, 1998 and 1997 was $16.00, $10.18 and $7.28, respectively.

         Additionally, the following assumptions were used for the ten-year, eight-year and five-year stock options granted in 1999, 1998 and 1997 respectively.


                                      Ten Year                    Eight Year                    Five Year
                            --------------------------     -------------------------     -------------------------
December 31                 1999        1998      1997     1999      1998       1997     1999      1998       1997
-------------------------------------------------------------------------------------------------------------------

Expected Volatility        44.44%        --        --     44.99%    43.86%     39.96%    49.92%   45.44%     39.65%
Risk-Free Interest Rate     6.09%        --        --      4.90%     5.36%      5.60%     4.99%    5.48%      6.29%
Expected Life               8 yrs        --        --      6 yrs     5 yrs      5 yrs     4 yrs    4 yrs      4 yrs
Expected Dividend Yield        0%        --        --         0%        0%         0%        0%       0%         0%


         On September 21, 1999, the Company announced that its Board of Directors has authorized the purchase, from time to time, of up to 2 million shares of its common stock through open market and negotiated purchases. This authorization is in addition to the actions in August of 1998 and in February 1999, where in both cases the Board of Directors authorized the purchase of 1 million shares. The Company repurchased 1,900,000, 720,000, and 3,000 shares of its common stock during 1999, 1998, and 1997, respectively, for a total of $74.2 million. In addition, the Company has been funding stock option exercises through the reissuance of previously acquired treasury shares.

NOTE 5 -- EARNINGS PER SHARE RECONCILIATION

Year Ended December 31 (In millions except per share data)                        1999         1998        1997
----------------------------------------------------------------------------------------------------------------
Basic Earnings per Share Computation
    Net Income (Numerator)                                                        $56.9        $51.8       $31.2
                                                                                  -----        -----       -----
    Weighted Average Shares (Denominator)                                          41.9         42.1        41.4
                                                                                  -----        -----       -----
    Basic Net Income per Share                                                    $1.36        $1.23       $0.75
                                                                                  =====        =====       =====
Diluted Earnings per Share Computation
    Net Income (Numerator)                                                        $56.9        $51.8       $31.2
                                                                                  -----        -----       -----
    Weighted Average Shares and Equivalents:
       Weighted Average Shares                                                     41.9         42.1        41.4
       Shares Issuable Upon Exercise of Stock Options                               2.7          3.3         2.9
       Less Shares Assumed to be Repurchased at Fair Market Value                  (2.0)        (2.5)       (2.0)
                                                                                  -----        -----       -----
       Total Weighted Average Shares and Equivalents (Denominator)                 42.6         42.9        42.3
                                                                                  -----        -----       -----
    Diluted Net Income per Share                                                  $1.34        $1.21       $0.74
                                                                                  =====        =====       =====

NOTE 6 -- INCOME TAXES

Year Ended December 31 (In millions)                                    1999             1998             1997
----------------------------------------------------------------------------------------------------------------
Income before income taxes for the year ended
  December 31 was derived in the following jurisdictions:
       U.S.                                                            $  59.7          $  58.5          $  25.7
       Non-U.S.                                                           36.7             28.8             25.7
                                                                       -------          -------          -------
                                                                       $  96.4          $  87.3          $  51.4
                                                                       =======          =======          =======

The provision for income taxes is comprised of the following:
       Current:
           U.S. Federal                                                $  21.7          $  15.5          $   3.3
           U.S. State                                                      5.1              4.1              0.3
           Non-U.S.                                                       16.7              8.1             13.3
       Deferred:
           U.S. Federal                                                   (1.7)             6.4              3.2
           U.S. State                                                     (0.2)            (1.9)             0.6
           Non-U.S.                                                       (2.1)             3.3             (0.5)
                                                                       -------          -------          -------
Total Provision                                                        $  39.5          $  35.5          $  20.2
                                                                       =======          =======          =======

The differences between the U.S. federal statutory income tax as measured based on pre-tax income and the Company's
   effective rate are:
       U.S. federal statutory income tax rate                             35.0%            35.0%            35.0%
       State income taxes, net of federal benefit                          4.1              3.3              1.6
       Change in valuation allowance                                      (0.2)             0.7              0.2
       Research tax credits                                               (1.5)            (0.4)            (3.6)
       Meals and entertainment                                             2.7              2.4              3.7
       Goodwill and Other Non-deductibles                                  0.8              0.6              0.4
       Benefit of Non-U.S. Subsidiary Conversion                          --               (1.7)            (1.7)
       Impact of Non-U.S. jurisdictions                                    2.4              1.4              6.0
       Other                                                              (2.3)            (0.6)            (2.3)
                                                                       -------          -------          -------
Effective Rate                                                            41.0%            40.7%            39.3%
                                                                       =======          =======          =======

Year Ended December 31 (In millions)                                       1999           1998            1997
----------------------------------------------------------------------------------------------------------------

The tax effect of temporary differences that give rise to
   significant portions of the deferred tax assets and deferred tax liabilities at December 31 are as follows:
       Deferred Tax Assets:
           Accrued Expenses                                              $  10.3         $   3.2         $    --
           Employee Related Compensation                                    19.3            13.7             8.7
           Deferred Revenue                                                  1.7             1.0             1.5
           Allowance for Doubtful Accounts                                   4.5             3.9             4.2
           Loss and Credit Carryforwards                                     5.2             3.5             9.0
           Other                                                             6.9             5.0             3.3
                                                                         -------         -------         -------
       Subtotal                                                             47.9            30.3            26.7
       Valuation Allowance                                                  (0.9)           (1.1)           (0.5)
                                                                         -------         -------         -------
       Total Deferred Tax Assets                                         $  47.0         $  29.2         $  26.2
                                                                         -------         -------         -------


       Deferred Tax Liabilities:
           Unbilled Receivables                                          $ (27.1)        $ (19.9)        $ (20.4)
           Capitalized Software                                            (42.4)          (29.2)          (21.0)
           Other                                                             0.5            (6.1)           (3.1)
                                                                         -------         -------         -------
       Total Deferred Tax Liabilities                                      (69.0)          (55.2)          (44.5)
                                                                         -------         -------         -------
       Net Deferred Tax Liabilities                                      $ (22.0)        $ (26.0)        $ (18.3)
                                                                         =======         =======         =======


         The net changes in total valuation allowance for the years ending December 31, 1999, 1998, and 1997 were a decrease of $0.2 million, an increase of $0.6 million, and an increase of $0.1 million respectively. Certain of the Company's foreign subsidiaries have net operating losses, the majority of such losses carry forward over an indefinite period.

         The Company has not provided for U.S. federal income and foreign withholding taxes on $33.4 million of non-U.S. subsidiaries' undistributed earnings as of December 31, 1999, because such earnings are intended to be reinvested indefinitely or have already been taxed at rates in excess of the U.S. federal rate. If these earnings were distributed, foreign tax credits would become available under current law to reduce or eliminate the resulting U.S. income tax liability. Where excess cash has accumulated in the Company's non-US subsidiaries and it is advantageous for tax or foreign exchange reasons, subsidiary earnings are remitted.

         The Company paid income taxes of approximately $43.0 million, $23.4 million, and $14.9 million, in 1999, 1998, and 1997, respectively.


NOTE 7 -- DEFERRED COMPENSATION PLAN

         The Company has deferred compensation plans which were implemented in late 1996, and permit eligible employees and directors to defer a specified portion of their compensation. The deferred compensation earns a specified rate of return. As of year end 1999 and 1998 the Company had accrued $28.3 million and $17.3 million, respectively, for its obligations under these plans. The Company expensed $1.8 million in 1999 and $1.4 million in 1998, related to the earnings by the deferred compensation plan participants.

         To fund these plans, the Company purchases corporate-owned life insurance contracts. Proceeds from the insurance policies are payable to the Company upon the death of the insured. During 1999 the Company received proceeds of $1.2 million associated with one of the policies, which were subsequently re-invested in the existing corporate-owned life insurance contracts. The cash surrender value of these policies, included in "Other Assets", was $27.5 million at December 31, 1999 and $16.6 million at December 31, 1998. There were no outstanding loans at December 31, 1999 or December 31, 1998 on these policies.


NOTE 8 -- EMPLOYEE PENSION PLAN

         The Company has a simplified employee pension plan, which became effective January 1, 1980. This plan is a defined contribution plan whereby contributions are based on the application of a percentage specified by the Company to the qualified gross wages of eligible employees. The Company makes annual contributions to the plan equal to the amount accrued for pension expense. Total expense of the plan was $14.0 million in 1999, $11.5 million in 1998, and $9.8 million in 1997.


NOTE 9 -- JOINT VENTURE

         In 1998, the Company established a joint venture with Bank of Montreal to provide online loan application and decisioning services to small and mid-size financial institutions via a new limited liability company, Competix L.L.C. In October 1999, Competix converted from a limited liability company to a c-corporation in which the Company currently maintains a 50% interest. Competix is authorized to issue up to 20% of its stock to its employees, issuable upon the exercise of stock options. At such time or times as Competix employees exercise these stock options, AMS's percent ownership in Competix will be reduced. In 1999 and 1998, the Company invested $1.8 million and $3.6 million, respectively, in connection with its 50% interest in Competix, which investment was reduced by $4.3 million and $0.7 million related to the Company's share of the losses incurred by Competix in 1999 and 1998, respectively. (The losses reflect costs related to launching the new business).

NOTE 10 -- COMMITMENTS AND CONTINGENCIES

         The Company occupies production facilities and office space (real property) and uses various equipment under operating lease agreements, expiring at various dates through the year 2015.

         The commitments under these agreements, as of December 31, 1999, are summarized in the table below. Payments under the real property leases are generally subject to escalation based upon increases in the Consumer Price Index, operating expenses, and property taxes.

                     Gross Rentals and Maintenance Payments
                     --------------------------------------

(In millions)                                        Real Property           Equipment                  Total
---------------------------------------------------------------------------------------------------------------
2000                                                    $ 41.6                 $14.0                   $ 55.6
2001                                                      40.4                   8.1                     48.5
2002                                                      36.2                   2.7                     38.9
2003                                                      31.3                   1.5                     32.8
2004                                                      27.0                   1.1                     28.1
2005 through 2015                                        125.6                    --                    125.6
                                                        ------                 -----                   ------

Total                                                   $302.1                 $27.4                   $329.5
                                                        ======                 =====                   ======

         Operating lease expense for 1999, 1998, and 1997 was approximately $51.0 million, $45.1 million and $46.5 million, respectively.

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

         As required by the original terms of its contract with Bezeq, a subsidiary of the Company has entered into bank guarantees in Bezeq's favor securing its performance under this contract. At December 31, 1999, approximately $19.8 million was outstanding under such bank guarantees. See "Results of Operations - Expenses," above for additional information about the Bezeq contract. On August 8, 1999, the Company's subsidiary sought and received a temporary injunction from the Jerusalem District Court prohibiting Bezeq from realizing on the guarantees. On December 29, 1999 the Jerusalem District Court ruled that the AMS subsidiary may not enjoin Bezeq from drawing on the bank guarantees. The AMS subsidiary promptly appealed that decision to the Israeli Supreme Court, where the matter is pending. In the event the Israeli Supreme Court does not grant a permanent injunction, and Bezeq were to call on these guarantees, the Company's liquidity will not be jeopardized. On September 3, 1999, Bezeq sent a notice to the relevant AMS subsidiary purporting to terminate the contract, which the Company does not agree that Bezeq is entitled to do. On September 9, 1999, Bezeq sued the AMS subsidiary party to the contract in Jerusalem District Court. Bezeq alleges damages of approximately $39 million based on breach of contract, which figure includes amounts Bezeq could seek to draw under the bank guarantees. The Company's subsidiary is contesting these allegations vigorously in appropriate court submissions. The Company does not anticipate any material adverse effect on its liquidity as a result of these claims alleged by Bezeq against the AMS subsidiary. On January 19, 2000 the AMS subsidiary filed a counterclaim against Bezeq for approximately $58.8 million in damages due to breach of contract and other claims.

         As previously described in the Company's Forms 10-Q filed May 17, 1999, August 13, 1999 and November 15, 1999, the State of Mississippi sued AMS in April 1999, alleging claims for breach of contract, bad faith breach of contract, and unjust enrichment, and seeks various forms of injunctive relief as well as compensatory damages. On May 24, 1999, AMS filed an answer and counterclaim for payment for certain deliverables accepted by the State, including work in progress. Discovery continues and is expected to be completed by the second quarter of 2000. AMS expects to continue to contest the lawsuit vigorously.

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


NOTE 11 -- RELATED PARTY TRANSACTIONS

         The Company incurred legal fees and reimbursable expenses payable to ShawPittman, general counsel to the Company, totaling approximately $5.4 million, $5.0 million, and $4.0 million, in 1999, 1998, and 1997, respectively. A member of the firm of ShawPittman is the spouse of a former executive officer of the Company who resigned in November 1997.

NOTE 12 -- SEGMENT REPORTING AND SIGNIFICANT CUSTOMERS

         The Company has adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" as required and comparative information for earlier years is presented below. The Company engages in business activities in one operating segment which provides information technology consulting services to large clients in targeted vertical markets. The chief operating decision-maker is provided information about the revenues generated in key client industries. The resources needed to deliver the Company's services are not separately reported by industry. The Company markets its services worldwide, and its operations are grouped into two main geographic areas according to the location of each of the Company's subsidiaries. The Company's long-lived assets are located primarily in the United States. The two groupings consist of United States locations and non-US locations. Pertinent financial data is summarized below.


Year Ended December 31 (In millions)                                1999              1998            1997
------------------------------------------------------------------------------------------------------------
Revenues by Target Market

  Telecommunications Firms                                        $  337.6          $  266.6          $283.0
  Financial Services and Institutions                                193.9             210.2           181.1
  State and Local Governments and Education                          346.3             282.1           171.4
  Federal Government Agencies                                        300.3             241.3           189.2
  Other Corporate Clients                                             62.2              57.6            47.6
                                                                  --------          --------          ------

  Consolidated Total                                              $1,240.3          $1,057.8          $872.3
                                                                  ========          ========          ======
Revenues by Geographic Area

  U.S. Companies                                                  $1,048.4          $  873.3          $682.2
  Non-US Companies                                                   191.9             184.5           190.1
                                                                  --------          --------          ------
  Consolidated Total                                              $1,240.3          $1,057.8          $872.3
                                                                  ========          ========          ======

         Revenues from AMS's U.S. Companies include export sales to non-US clients of $34.8 million in 1999, $23.9 million in 1998, and $58.5 million in 1997. As a result the Company's total non-US client revenues, primarily in Western Europe, were as follows:


Year Ended December 31 (In millions)                 1999               1998               1997
------------------------------------------------------------------------------------------------
Exports By U.S. Companies                            $ 34.8            $ 23.9             $ 58.5
Non-US Companies                                      191.9             184.5              190.1
                                                     ------            ------             ------

Total Non-US Client Revenues                         $226.7            $208.4             $248.6
                                                     ======            ======             ======
  Percent of Total Revenues                            18.3%             19.7%              28.5%
                                                     ======            ======             ======


Significant Customers:

         Total revenues from the U.S. Government, comprising 112 clients in 1999, 109 clients in 1998, and 93 clients in 1997, were approximately $288.2 million in 1999, $224.8 million in 1998, and $171.5 million in 1997. No other customer accounted for 10% or more of total revenues in 1999, 1998, or 1997.

REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Stockholders of American Management Systems, Incorporated
Fairfax, Virginia

We have audited the accompanying consolidated balance sheets of American Management Systems, Incorporated and subsidiaries (the "Company") as of December 31, 1999 and 1998, and the related statements of income, comprehensive income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of American Management Systems, Incorporated and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.




DELOITTE & TOUCHE LLP

McLean, Virginia
February 16, 2000

REPORT OF INDEPENDENT ACCOUNTANTS





To the Board of Directors and Stockholders of American Management Systems, Incorporated

     In our opinion, the accompanying consolidated financial statements appearing on pages 4 to 24 of the 1999 Financial Report present fairly, in all material respects, the financial position of American Management Systems, Incorporated and its subsidiaries at December 31, 1997, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




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


RESULTS OF OPERATIONS

         The following table sets forth for the periods indicated the percentage of total revenues of major items in the Consolidated Statements of Operations and the percentage change in such items from period to period (see "Financial Statements and Notes"), excluding percentage changes in de minimus dollar amounts. The effect of inflation and price changes on the Company's revenues, income from operations, and expenses, is generally comparable to the general rate of inflation in the U.S. economy.


                                                                                                 Period-to-Period
                                                        Percentage of Total Revenues                  Change
                                                        ----------------------------             ----------------
                                                                                                  1999       1998
                                                                                                   vs.        vs.
                                                          1999        1998        1997            1998       1997
------------------------------------------------------------------------------------------------------------------
Revenues..............................................   100.0%      100.0%      100.0%           17.3%      21.3%

Expenses
     Client Project Expenses..........................    52.7        54.5        55.6            13.5       18.8
     Other Operating Expenses.........................    30.7        28.8        31.2            24.3       12.6
     Corporate Expenses...............................     7.1         7.5         7.0            12.2       28.7
     Provision for Specific Contract..................     1.6         0.7          --           185.7      100.0
                                                       -------     -------     -------
                                                          92.1        91.5        93.8            18.0       18.3

Income from Operations................................     7.9         8.5         6.2             8.9       65.6
Other (Income) Expense................................     0.1         0.2         0.3           (42.3)     (10.3)
                                                       -------     -------     -------
Income Before Income Taxes............................     7.8         8.3         5.9            10.4       69.8
Income Taxes..........................................     3.2         3.4         2.3            11.3       75.7
                                                       -------     -------     -------
Net Income............................................     4.6         4.9         3.6             9.8       66.0
Weighted Average Shares...............................                                            (0.5)       1.7
Basic Net Income per Share............................                                            10.6       64.0
Weighted Average Shares and Equivalents...............                                            (0.7)       1.4
Diluted Net Income per Share..........................                                            10.7       63.5

         REVENUES

         Revenues increased 17% and 21% during 1999 and 1998 compared to the preceding year. Approximately 85-90% of each year's revenues came from clients for whom the Company performed services in prior years. Looking ahead to 2000, the Company expects growth to continue at approximately the same rates that were experienced in 1999. The Financial Services Institutions target market is expected to grow at a faster rate than the Company's overall growth rate and the State and Local Governments target market is expected to grow at a slightly slower rate.

         As part of its growth strategy the Company formed in 1998 a cross-target market practice that focuses on delivering high-value, customer-facing Web solutions - including eBill, eCare and eMarketing - tailored to clients in financial services, telecommunications, government and utilities. These solutions help firms achieve greater cost savings, deliver improved customer service and leverage cross-sell and up-sell opportunities in their markets. The new "eCustomer" practice builds upon the Company's existing, significant eCommerce client base. The 1999 eCommerce related revenues were more than $500 million, an increase of more than 150% when compared to 1998 eCommerce revenues of $200 million. The Company expects to continue rapid growth in its eCommerce revenue for 2000 in all of its target markets.

         Business with non-US clients increased 9% to $227 million during 1999 and decreased 16% during 1998 to $208 million. The 1999 increase is principally attributable to increased business with new clients in the Telecommunications Firms market, a market that has shown continued improvement over the past two years. The decrease in 1998 was due to the Company having not fully replaced the revenues from two large projects with European telecommunications clients whose cancellations were announced in 1997. Business with non-US clients represents 18% and 20% of the Company's total revenues for 1999 and 1998, respectively. During 1999, the Company continued to increase its non-US client base and expanded the number of services offered to these clients. In 1998, the Company opened a new office in Australia, where work on a large telecommunications project continues and there continues to be expanded business in Australia. The Company believes that it is well positioned to achieve substantial growth in non-US business going forward. For the year 2000, the Company expects non-US business and European business in particular, to show some growth over 1999, mainly in the Telecommunications Firms and the State and Local Governments and Education target markets.

         In the Telecommunications Firms market, a market that continues to be characterized by large projects with relatively few clients, revenues increased 27% in 1999 when compared to 1998 and decreased 6% comparing 1998 to 1997. The 1999 revenue growth reflects the Company's continued success in implementing its revised strategy (begun in 1998) in the telecommunications marketplace, acquiring new clients, expanding service offerings and initiating several systems integration engagements. This market showed continued success in its core business as well as a significant improvement in the eBusiness arena. Non-US revenues increased 19% in 1999 and decreased 30% in 1998 when compared to the previous year. The increase in 1999 shows that the core business in this market is strong and that there were several new European clients in 1999. For the year 2000, the Company anticipates revenue growth in this market to increase at rates above the Company's overall revenue growth. The Company's development of its next generation of customer care and billing software, known as "Tapestry", is continuing to progress through a contract with a European client. Because that client is sharing part of the cost of development, collections from that contract did not contribute materially to revenue growth in this market in 1999 and the Company does not anticipate that such collection will make a material contribution to revenue in the first half of 2000; rather, the Company expects such collection to reduce capitalized software costs. Although the first release of the software has been delivered to this client, the development effort continues for the second release which is scheduled to be delivered at the end of the first half of 2000. There continues to be significant market interest in Tapestry.

         Notwithstanding actual and projected revenue growth, there continues to be risks in this market. Competition for experienced staff is especially intense in the telecommunications field, and staffing remains one of the Company's critical challenges. Additionally, the Company works in countries located in regions other than Western Europe and North America from time to time and the delivery risks in some of these other countries may be higher. Revenues in the Telecommunications Firms market in these countries were less than 3% of the Company's total revenues for 1999.

         In the Financial Services Institutions target market, 1999 revenues decreased 8% over 1998, principally due to a market slowdown associated with Year 2000 "lockdowns" and the increased M&A activity in the overall marketplace. In addition, large projects were winding down in the fourth quarter of 1998 and certain new projects did not ramp up as quickly as anticipated. Comparing 1998 to 1997, revenues in this market increased 16% as a result of new business in mid-1997. Business with non-US clients, primarily European, account for approximately 34% of the 1999 revenues in this market ($67 million). For 2000, the Company anticipates revenue growth in this market to increase at rates greater than the Company's overall revenue growth rate, with an increased emphasis on eCommerce business.

         In the State and Local Governments and Education target market, revenues increased 23% in 1999 and 65% in 1998. The Company's revenues in this market experienced significant growth over the past years, and therefore the moderating increase in 1999 was expected. The revenue increase for the first half of 1999 and all of 1998 was driven by the rapid build-up of several large contracts with state taxation departments looking to make substantial improvements in their ability to collect delinquent taxes and several new engagements for integrated financial systems. On certain of the contracts with state taxation departments, the Company's fees are paid out of the benefits (increased collections) that the client achieves. On benefit-funded contracts (contracts whereby the amounts due the Company are payable based on actual benefits derived by the client), the Company deferred recognition of revenues until that point at which management could predict, with reasonable certainty, that the benefit stream would generate amounts sufficient to fund the contract. From that point forward, revenues were recognized on a percentage of completion basis. All of the current large multi-year benefit-funded contracts are now being recognized on a percentage of completion basis. Revenues in the State and Local Governments and Education market are expected to increase in 2000 at rates below the Company's overall revenue growth rate, due to a continued slowdown in new procurements related to Year 2000 issues.

         Revenues in the Federal Government Agencies target market increased 24% in 1999 and 28% in 1998. These increases were attributable predominantly to the award in mid-1997 of a significant multi-year contract with the Department of Defense for its Standard Procurement System ("SPS"), which accounted for 35% of the 1999 revenue growth and 34% of the 1998 revenue growth. In addition, there was increased business with existing clients and new business with both defense and civilian agencies. For the year 2000, the Company expects revenues in this target market to increase over 1999 at a rate approximating the Company's overall revenue growth rate. These revenue increases will continue to be driven primarily by contracts with clients using the Company's federal financial systems.

         Revenues from Other Corporate Clients increased 8% in 1999 and increased 21% in 1998. The 1999 and 1998 increases are mainly attributable to increased business with new clients in the electric and gas utilities market and the health care market. For all of 2000, the Company expects revenue growth in this market to increase at the same rate of growth as the Company's overall growth rate.

         EXPENSES

         Client project expenses and other operating expenses together increased 17% during 1999, which was in line with the growth rate in revenues. Comparing 1998 to 1997, client project and other operating expenses increased 17%, which was slightly lower than the growth rate in revenues. Looking to 2000, the Company anticipates that these expenses will continue to grow at rates lower than the revenue growth rate. The Company has made significant expenditures related to development of the "Tapestry" software. A majority of these expenditures have been and will be capitalized. Key software deliveries have been made early in the fourth quarter of 1999 and the Company is targeting another delivery of the software for mid-2000. Amortization of the Tapestry product is scheduled to begin late in the first half of 2000.

         Corporate Expenses increased 12% and 29%, in 1999 and 1998, respectively. The increase in corporate expenses for 1999 and 1998, was due to the dedication of resources applied to the Year 2000 remediation of internal systems. During the second half of 1999, the rate of increase was offset in part by reductions in accruals for corporate level performance-based incentive compensation, and profit-based compensation accruals under the Company's restricted stock program. For the year 2000, the Company expects corporate expenses to grow at rates below the Company's revenue growth rate.

         The Company is continuing to address the ongoing disputes on a project an AMS subsidiary undertook for Bezeq, the Israeli telephone company ("Bezeq"), mentioned in the Company's Form 10-Q for the third quarter filed on November 15, 1999. At the end of 1999, the Company continued to maintain the $27 million provision, established in 1998 ($7 million) and 1999 ($20 million) for potential losses related to this project. The Company has no information that would cause it to change the amount of the provision.

         INCOME FROM OPERATIONS

         Income from operations increased 9% in 1999 and 66% in 1998. The Company's profit margins have continued to improve due to an ongoing emphasis on well-structured and priced engagements and tightly managed delivery risk. In addition, the Company is continuing to focus on controlling expenses. For 2000, the Company will continue to emphasize managed growth and expects improved profit margins when compared with 1999 results.

         OTHER (INCOME) EXPENSE

         Interest (income) expense decreased 100% in 1999 and decreased 82% in 1998, compared to 1998 and 1997, respectively. The 1999 and 1998 decrease is due to lower amounts of short-term borrowings, as a result of significantly improved cash flow from operations during all of 1999 and the second half of 1998. In addition, the increased cash from operations was invested in short-term instruments, which resulted in higher interest income. Other (income) expense decreased in 1999, compared to the same period in 1998, primarily because of proceeds from an insurance policy and also an increase in the investment (cash surrender value) on the company owned life insurance program. Other (income) expense increased over 100% during 1998, compared to 1997, primarily because of a write-off of certain small investments and some obsolete fixed assets. The improved cash flow has increased the Company's cash investment income, which partially offset the expense increase.

         In late 1998, the Company established a joint venture with Bank of Montreal to provide online processing services for loan applications to small and mid-size financial institutions via a new firm, Competix, Inc. (formerly Competix, L.L.C.). The Company incurred a loss of $4.3 million during 1999 and $0.7 million during 1998 related to this joint venture, due to continued losses and start up costs of this new company. The Company expects to incur expenses in 2000 related to this joint venture as were incurred in 1999.

         INCOME TAXES

         The Company's effective tax rate for 1999 was 41% compared to 40.7% in 1998, and 39.3% in 1997. The Company expects that its effective tax rate in 2000 will be generally consistent with its historical rates.


FOREIGN CURRENCY EXCHANGE

         Approximately 18% of the Company's total revenues in 1999, 20% in 1998, and 28% in 1997, were derived from non-US clients. The Company's practice is to negotiate contracts in the same currency in which the predominant expenses are incurred, thereby mitigating the exposure to foreign currency exchange fluctuations. It is not possible to accomplish this in all cases; thus, there is some risk that profits will be affected by foreign currency exchange fluctuations. However, the Company seeks to negotiate provisions in contracts with non-US clients that allow pricing adjustments related to currency fluctuations. In a further effort to mitigate foreign currency exchange risk, the Company has established a notional cash pool with a European bank. This arrangement allows the Company to better utilize its cash resources among all of the Company's subsidiaries, without incurring foreign currency conversion risks, thereby mitigating foreign currency exposure for these transactions. The Company also actively manages the excess cash balances in the cash pool, which will increase interest income on short-term investments. During the past two years, the Company also has employed limited hedging of intercompany balance sheet transactions through derivative instruments (foreign currency swap contracts); however, as of December 31, 1999, the Company had no outstanding derivative contracts.


LIQUIDITY AND CAPITAL RESOURCES

         The Company provides for its operating cash requirements primarily through funds generated from operations. Through an available bank facility, the Company can also provide for cash and currency management with respect to the short-term impact of certain cyclical uses, such as annual payments of incentive compensation as well as financing, from time to time, accounts receivable. At December 31, 1999, the Company's cash and cash equivalents totaled $111.3 million down from $119.3 million at the end of 1998. Cash provided by operating activities for 1999 was $103.5 million compared to $131.2 million in 1998.

         During 1999, the Company invested over $61.5 million in fixed assets, software purchases, and computer software development compared to $55.4 million in 1998. In 1999 and 1998, the Company invested $1.8 million and $3.6 million, respectively, on the Competix joint venture, which was reduced by $4.3 million in 1999 and $0.7 million in 1998 related to the Company's share of the Competix losses. The Company expects to incur continued cash investments related to this joint venture in 2000 as were incurred in 1999. Revolving line-of-credit borrowings were zero at December 31, 1999. The aggregate weighted average short-term borrowings during 1999 were approximately $0.4 million, at a weighted average annual interest rate of 5.7%. During 1999, the Company made approximately $5.4 million in installment payments of principal on outstanding debt owed to banks; the Company also received proceeds of approximately $14.2 million during the period from the exercise of stock options and the tax benefits related thereto. The Company repurchased approximately 1.9 million shares of common stock during 1999, at a cost of $52.9 million.

         On September 21, 1999, the Company announced that its Board of Directors has authorized the purchase, from time to time, of up to 2 million shares of its common stock through open market and negotiated purchases. This authorization is in addition to the actions in August of 1998 and in February 1999, where in both cases the Board of Directors authorized the purchase of 1 million shares. The

Company has acquired in open market purchases approximately 2.6 million shares through December 31, 1999, and as of such date had authorization to purchase up to 1.4 million additional shares.

         At December 31, 1999, the Company's debt-equity ratio, as measured by total liabilities divided by stockholders' equity was 0.98 up from 0.84 at December 31, 1998.

         The Company's material unused source of liquidity at the end of 1999 consisted of $120.0 million under the multi-currency revolving credit agreement with Bank of America and Wachovia Bank as agents. The Company believes that its liquidity needs can be met from the various sources described above.

         As required by the original terms of its contract with Bezeq, a subsidiary of the Company has entered into bank guarantees in Bezeq's favor securing its performance under this contract. At December 31, 1999, approximately $19.8 million was outstanding under such bank guarantees. See "Results of Operations - Expenses," above for additional information about the Bezeq contract. On August 8, 1999, the Company's subsidiary sought and received a temporary injunction from the Jerusalem District Court prohibiting Bezeq from realizing on the guarantees. On December 29, 1999 the Jerusalem District Court ruled that the AMS subsidiary may not enjoin Bezeq from drawing on the bank guarantees. The AMS subsidiary promptly appealed that decision to the Israeli Supreme Court, where the matter is pending. In the event the Israeli Supreme Court does not grant a permanent injunction, and Bezeq were to call on these guarantees, the Company's liquidity will not be jeopardized. On September 3, 1999, Bezeq sent a notice to the relevant AMS subsidiary purporting to terminate the contract, which the Company does not agree that Bezeq is entitled to do. On September 9, 1999, Bezeq sued the AMS subsidiary party to the contract in Jerusalem District Court. Bezeq alleges damages of approximately $39 million based on breach of contract, which figure includes amounts Bezeq could seek to draw under the bank guarantees. The Company's subsidiary is contesting these allegations vigorously in appropriate court submissions. The Company does not anticipate any material adverse effect on its liquidity as a result of these claims alleged by Bezeq against the AMS subsidiary. On January 19, 2000 the AMS subsidiary filed a counterclaim against Bezeq for approximately $58.8 million in damages due to breach of contract and other claims.


YEAR 2000 ISSUES

         Since 1997, the Company has been engaged in the process of reviewing, remediating, testing, and contingency planning for any unexpected failures of its internal information technology infrastructure, its suppliers, and the software it develops for and licenses to its customers, in order to prevent the occurrence of any material Year 2000 problems. This company-wide effort included participation at levels from the Audit Committee of the Board of Directors through dedicated information technology staff. The Company was able to remediate and test its critical information technology systems in advance of December 31, 1999. Through the date of this Form 10-K, the Company has experienced no material unresolved problems related to Year 2000, including the changeover from December 31, 1999, to January 1, 2000, and the leap day, February 29, 2000, in connection with either its internal information technology infrastructure or in the software it has licensed to its customers. In addition, no major suppliers have failed to meet their obligations as a result of the Year 2000.

         The Company spent approximately $5.0 million during the 1999 fiscal year on all of its Year 2000 compliance efforts, which, combined with other expenditures to date, amounts to a total expenditure of approximately $11.0 million on Year 2000 compliance over the past 4 years.

         The Company will continue to monitor its internal and licensed information technology and non-information technology systems, as well as those of the third parties with whom it conducts business, through the middle of the Year 2000 to ensure that any latent year 2000 issues that may arise are addressed promptly. Although the Company does not anticipate any additional material expenditures relating to Year 2000 compliance, it cannot provide any assurance as to the magnitude of any future costs until a more significant period of time has passed from the Year 2000 changeover.

                 ASSUMPTIONS UNDERLYING CERTAIN FORWARD-LOOKING
                                 STATEMENTS AND
                     FACTORS THAT MAY AFFECT FUTURE RESULTS


         Over the next several years, the Company expects to continue to manage its growth in revenues. The continuing controlled growth in revenues should enable the Company to continue improving its profit margins, as in past years, excluding the after-tax reserves for a troubled contract signed two years ago.

         The Company faces continuing risks in the area of project delivery and staffing. AMS has established a reputation in the marketplace of being a firm which delivers on time and in accordance with specifications regardless of the complexity of the application and the technology. The Company's customers often have a great deal at stake in being able to meet market and regulatory demands, and demand very ambitious delivery requirements. In order to meet its contractual commitments, AMS must continue to recruit, train, and assimilate successfully large numbers of entry-level and experienced employees annually, as well as to provide sufficient senior managerial experience on engagements, especially on large, complex projects. Moreover, this staff must be re-deployed on projects globally. Staffing projects in certain less industrialized countries can pose special risks and challenges. The Company must also manage rates of attrition, in view of increased competition for its talent.

         There is also the risk of failing to successfully manage large projects and the risk that the unanticipated delay, suspension, renegotiation or cancellation of a large project could have an adverse impact on operating results. Any such development in a project could result in a decline in revenues or profits, the need to relocate staff, a lawsuit or other dispute with a client regarding money owed, or damages incurred as a result of alleged non-performance by AMS and a diminution of AMS's reputation. Changing client requirements, such as scope changes and process issues, and delays in client acceptance of interim project deliverables, are other examples of risks of non-performance, especially in large complex projects. All of these risks are magnified in the largest projects and markets simply because of their size. The Company's business is characterized by large contracts producing high percentages of the Company's revenues. For example, 40% of the Company's total revenues in 1999 was derived from business with 17 clients.

         The Company has experienced, and may continue to experience for several more months, some diversion of work, both pending and new opportunities, and decreases in revenues and profit margins, as a result of client Year 2000 compliance issues. Although these risks exist potentially across the Company's engagements, they are magnified in certain target markets, such as the Financial Services Institutions and the State and Local Governments markets given the need for Year 2000 compliance certainty in those markets. See "YEAR 2000 ISSUES"
section in MD&A for additional information on Year 2000 compliance issues.

         There is also the risk of revenues not being realized when expected, such as in certain contracts in the State and Local Governments market. On certain large contracts, the Company's fees are paid out of the benefits (for example, increased revenues from tax collections) that the client achieves. The Company historically has deferred recognition of such revenues until management can predict, with reasonable certainty, that the benefit stream will generate amounts sufficient to fund the contract. From that point forward revenues are recognized on a percentage of completion basis. As the number of such contracts, and the Company's experience with predicting the timing and certainty of such revenues, have increased over time, the Company expects to be able to recognize revenues earlier on such contracts in the future.

         The Company also faces the risk of increased competition in the markets in which it participates. In addition to any risk that the Company's competitors may create, some of the Company's current or prospective clients may decide to perform projects with their in-house staff that the Company might otherwise have undertaken. The Company also faces the risk of shrinking markets resulting from mergers and other consolidations of clients or prospective clients. Increased competition from industry rivals, as well as decisions by clients to outsource fewer projects or to consolidate with others in the Company's markets, could have a negative impact on pricing, revenues and margins.

         Events such as unanticipated declines in revenues or profits could in turn result in immediate fluctuations in the trading price and volume of the Company's stock. Certain other risks, including, but not limited to, the Company's international scope of operations, are discussed elsewhere in this Form 10-K. Increasingly, the Company conducts business in countries other than Western Europe and North America. Contracts being performed in such non-Western countries can have higher delivery risks for a variety of reasons. Because the Company operates in a rapidly changing and highly competitive market, additional risks not discussed in this Form 10-K may emerge from time to time. The Company cannot predict such risks or assess the impact, if any, that such risks may have on its business. Consequently, the Company's various forward-looking statements, made, or to be made, should not be relied upon as a prediction of actual results.

 FIVE-YEAR FINANCIAL SUMMARY

Year Ended December 31
(In millions except share and per share data)              1999          1998          1997            1996         1995
--------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
--------------------------------------------------------------------------------------------------------------------------

     Revenues                                           $1,240.3      $1,057.8        $872.3          $812.2        $632.4
     Client Project Expenses                               653.8         576.2         485.0           525.9         348.6
     Other Operating Expenses                              380.0         305.7         271.6           201.9         186.1
     Corporate Expenses                                     88.6          79.0          61.4            56.8          47.0
     Provision for Specific Contract                        20.0           7.0            --              --            --
                                                        --------      --------        ------          ------        -------
     Total Operating Expense                             1,142.4         967.9         818.0           784.6         581.7
     Income From Operations                                 97.9          89.9          54.3            27.6          50.7
     Other (Income) Expense                                  1.5           2.6           2.9             1.4           0.9
                                                        --------      --------        ------          ------        ------
     Income Before Income Taxes                             96.4          87.3          51.4            26.2          49.8
     Income Taxes                                           39.5          35.5          20.2            10.7          20.6
                                                        --------      --------        ------          ------        ------
     Net Income                                         $   56.9      $   51.8        $ 31.2          $ 15.5        $ 29.2
                                                        ========      ========        ======          ======        ======


PER COMMON SHARE DATA
--------------------------------------------------------------------------------------------------------------------------
     Basic Net Income per Common Share                  $   1.36      $   1.23        $ 0.75          $ 0.38        $ 0.73
     Weighted Average Shares                          41,917,762    42,133,843    41,361,967      40,656,760    39,736,747
     Diluted Net Income per Common Share                $   1.34      $   1.21        $ 0.74          $ 0.37        $ 0.72
     Weighted Average Shares and Equivalents          42,558,786    42,938,896    42,304,018      41,925,353    40,707,633
     Common Shares Outstanding at Year End            41,018,387    42,026,510    41,544,299      40,939,209    40,040,454

FINANCIAL POSITION
--------------------------------------------------------------------------------------------------------------------------
     Total Assets                                       $  612.5      $  537.6        $421.4          $424.2        $337.5
     Fixed Assets, Net                                      31.2          37.6          45.2            48.0          37.1
     Working Capital                                       198.7         202.4         168.9           125.0         115.6
     Noncurrent Liabilities                                 72.9          59.7          52.7            22.3          26.8
     Stockholders' Equity                                  309.5         291.9         238.7           203.1         175.5

FIVE-YEAR REVENUES BY TARGET MARKET



Year Ended December 31 (In millions)                        1999           1998         1997           1996         1995
--------------------------------------------------------------------------------------------------------------------------

Revenues

     Telecommunication Firms                             $  337.6       $  266.6        $283.0        $331.9        $236.3
     Financial Services Institutions                        193.9          210.2         181.1         154.1         134.9
     State and Local Governments and Education              346.3          282.1         171.4         140.7         106.9
     Federal Government Agencies                            300.3          241.3         189.2         135.7         111.5
     Other Corporate Clients                                 62.2           57.6          47.6          49.8          42.8
                                                         --------       --------        ------        ------        ------
Total Revenues                                           $1,240.3       $1,057.8        $872.3        $812.2        $632.4
                                                         ========       ========        ======        ======        ======

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

         The following summary represents the results of operations for the two years in the period ended December 31, 1999.

                                        (In millions except per share data)

                                                        1st          2nd             3rd            4th
                                                    Quarter       Quarter          Quarter       Quarter        Total
-----------------------------------------------------------------------------------------------------------------------
1999:
-----------------------------------------------------------------------------------------------------------------------
Revenues                                              $290.9        $305.3         $321.9          $322.2      $1,240.3
Income Before Income Taxes                              26.8           7.8           30.6            31.2          96.4
Net Income                                              15.8           4.6           18.1            18.4          56.9
Basic Earnings per Share                                0.37          0.11           0.43            0.45          1.36
Diluted Earnings per Share                              0.37          0.10           0.43            0.44          1.34

1998:
-----------------------------------------------------------------------------------------------------------------------
Revenues                                              $223.0        $250.7         $282.2          $301.9      $1,057.8
Income Before Income Taxes                              15.2          20.3           24.9            26.9          87.3
Net Income                                               9.0          12.0           14.7            16.1          51.8
Basic Earnings per Share                                0.21          0.29           0.35            0.38          1.23
Diluted Earnings per Share                              0.21          0.28           0.34            0.38          1.21


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

                                          1999                                      1998
                               ---------------------------                 ----------------------
                                 High               Low                     High            Low
-------------------------------------------------------------------------------------------------
1st Quarter                    $39.375             $31.375                 $30.000        $18.750
2nd Quarter                     35.000              25.875                  30.000         24.875
3rd Quarter                     32.060              23.563                  34.500         26.000
4th Quarter                     35.250              20.188                  40.250         21.875


         The approximate number of shareholders of record of the Company's common stock as of March 24, 2000 was 1,704.

OTHER INFORMATION


TRANSFER AGENT AND REGISTRAR

ChaseMellon Shareholder Services, L.L.C.
Ridgefield Park, N.J.


INDEPENDENT ACCOUNTANTS

Deloitte & Touche LLP
McLean, Virginia


COUNSEL

Shaw Pittman
Washington, D.C.


STOCKHOLDER AND 10-K INFORMATION

Financial inquiries should be directed to Ronald L. Schillereff, Chief Financial Officer, American Management Systems, Incorporated, 4050 Legato Road, Fairfax, Virginia 22033. Telephone (703) 267-8000. A complimentary copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission will be provided upon written request.


ANNUAL MEETING

The annual shareholders meeting has been scheduled for May 12, 2000 in Fairfax, Virginia, for stockholders of record on March 20, 2000.

Exhibit 13


         Set forth preceding this page is the Company's 1999 Financial Report which is Exhibit 13 to the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission. The 1999 Financial Report constitutes pages 22 to 62 of the Form 10-K. Accordingly, the page immediately preceding this page is numbered 39 and the page following Exhibit 13 is numbered 63.