Form 10-K, Exhibit 13
period 2000-12-31
AMERICAN MANAGEMENT SYSTEMS INC
filed 2001-03-30
CIK 310624

                                   Exhibit 13







                    AMERICAN MANAGEMENT SYSTEMS, INCORPORATED

                              2000 FINANCIAL REPORT




                                    CONTENTS
--------------------------------------------------------------------------------

Business of AMS                                                                           1

Financial Statements and Notes                                                            4

Report of Independent Accountants                                                        27

Management's Discussion and Analysis of Financial
 Condition and Results of Operations                                                     28

Assumptions Underlying Certain Forward-Looking
 Statements and Factors That May Affect Future Results                                   35

Five-Year Financial Summary                                                              37

Five-Year Revenues by Target Market                                                      38

Selected Quarterly Financial Data                                                        39

Other Information                                                                        40

BUSINESS OF AMS

        OVERVIEW

        The business of American Management Systems, Incorporated and its wholly owned subsidiaries ("AMS" or the "Company") is to partner with clients to achieve breakthrough performance through the intelligent use of information technology. AMS is the premier provider of Next Generation Enterprise business and technology solutions that dramatically improve business performance and create value for clients. AMS provides a full range of consulting services from strategic business analysis to the full implementation of solutions. AMS's suite of next generation products, deep industry expertise and business alliances provide a foundation of management and technology services that integrate the latest technologies with existing IT infrastructures and internal processes providing productivity gains for clients. AMS measures success based on the results and business benefits achieved by its clients.

        The Company focuses on expanding its delivery of enterprise-wide business solutions - including eBusiness solutions - tailored to clients in financial services, new media and communications, federal, state and local governments as well as health care and utilities. These solutions help firms achieve greater cost savings, deliver improved customer service and leverage cross-sell and up-sell opportunities in their markets.

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

        The Company, which operates as one segment, focuses on clients in specific industries, which are referred to as target markets. The Company is targeting high value sectors within these target markets and striving to be the market leader in providing Next Generation Enterprise solutions. Organizations in AMS's target markets - new media and communications firms; financial services institutions; state and local governments and education organizations; federal government agencies; and other corporate clients -- have a crucial need to exploit the potential benefits of information and systems integration technology. The Company helps clients fulfill this need by ensuring quality project execution and continuing to build a professional staff, which is composed of experts in the necessary technical and functional disciplines. The Company is focused on consolidating operating activities to create new opportunities for growth and leveraging its deep industry knowledge and existing client relationships to support that growth.

        A significant component of AMS's business is the development of proprietary software products, either with its own funds or on a jointly funded basis with other organizations. These products are principally licensed as elements of custom tailored systems, and, to a lesser extent, as stand-alone applications. The Company expended $76.2 million in 2000, $102.3 million in 1999, and $77.4 million in 1998 for development associated with proprietary software. The Company expensed in the accompanying consolidated financial statements $45.3 million in 2000, $47.1 million in 1999, and $35.4 million in 1998 for research and development associated with proprietary software, including amortization. In 2000, the Company reduced the unamortized costs by $5.9 million representing collections from funding partners, compared to $21.8 million in 1999. As a percentage of revenues, license and maintenance fee revenues were less than 10% during each of the last three years.

        In order to serve clients outside of the United States, AMS has established subsidiaries or foreign branches. Exhibit 21 of this Form 10-K provides a complete listing of all twenty-six active AMS subsidiaries (and branches), showing name, year organized or acquired, and place of incorporation.

Revenues attributable to AMS's non-US clients were approximately $196.3 million in 2000, $226.7 million in 1999, and $208.4 million in 1998. Additional information on revenues and assets attributable to AMS's geographic areas of operation is provided in Note 12 of the consolidated financial statements appearing in Exhibit 13 of this Form 10-K.

        Founded in 1970, AMS services clients worldwide. AMS's approximately 8,500 employees serve clients from corporate headquarters in Fairfax, Virginia and from 51 offices worldwide.

        NEW MEDIA AND COMMUNICATIONS FIRMS

        AMS markets systems consulting and integration services to both local exchange and interexchange carriers, cellular and wireless telephone companies as well as cable, new media, DSL eCommerce, and eBusiness organizations. AMS's services encompass developing and implementing AMS's next generation software products specializing in customer care, billing, order processing, accounts receivable, and collections, as well as integrating leading industry partner products to create solutions for clients.

        FINANCIAL SERVICES INSTITUTIONS

        AMS provides systems consulting and integration services, as well as application software products to financial institutions and insurance companies worldwide. The Company specializes in corporate and international banking, consumer credit management, customer value and global risk management. The Company focuses on providing next generation solutions by incorporating its own suite of products while partnering with leading industry providers as well as clients to deliver Customer Value Management and facilitate business transformation for clients.

        STATE AND LOCAL GOVERNMENTS AND EDUCATION

        AMS provides information technology consulting and systems integration services to state, county, and municipal governments as well as universities and colleges. AMS provides these organizations industry experience and expertise in delivering financial, tax, and revenue management applications as well as enhancing human resources, social services, public safety and transportation functions, and environmental systems. The Company specializes in designing, developing, and implementing next generation- eGovernment- services and application software products that create productivity gains for clients through integrating the latest technologies with existing IT infrastruture and internal services. AMS is working with both clients and leading industry providers to develop statewide electronic malls to allow all state and local agencies to purchase goods and services from approved vendors over the web.

        FEDERAL GOVERNMENT AGENCIES

        AMS's clients include civilian and defense agencies as well as aerospace companies. AMS's long-term relationships with Federal Government Agencies continue to enhance a deep industry expertise that is central to providing management consulting services and systems integration that generate solutions for these clients. AMS's services include developing and implementing eProcurement and next generation financial solutions as well as providing information technology consulting, systems re-engineering, large scale systems integration and maintenance support.

        OTHER CORPORATE CLIENTS

        AMS provides enterprise-wide business and technology solutions for firms in other industries, including health care and utilities. AMS's suite of management and technology solutions (including eBusiness) supports projects with several large organizations in the healthcare and utilities market place, which AMS intends to pursue further.

FINANCIAL STATEMENTS AND NOTES

American Management Systems, Incorporated

CONSOLIDATED STATEMENTS OF OPERATIONS

Year Ended December 31
(In millions except per share data)                             2000              1999            1998
----------------------------------------------------------------------------------------------------------

REVENUES                                                      $ 1,279.3        $ 1,240.3        $ 1,057.8

EXPENSES:
        Client Project Expenses                                   676.5            653.8            576.2
        Other Operating Expenses                                  401.4            380.0            305.7
        Corporate Expenses                                         91.2             88.6             79.0
        Provision for Specific Contract                              --             20.0              7.0
        Provision for Contract Litigation Settlement               35.2               --               --
                                                              ---------        ---------        ---------
                                                                1,204.3          1,142.4            967.9

INCOME FROM OPERATIONS                                             75.0             97.9             89.9

OTHER (INCOME) EXPENSE:
        Interest (Income) Expense                                   3.4               --              0.8
        Other (Income) Expense                                     (5.0)            (2.8)             1.1
        Loss on Equity Investments                                  2.4              4.3              0.7
                                                              ---------        ---------        ---------
                                                                    0.8              1.5              2.6
INCOME BEFORE INCOME TAXES                                         74.2             96.4             87.3

INCOME TAXES                                                       30.4             39.5             35.5
                                                              ---------        ---------        ---------
NET INCOME                                                    $    43.8        $    56.9        $    51.8
                                                              =========        =========        =========
WEIGHTED AVERAGE SHARES OUTSTANDING                                41.5             41.9             42.1
                                                              =========        =========        =========
BASIC NET INCOME PER SHARE                                    $    1.06        $    1.36        $    1.23
                                                              =========        =========        =========
WEIGHTED AVERAGE SHARES AND EQUIVALENTS                            41.9             42.6             42.9
                                                              =========        =========        =========
DILUTED NET INCOME PER SHARE                                  $    1.05        $    1.34        $    1.21
                                                              =========        =========        =========



----------------
See Accompanying Notes to Consolidated Financial Statements.

American Management Systems, Incorporated

CONSOLIDATED BALANCE SHEETS

December 31 (In millions)                                           2000          1999
----------------------------------------------------------------------------------------

ASSETS
----------------------------------------------------------------------------------------

CURRENT ASSETS:
        Cash and Cash Equivalents                                  $ 43.2        $111.3
        Accounts and Notes Receivable                               311.2         285.4
        Prepaid Expenses and Other Current Assets                    22.9          13.1
                                                                   ------        ------
                                                                    377.3         409.8
        Deferred Income Taxes                                          --           6.9
                                                                   ------        ------
                                                                    377.3         416.7

FIXED ASSETS:
        Equipment                                                    49.4          50.5
        Furniture and Fixtures                                       26.8          25.5
        Leasehold Improvements                                       24.0          19.1
                                                                   ------        ------
                                                                    100.2          95.1
        Accumulated Depreciation and Amortization                   (65.2)        (63.9)
                                                                   ------        ------
                                                                     35.0          31.2

OTHER ASSETS:
        Purchased and Developed Computer Software (Net of
          Accumulated Amortization of $97.5 and $74.5)              141.9         114.7
        Intangibles (Net of Accumulated Amortization of
          $6.6 and $5.5)                                             25.4           6.2
        Other Assets (Net of Accumulated Amortization of
          $1.1 and $0.9)                                             66.3          31.6
                                                                   ------        ------
                                                                    233.6         152.5
                                                                   ------        ------

TOTAL ASSETS                                                       $645.9        $600.4
                                                                   ======        ======






----------------
See Accompanying Notes to Consolidated Financial Statements.

American Management Systems, Incorporated

CONSOLIDATED BALANCE SHEETS

December 31 (In millions, except share data)                            2000          1999
--------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------------------

CURRENT LIABILITIES:
        Notes Payable and Line of Credit                               $ 41.1        $  6.1
        Accounts Payable                                                 15.1          24.6
        Accrued Incentive Compensation                                   24.2          51.7
        Other Accrued Compensation and Related Items                     50.1          40.7
        Deferred Revenues                                                43.0          48.1
        Other Accrued Liabilities                                        13.0          12.8
        Accrued Contract Losses                                           0.8          27.0
        Income Taxes Payable                                              7.5           7.0
                                                                       ------        ------
                                                                        194.8         218.0
        Deferred Income Taxes                                             7.1            --
                                                                       ------        ------
                                                                        201.9         218.0

NONCURRENT LIABILITIES:
        Notes Payable                                                    10.3          16.5
        Deferred Compensation                                            35.3          27.5
        Deferred Income Taxes                                            38.0          28.9
                                                                       ------        ------
                                                                         83.6          72.9
                                                                       ------        ------

TOTAL LIABILITIES                                                       285.5         290.9

STOCKHOLDERS' EQUITY:
        Preferred Stock ($0.10 Par Value; 4,000,000 Shares
          Authorized, None Issued or Outstanding)
        Common Stock ($0.01 Par Value; 200,000,000 Shares
          Authorized, 51,057,214 and 51,057,214 Issued and
          41,527,563 and 41,018,387 Outstanding)                          0.5           0.5
        Capital in Excess of Par Value                                   91.6          89.5
        Deferred Compensation                                            (5.3)           --
        Retained Earnings                                               341.0         297.2
        Accumulated Other Comprehensive Loss                            (18.0)        (12.2)
        Common Stock in Treasury, at Cost (9,529,651 and
          10,038,827 Shares)                                            (49.4)        (65.5)
                                                                       ------        ------
                                                                        360.4         309.5
                                                                       ------        ------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                             $645.9        $600.4
                                                                       ======        ======





----------------
See Accompanying Notes to Consolidated Financial Statements.

American Management Systems, Incorporated

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31 (In millions)                                          2000          1999          1998
----------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
      Net Income                                                             $ 43.8        $ 56.9        $ 51.8
      Adjustments to Reconcile Net Income to Net Cash (Used in)
        Provided by Operating Activities:
            Depreciation                                                        9.3          12.5          17.0
            Amortization                                                       25.4          25.1          21.6
            Amortization of Stock Compensation                                  1.5            --            --
            Loss on Equity Investments                                          5.9           4.3           0.7
            Deferred Income Taxes                                              23.1          (4.0)          7.7
            Provision for Doubtful Accounts                                     6.7           6.2          10.9
            Loss on Disposal of Assets                                           --           5.6           2.6
      Changes in Assets and Liabilities:
            Increase in Trade Receivables                                     (32.4)        (31.3)        (30.3)
            Increase in Prepaid Expenses and Other
               Current Assets                                                  (9.8)         (4.4)         (0.3)
            Increase in Other Assets                                          (28.1)        (14.6)        (10.6)
            (Decrease) Increase in Accrued Incentive Compensation             (23.9)          1.1          31.1
            Increase in Accounts Payable, Other Accrued
               Compensation and Liabilities                                     7.9          23.8          26.0
            (Decrease) Increase in Deferred Revenue                            (5.1)         10.3          (2.0)
            (Decrease) Increase in Accrued Contract Losses                    (26.2)         19.7           7.3
            Increase (Decrease) in Income Taxes Payable                         0.5          (2.1)          0.3
                                                                             ------        ------        ------
      Net Cash (Used In) Provided by Operating Activities                      (1.4)        109.1         133.8
                                                                             ------        ------        ------

CASH FLOWS FROM INVESTING ACTIVITIES:
      Purchase of Fixed Assets                                                (13.0)         (9.3)        (10.6)
      Purchase and Development of Computer Software                           (51.6)        (53.3)        (45.1)
      Other Investments and Intangibles                                       (32.9)         (4.5)         (2.3)
                                                                             ------        ------        ------
      Net Cash Used in Investing Activities                                   (97.5)        (67.1)        (58.0)
                                                                             ------        ------        ------
CASH FLOWS FROM FINANCING ACTIVITIES:
      Borrowings                                                               88.0            --            --
      Payments on Borrowings                                                  (59.1)         (5.4)         (7.5)
      Proceeds from Common Stock Options Exercised                             12.3          14.2          20.9
      Payments to Acquire Treasury Stock                                       (4.5)        (52.9)        (21.2)
                                                                             ------        ------        ------
Net Cash Provided by (Used in) Financing Activities                            36.7         (44.1)         (7.8)
                                                                             ------        ------        ------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                        (5.9)         (5.9)          1.7
                                                                             ------        ------        ------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                          (68.1)         (8.0)         69.7
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                111.3         119.3          49.6
                                                                             ------        ------        ------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                     $ 43.2        $111.3        $119.3
                                                                             ======        ======        ======

NON-CASH OPERATING AND FINANCING ACTIVITIES:
      Treasury Stock Utilized to Satisfy Accrued
         Incentive Compensation Liabilities                                  $  3.6        $  5.2        $   --
      Tax Benefit Related to Exercise of Common Stock Options                $  2.5        $  5.1        $  7.3
      Treasury Stock Utilized to Satisfy Stock Options Exercised             $  7.2        $ 12.3        $  4.7

----------------
See Accompanying Notes to Consolidated Financial Statements.

American Management Systems, Incorporated

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2000, 1999, and 1998 (In millions)

                                                 Common       Common
                                                  Stock        Stock        Capital in  Accumulated Other
                                                  Shares     (Par Value     Excess of   Comprehensive
                                               Outstanding     $0.01)       Par Value   Loss
----------------------------------------------------------------------------------------------------------

Balance at December 31, 1997                       41.5        $  0.5        $ 84.1        $ (8.0)

Common Stock Options Exercised                      1.2            --           5.3
   Tax Benefit Related to Exercise of
     Common Stock Options                                                       7.3
   Currency Translation Adjustment                                                            1.7
Common Stock Repurchased                           (0.7)
   1998 Net Income

                                                 ------        ------        ------        ------
Balance at December 31, 1998                       42.0           0.5          96.7          (6.3)

   Common Stock Options Exercised                   0.7            --         (12.3)
   Tax Benefit Related to Exercise of
     Common Stock Options                                                       5.1
   Currency Translation Adjustment                                                           (5.9)
   Common Stock Repurchased                        (1.9)
   Restricted Stock Award                           0.2
   1999 Net Income

                                                 ------        ------        ------        ------
Balance at December 31, 1999                       41.0           0.5          89.5         (12.2)

   Common Stock Options Exercised                   0.6            --          (7.2)
   Tax Benefit Related to Exercise of
     Common Stock Options                                                       2.5
   Currency Translation Adjustment                                                           (5.8)
   Deferred Compensation on
     Restricted Stock                                                           6.8
   Amortization of Deferred
     Compensation on Restricted Stock
   Common Stock Repurchased                        (0.2)
   Restricted Stock Award                           0.1
   2000 Net Income

                                                 ------        ------        ------        ------
Balance at December 31, 2000                       41.5        $  0.5        $ 91.6        $(18.0)
                                                 ======        ======        ======        ======



                                                                                             Total
                                                   Retained      Deferred      Treasury   Stockholders'
                                                   Earnings    Compensation    Stock         Equity
-------------------------------------------------------------------------------------------------------

Balance at December 31, 1997                          $188.5           --        $(26.4)       $238.7

Common Stock Options Exercised                                                      8.3          13.6
   Tax Benefit Related to Exercise of
     Common Stock Options                                                                         7.3
   Currency Translation Adjustment                                                                1.7
Common Stock Repurchased                                                          (21.2)        (21.2)
   1998 Net Income                                      51.8                                     51.8

                                                      ------       ------        ------        ------
Balance at December 31, 1998                           240.3           --         (39.9)        291.9

   Common Stock Options Exercised                                                  21.4           9.1
   Tax Benefit Related to Exercise of
     Common Stock Options                                                                         5.1
   Currency Translation Adjustment                                                               (5.9)
   Common Stock Repurchased                                                       (52.9)        (52.9)
   Restricted Stock Award                                                           5.3           5.3
   1999 Net Income                                      56.9                                     56.9

                                                      ------       ------        ------        ------
Balance at December 31, 1999                           297.2           --         (65.5)        309.5

   Common Stock Options Exercised                                                  16.9           9.7
   Tax Benefit Related to Exercise of
     Common Stock Options                                                                         2.5
   Currency Translation Adjustment                                                               (5.8)
   Deferred Compensation on
     Restricted Stock                                                (6.8)                         --
   Amortization of Deferred
     Compensation on Restricted Stock                                 1.5                         1.5
   Common Stock Repurchased                                                        (4.5)         (4.5)
   Restricted Stock Award                                                           3.7           3.7
   2000 Net Income                                      43.8                                     43.8

                                                      ------       ------        ------        ------
Balance at December 31, 2000                          $341.0       $ (5.3)       $(49.4)       $360.4
                                                      ======       ======        ======        ======




----------------
See Accompanying Notes to Consolidated Financial Statements.

American Management Systems, Incorporated

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME


Year Ended December 31 (In millions)              2000        1999         1998
---------------------------------------------------------------------------------

NET INCOME                                       $43.8        $56.9        $51.8

OTHER COMPREHENSIVE INCOME (LOSS):
      Currency Translation Adjustment             (5.9)        (5.9)         1.7
                                                 -----        -----        -----
COMPREHENSIVE INCOME                             $37.9        $51.0        $53.5
                                                 =====        =====        =====








----------------
See Accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

        The business of American Management Systems, Incorporated and its wholly-owned subsidiaries ("AMS" or the "Company") is to partner with clients to achieve breakthrough performance through the intelligent use of information technology. The Company has a thirty-year history of designing, developing and implementing technology solutions that redefine entire enterprises. AMS is an international business and information technology consulting firm that provides leading edge business and technology solutions featuring a full range of services: eBusiness strategy, business re-engineering, change management, systems integration, and systems development and implementation. AMS is headquartered in Fairfax, Virginia, with 51 offices worldwide. The Company, which operates as a leading international business and technology consulting service provider, considers its business to be one segment that focuses on the following primary target markets: new media communications, financial services institutions, state and local governments and education, federal government agencies and other corporate clients.

A.      Revenue Recognition

        Revenues on fixed-price contracts are generally recorded using the percentage of completion method based on the relationship of costs incurred to the estimated total costs of the project. Revenues on cost reimbursable contracts and time and material contracts are recorded as labor and other expenses are incurred.

        The Company recognizes revenue from software license arrangements in accordance with AICPA Statement of Position 97-2, "Software Revenue Recognition" (SOP 97-2) and related interpretations as amended. SOP 97-2 requires that revenue recognized from software arrangements be allocated to each element of the arrangement based on the relative fair values of the elements, such as software products and services, post contract customer support, web site design and development. The Company recognizes revenues on the percentage of completion method for contracts involving both software license fees and the provision of significant software modifications and customized services or where services are considered essential to the functionality of the software. For all other software license contracts, where services are not considered essential to the functionality of the software, revenues are recorded upon execution of the contract, provided that all shipment obligations have been met, fees are fixed or determinable, and collection is deemed probable. Revenues from software maintenance contracts are recognized ratably over the maintenance period.

        On benefit-funded contracts (contracts whereby the amounts due the Company are payable based on actual benefits derived by the client), the Company defers recognition of revenues until a point at which management can predict, with reasonable certainty, that the benefit stream will generate amounts sufficient to fund the contract. From that point forward, revenues are recognized on a percentage of completion basis. All of the current large multi-year benefit-funded contracts are currently recognized on a percentage of completion basis.

        When adjustments in the contract value or estimated costs are determined, any changes from prior estimates are reflected in earnings in the current period. Any anticipated losses on contracts in progress are charged to earnings when identified. The costs associated with cost-plus government contracts are subject to audit by the U.S. Government. In the opinion of management, no significant adjustments or disallowances of costs are anticipated beyond those provided for in the financial statements.

B.      Software Development Costs

        The Company develops proprietary software products using its own funds, or on a jointly funded basis with other organizations. These software products are then licensed to customers, either as stand-alone applications, or as elements of custom-built systems.

        The Company accounts for software development costs in accordance with Statement of Financial Accounting Standards No. 86 -- "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed" and for software jointly developed in accordance with Statement of Position 97-2, "Software Revenue Recognition". For projects funded by the Company, significant development costs incurred after technological feasibility has been established are capitalized. After the product is available for general release to customers, such costs are amortized on a straight-line basis over a period of 3 to 5 years or such other period as deemed appropriate. For projects where the Company has a funding partner, the capital asset is reduced by the amount collected from the partner. The Company recorded $19.5 million of amortization in 2000, $16.6 million of amortization in 1999, and $14.5 million of amortization in 1998. Unamortized costs were $133.4 million, $106.7 million, and $79.1 million at December 31, 2000, 1999, and 1998, respectively. In 2000, the Company reduced the unamortized costs by $5.9 million representing collections from funding partners, compared to $21.8 million in 1999. The Company evaluates the net realizable value of capitalized software using the estimated, undiscounted, net-cash flows of the underlying products.

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

        The Company expended $76.2 million in 2000, $102.3 million in 1999, and $77.4 million in 1998 for development associated with proprietary software. The Company expensed in the accompanying consolidated financial statements $45.3 million in 2000, $47.1 million in 1999, and $35.4 million in 1998 for research and development associated with proprietary software.

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

G.      Currency Translation

        For operations outside the United States with functional currencies other than the U.S. dollar, the Company translates income statement amounts at the average monthly exchange rates throughout the year. The Company translates assets and liabilities at exchange rates prevailing as of the balance sheet date. The resulting translation adjustments and gains and losses on intercompany transactions which are long-term in nature are shown as other comprehensive income.

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

J.      Foreign Currency Hedging

        From time to time, the Company has entered into foreign exchange contracts as a hedge against market fluctuations. Hedges are established in order to reduce the risk of market fluctuations associated with changes in exchange rates. Market gains and losses are recognized, and the resulting credits and debits offset foreign exchange gains and losses on those transactions when settled. No contracts were outstanding as of December 31, 2000.

        In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133 as amended by statements No. 137 and 138 entitled "Accounting for Derivative Instruments and Hedging Activities." This Statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company will adopt this new accounting standard effective January 1, 2001. The adoption of this standard will have no material impact on the Company's consolidated financial statements.


K.      Reclassifications

        Certain prior year information has been reclassified to conform with the current year presentation.

L.      Comprehensive Income

        The Company's principal components of comprehensive income are net income and foreign currency translation adjustments.

M.      Investments

        The Company's uses the equity method of accounting for investments in companies and other investments in which the Company has significant influence, generally this represents common stock ownership or partnership equity of at least 20% or more. Employing this method the Company records the initial investment at cost and subsequently adjusts the carrying amount of the investment to reflect the Company's share of income or loss of the investee and to reflect when applicable any dividends received from the investee.



NOTE 2 -- ACCOUNTS AND NOTES RECEIVABLE

December 31 (In millions)                    2000          1999
-----------------------------------------------------------------

Trade Accounts Receivable
      Amounts Billed and Billable           $228.6        $226.8
      Amounts Not yet Billable                77.6          58.4
      Contract Retention                      13.0          11.0
                                            ------        ------
      Total                                  319.2         296.2

Allowance for Doubtful Accounts               (8.0)        (10.8)
                                            ------        ------
      Total                                 $311.2        $285.4
                                            ======        ======

        The Company enters into large, long-term contracts and, as a result, periodically maintains individually significant receivable balances with certain major clients. At December 31, 2000, the ten largest individual receivable balances totaled approximately $112.7 million.

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


NOTE 3 - OTHER ASSETS


December 31 (In millions)                                 2000        1999
----------------------------------------------------------------------------

Company Owned Life Insurance                             $32.6       $28.1
Long Term Contract Receivables                            14.4          --
Other Investments                                          7.1         0.4
Other Assets, Net of Accumulated Amortization             12.2         3.1
                                                         -----       -----
   Total                                                 $66.3       $31.6
                                                         =====       =====


NOTE 4 -- NOTES PAYABLE AND LINE OF CREDIT

        Effective January 9, 1998, the Company entered into a syndicated five-year $120 Million Multi-Currency Revolving Credit Agreement with Bank of America and Wachovia Bank (the "1998 Agreement") as agents. A term loan (the "Term Loan"), which was funded by Wachovia Bank and Bank of America on January 6, 1997 under a term loan agreement, remains outstanding and is presently governed by the 1998 Agreement.

        The weighted average borrowings under all revolving credit agreements was approximately $34.1 million in 2000, and $0.4 million in 1999 at weighted daily average interest rates of approximately 6.5% in 2000, and 5.7% in 1999. The maximum amount outstanding under all agreements was $106.1 million in 2000 and $37.8 million in 1999. At December 31, 2000 the Company had $35 million outstanding under its revolving credit facility and $16.4 million in term loans compared to no amounts outstanding under its revolving credit facility and $22.6 million outstanding in term loans at December 31, 1999.

        The Company and most of its existing subsidiaries may borrow funds under the 1998 Agreement in the approved currencies, subject to certain minimum amounts per borrowing. Interest on such borrowings generally ranged from LIBOR plus 12.5 basis points to LIBOR plus 45 basis points, depending upon the ratio of total debt to EBITDA. The Company also was required to pay a facility fee ranging from 12.5 basis points to 20 basis points of the total facility, based upon the same performance measure. In addition, if 50% or more of the facility was utilized, an additional usage fee of 12.5 basis points applied. Based upon such measures, at December 31, 2000, interest payments were based upon an interest rate of approximately 6.8%.

        The 1998 Agreement, and the Term Loan, both contain certain financial covenants with which the Company must comply. These covenants include: (i) maintain at the end of each fiscal quarter for the four quarters ending on such a date a fixed charge coverage ratio of not less than 2.5 to 1.0, (ii) maintain total debt to EBITDA ratio of no more than 3.0 to 1.0, (iii) restrictions on using net worth to acquire other companies or transferring assets to a subsidiary, and (iv) restrictions on declaring or paying cash dividends in any one fiscal year in excess of twenty-five percent of its net income for such year. As of December 31, 2000, the Company was in compliance with these covenants.

        The following schedule summarizes the total outstanding notes; there are no outstanding capitalized lease obligations.

December 31 (In millions)                                      2000        1999
---------------------------------------------------------------------------------

Revolving Line-of-Credit                                      $35.0       $  --

Unsecured Notes With Interest at 5.250% - 6.938%
  Principal and Interest Payable Monthly Through
  January 2004                                                 16.4        22.6
                                                              -----       -----

Total                                                         $51.4       $22.6
                                                              =====       =====


Principal amounts are repayable as shown below:

2001                                                           41.1
2002                                                            5.3
2003                                                            4.0
2004                                                            1.0
                                                              -----
                                                               51.4

Less Current Portion                                           41.1
                                                              -----
Long-Term Portion                                             $10.3
                                                              =====


        Interest paid by the Company totaled $4.5 million in 2000, including approximately $0.7 million related to additional borrowings associated with the Mississippi settlement (see Note 11), $4.2 million in 1999, and $4.2 million in 1998.


NOTE 5 -- EQUITY SECURITIES

        The Company has an equity incentive plan which as amended (Plan F), provides for the issuance of 5,800,000 shares of the Company's common stock either as incentive stock options (ISOs) or non-qualified stock options (NSOs). The maximum lifetime for options range from five to ten years in the case of NSOs and eight to ten years in the case of ISOs. Plan F allows the Compensation Committee to grant stock options to Outside Directors generally on a discretionary basis.

        On December 3, 1999 the Board approved the 1999 Contractor Stock Option Plan. The purpose of the plan is to offer certain non-employees ("contractors"), who contribute materially to the successful operation of the Company, additional incentive to continue to serve as contractors by increasing their participation in the Company through stock ownership. Under the plan, the Company is authorized to issue up to 20,000 shares of common stock as NSOs that will expire on a date no later than five years from the date of issuance. During 2000, 1,500 options were granted under this plan for which the Company recorded compensation expense of $23,760. No grants were made during 1999.

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

        At December 31, 2000 there were 826,346 shares available for grant under Plan F. No options remain available for grant under any previous stock option plan. The following table summarizes information with respect to stock options outstanding at December 31, 2000 under all plans.

                                                                                      Options Exercisable
                               Total Options Outstanding at 12/31/00                      at 12/31/00
                     --------------------------------------------------------   ---------------------------------
                                                Weighted
                                                 Average
                                                Remaining         Weighted                              Weighted
                                               Contractual         Average                               Average
     Range of               Number                Life            Exercise            Number            Exercise
Exercise Prices           of Shares             (Years)             Price           of Shares             Price
-----------------------------------------------------------------------------------------------------------------
$ 8.33  - $14.83            238,822               1.61             $11.75            203,307             $11.42
 16.13  -  16.31          1,286,250               9.78              16.31                  0               0.00
 16.44  -  23.72            884,897               4.12              20.52            515,177              19.01
 23.75  -  28.81            926,715               2.98              26.17            608,853              26.00
 29.25  -  32.75            866,541               8.83              31.70            342,972              31.75
 33.00  -  39.00            987,091               6.68              36.05            363,287              33.86
                          ---------                                                ---------

                          5,190,316               6.48             $24.90          2,033,596             $25.15

Additional information with respect to stock options awarded pursuant to such plans is summarized in the following schedule.


                                                          Number of            Weighted
                                                           Option              Average
                                                           Shares           Exercise Price
-------------------------------------------------------------------------------------------

Balance Outstanding at December 31, 1997                  3,779,302            $15.31

For the Year Ended December 31, 1998:
      Options Granted                                       731,244             25.34
      Options Canceled                                     (122,325)            21.88
      Options Exercised                                  (1,204,535)            11.20
                                                         ----------
      Balance Outstanding at December 31, 1998            3,183,686             18.92

For the Year Ended December 31, 1999:
      Options Granted                                     1,084,684             30.73
      Options Canceled                                     (150,473)            24.06
      Options Exercised                                    (725,322)            12.64
                                                         ----------
      Balance Outstanding at December 31, 1999            3,392,575             23.81

For the Year Ended December 31, 2000:
      Options Granted                                     3,002,008             25.92
      Options Canceled                                     (645,740)            30.51
      Options Exercised                                    (558,527)            17.17
                                                         ----------
      Balance Outstanding at December 31, 2000            5,190,316             24.90
                                                         ==========


        The Company has chosen to continue to account for stock-based compensation using the method prescribed in APB Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has adopted, for disclosure purposes only, Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (SFAS No. 123).

        If the Company determined compensation cost for these plans in accordance with SFAS No. 123, the Company's pro-forma net income and earnings per share for fiscal year 2000, 1999 and 1998 would have been decreased to the pro-forma amounts indicated below:

December 31 (In millions, except per share data):        2000         1999         1998
-----------------------------------------------------------------------------------------

Reported:

        Net Income                                      $ 43.8       $ 56.9       $ 51.8
                                                        ======       ======       ======
        Basic Net Income per Share                      $ 1.06       $ 1.36       $ 1.23
                                                        ======       ======       ======
        Diluted Net Income per Share                    $ 1.05       $ 1.34       $ 1.21
                                                        ======       ======       ======
Pro-Forma:

        Net Income                                      $ 36.6       $ 51.1       $ 48.8
                                                        ======       ======       ======
        Basic Net Income per Share                      $ 0.88       $ 1.22       $ 1.16
                                                        ======       ======       ======
        Diluted Net Income per Share                    $ 0.87       $ 1.20       $ 1.14
                                                        ======       ======       ======

        The Company has ten-year, eight-year and five-year options. For disclosure purposes, the fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. Under the Black-Scholes model, the total value of the ten-year options granted in 2000 and 1999 was $38.9 million and $8.7 million, respectively, for which certain options would be amortized on a graded vesting schedule on a pro-forma basis over a seven-year period, and others would be amortized ratably on a pro-forma basis over a ten-year period (which varies between four months and ten years). The weighted-average fair value of the ten-year options granted in 2000 and 1999 was $12.97 and $15.63, respectively. In accordance with the amendment to Plan F ratified on May 21, 1999, there were no eight-year or five-year options granted in 2000. The total value of the eight-year options granted in 1999 and 1998 was $0.4 million and $2.8 million, respectively, which would be amortized on a graded vesting schedule on a pro-forma basis over a seven-year period. The weighted-average fair value of the eight-year stock options granted in 1999 and 1998 was $17.82 and $12.37, respectively. The total value of the five-year stock options granted in 1999 and 1998 was $8.0 million and $5.2 million, respectively. These would be amortized ratably on a pro-forma basis over a five-year period (which varies between four months and five years). The weighted-average fair value of the five-year stock options granted in 1999 and 1998 was $16.00 and $10.18, respectively.

        Additionally, the following weighted average assumptions were used for the ten-year, eight-year and five-year stock options granted in 2000, 1999 and 1998 respectively.

                                         Ten Year                       Eight Year                        Five Year
                                --------------------------       ------------------------        ------------------------
December 31                     2000       1999       1998       2000     1999       1998        2000     1999       1998
---------------------------------------------------------------------------------------------------------------------------

Expected Volatility            47.11%     44.44%        --        --     44.99%     43.86%        --     49.92%     45.44%

Risk-Free Interest Rate         6.12%      6.09%        --        --      4.90%      5.36%        --      4.99%      5.48%

Expected Life                   5 yrs      8 yrs        --        --      6 yrs      5 yrs        --      4 yrs      4 yrs

Expected Dividend Yield            0%         0%        --        --         0%         0%        --         0%         0%


        On September 21, 1999, the Company announced that its Board of Directors had authorized the purchase, from time to time, of up to 2 million shares of its common stock through open market and negotiated purchases. This authorization is in addition to the actions in August of 1998 and in February 1999, where in both cases the Board of Directors authorized the purchase of 1 million shares. The Company repurchased approximately 190,000, 1,900,000, and 720,000 shares of its common stock during 2000, 1999, and 1998, respectively, for a total of $78.6 million. In addition, the Company has been funding stock option exercises through the reissuance of previously acquired treasury shares.

        The Company has a Restricted Stock Profit Sharing Plan whereby restricted shares may be issued to employees if the Company meets performance objectives. The Board of Directors specifies the total award pool as a fixed dollar amount as set at the beginning of the performance period. The total shares distributed are based upon the number of shares to which the pool converts using the fair market value of the Company's common stock on the date of grant. These shares generally vest over a three year period. Total shares issued were 0, 140,393 and 186,165 for the years ended December 31, 2000, 1999 and 1998 respectively, with compensation expense being recorded of $3.7 million, $5.3 million and zero for the years then ended.

        In fiscal year 2000 the Board authorized the issuance of 415,800 Restricted Shares under an employee retention program. These shares vest over a three year period. The Company recorded compensation expense of $1,507,276 for the year ended December 31, 2000, resulting in a remaining deferred compensation balance of $5,275,463 at December 31, 2000.

NOTE 6 -- EARNINGS PER SHARE RECONCILIATION

Year Ended December 31 (In millions except per share data)                    2000          1999          1998
----------------------------------------------------------------------------------------------------------------

Basic Earnings per Share Computation
------------------------------------

    Net Income (Numerator)                                                     $ 43.8        $ 56.9        $ 51.8
                                                                               ------        ------        ------
    Weighted Average Shares (Denominator)                                        41.5          41.9          42.1
                                                                               ------        ------        ------
    Basic Net Income per Share                                                 $ 1.06        $ 1.36        $ 1.23
                                                                               ======        ======        ======
Diluted Earnings per Share Computation
--------------------------------------

    Net Income (Numerator)                                                     $ 43.8        $ 56.9        $ 51.8
                                                                               ------        ------        ------
    Weighted Average Shares and Equivalents:
        Weighted Average Shares Outstanding                                      41.5          41.9          42.1
        Shares Issuable Upon Exercise of Stock Options                            2.5           2.7           3.3
        Less Shares Assumed to be Repurchased at Fair Market Value               (2.1)         (2.0)         (2.5)
                                                                               ------        ------        ------
        Total Weighted Average Shares and Equivalents (Denominator)              41.9          42.6          42.9
                                                                               ------        ------        ------
    Diluted Net Income per Share                                               $ 1.05        $ 1.34        $ 1.21
                                                                               ======        ======        ======

NOTE 7 -- INCOME TAXES

Year Ended December 31 (In millions)                                     2000          1999          1998
-----------------------------------------------------------------------------------------------------------

Income before income taxes for the year ended
  December 31 was derived in the following jurisdictions:
        U.S                                                              $57.9         $59.7         $58.5
        Non-U.S                                                           16.3          36.7          28.8
                                                                         -----         -----         -----
                                                                         $74.2         $96.4         $87.3
                                                                         =====         =====         =====

The provision for income taxes is comprised of the following:
        Current:
             U.S. Federal                                                $(1.0)        $21.7         $15.5
             U.S. State                                                   (0.2)          5.1           4.1
             Non-U.S                                                       8.5          16.7           8.1
        Deferred:
             U.S. Federal                                                 21.5          (1.7)          6.4
             U.S. State                                                    4.0          (0.2)         (1.9)
             Non-U.S                                                      (2.4)         (2.1)          3.3
                                                                         -----         -----         -----
Total Provision                                                          $30.4         $39.5         $35.5
                                                                         =====         =====         =====

The differences between the U.S. federal statutory income tax as measured based on pre-tax income and the Company's
  effective rate are:
        U.S. federal statutory income tax rate                            35.0%         35.0%         35.0%
        State income taxes, net of federal benefit                         1.4           4.1           3.3
        Change in valuation allowance                                     (0.4)         (0.2)          0.7
        Research tax credits                                              (0.5)         (1.5)         (0.4)
        Meals and entertainment                                            3.3           2.7           2.4
        Goodwill and Other Non-deductibles                                 1.4           0.8           0.6
        Benefit of Non-U.S. Subsidiary Conversion                           --            --          (1.7)
        Impact of Non-U.S. jurisdictions                                   2.0           2.4           1.4
        Other                                                             (1.2)         (2.3)         (0.6)
                                                                         -----         -----         -----
Effective Rate                                                            41.0%         41.0%         40.7%
                                                                         =====         =====         =====

Year Ended December 31 (In millions)                                       2000          1999            1998
---------------------------------------------------------------------------------------------------------------

The tax effect of temporary differences that give rise to
  significant portions of the deferred tax assets and deferred tax liabilities at December 31 are as follows:
        Deferred Tax Assets:
             Accrued Expenses                                            $   0.0        $  10.3        $   3.2
             Employee Related Compensation                                  23.9           19.3           13.7
             Deferred Revenue                                                1.6            1.7            1.0
             Allowance for Doubtful Accounts                                 3.3            4.5            3.9
             Loss and Credit Carryforwards                                   6.7            5.2            3.5
             Other                                                           7.5            6.9            5.0
                                                                         -------        -------        -------
        Subtotal                                                            43.0           47.9           30.3
        Valuation Allowance                                                 (0.6)          (0.9)          (1.1)
                                                                         -------        -------        -------
        Total Deferred Tax Assets                                        $  42.4        $  47.0        $  29.2
                                                                         -------        -------        -------


        Deferred Tax Liabilities:
             Unbilled Receivables                                        $ (35.1)       $ (27.1)       $ (19.9)
             Capitalized Software                                          (51.0)         (42.4)         (29.2)
             Other                                                          (1.4)           0.5           (6.1)
                                                                         -------        -------        -------
        Total Deferred Tax Liabilities                                     (87.5)         (69.0)         (55.2)
                                                                         -------        -------        -------
        Net Deferred Tax Liabilities                                     $ (45.1)       $ (22.0)       $ (26.0)
                                                                         =======        =======        =======


        Certain of the Company's subsidiaries have net operating losses totaling $22.4 million. Losses of $8.1 million expire on or before the close of year 2020. Losses of $14.3 million carry forward over an indefinite period. As a result of restrictions on the utilization of certain losses, a valuation allowance has been placed on those losses. The net changes in total valuation allowance for the years ended December 31, 2000, 1999, and 1998 were a decrease of $0.3 million, a decrease of $0.2 million, and an increase of $0.6 million respectively. The Company also has jobs tax credits of $0.3 million that expire between 2010 and 2012.

        The Company has not provided for U.S. federal income and foreign withholding taxes on $15.7 million of non-U.S. subsidiaries' undistributed earnings as of December 31, 2000, because such earnings are intended to be reinvested indefinitely. It is not practicable to estimate the amount of any additional taxes which may be payable on the undistributed earnings. If these earnings were distributed, foreign tax credits would become available under current law to reduce or eliminate the resulting U.S. income tax liability.

        The Company paid income taxes of approximately $13.0 million, $43.0 million, and $23.4 million, in 2000, 1999, and 1998, respectively.


NOTE 8 -- DEFERRED COMPENSATION PLAN

        The Company has deferred compensation plans which were implemented in late 1996, and permit eligible employees and directors to defer a specified portion of their compensation. The deferred compensation earns a specified rate of return. As of year end 2000 and 1999 the Company had accrued $36.4 million and $28.3 million, respectively, for its obligations under these plans. The Company expensed $2.6 million,$1.8 million, and $1.4 million in 2000, 1999 and 1998, respectively, related to the earnings by the deferred compensation plan participants.

        To fund these plans, the Company purchases corporate-owned life insurance contracts. Proceeds from the insurance policies are payable to the Company upon the death of the insured. During 1999 the Company received proceeds of $1.2 million associated with one of the policies, which were subsequently re-invested in the existing corporate-owned life insurance contracts. The cash surrender value of these policies, included in "Other Assets", was $32.6 million at December 31, 2000 and $28.1 million at December 31, 1999. There were no outstanding loans at December 31, 2000 or December 31, 1999 on these policies.


NOTE 9 -- EMPLOYEE PENSION PLAN

        The Company has a simplified employee pension plan, which became effective January 1, 1980. This plan is a defined contribution plan whereby contributions are based on the application of a percentage specified by the Company to the qualified gross wages of eligible employees. The Company makes annual contributions to the plan equal to the amount accrued for pension expense. Total expense of the plan was $16.7 million in 2000, $14.0 million in 1999, and $11.5 million in 1998.


NOTE 10 -- JOINT VENTURE AND ACQUISITION

        In 1998, the Company established a joint venture with Bank of Montreal to provide online loan application and decisioning services to small and mid-size financial institutions via a new limited liability company, Competix L.L.C. In October 1999, Competix converted from a limited liability company to a C-corporation in which the Company currently maintains a 40% interest. Competix is authorized to issue up to 20% of its stock to its employees, issuable upon the exercise of stock options. At such time or times as Competix employees exercise these stock options, AMS's percent ownership in Competix will be reduced. The Company recorded a gain of $3.5 million during fiscal year 2000 in connection with the sale of a portion of the Company's then current holdings. In 2000 and 1999, the Company invested $3.8 million and $1.8 million, respectively, in connection with its interest in Competix, which investment was reduced by $4.2 million and $4.3 million related to the Company's share of the losses incurred by Competix in 2000 and 1999 respectively. These losses have reduced the Company's investment to zero as of December 31, 2000. The Company has a note receivable from Competix with a gross value of $4.3 million at December 31, 2000. Approximately $1.7 million was charged to earnings as a "Loss on Equity Investment" which served to reduce this note receivable during fiscal year 2000 bringing the net balance to $2.6 million.

        In September 2000, the Company acquired Synergy Consulting, Inc., a California based provider of systems integration, eBusiness and management consulting services in a purchase business combination for a cash payment of $20 million. The Company recorded Goodwill associated with the acquisition of approximately $20.0 million, which will be amortized over 15 years. In addition, the Company has a contingent obligation to pay the seller up to an additional $15 million based upon certain financial and/or project related targets being met. These payments, if made, will be added to the acquisition price and recorded as additional Goodwill. The results of Synergy have been included in the Company's Statement of Operations since September 1, 2000.

        NOTE 11 -- COMMITMENTS AND CONTINGENCIES

        The Company occupies production facilities and office space (real property) and uses various equipment under operating lease agreements, expiring at various dates through the year 2011.

        The commitments under these agreements, as of December 31, 2000, are summarized in the table below. Payments under the real property leases are generally subject to escalation based upon increases in the Consumer Price Index, operating expenses, and property taxes.


                     Gross Rentals and Maintenance Payments

(In millions)          Real Property   Equipment      Total
-------------------------------------------------------------

2001                         44.9         15.0         59.9
2002                         41.9          7.6         49.5
2003                         37.1          2.3         39.4
2004                         31.2          1.3         32.5
2005 and beyond             139.1           --        139.1
                           ------       ------       ------

Total                      $294.2       $ 26.2       $320.4
                           ======       ======       ======


        Operating lease expense for 2000, 1999, and 1998 was approximately $67.4 million, $51.0 million and $45.1 million, respectively.

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

        On April 22, 1999 the Company was served with a complaint alleging that it failed to deliver software conforming to a contract that it entered into with the State of Mississippi (the State). The matter proceeded to trial and on August 23, 2000, a jury awarded the State actual and punitive damages totaling $474.5 million. On August 28, 2000 the Company reached a fully negotiated settlement with the State for $185.0 million and on the same day the court signed an order dismissing the matter with prejudice in recognition of the settlement. The present value of the settlement was approximately $135.0 million, of which approximately $102.0 million was paid by the Company's insurers.

        The Company recorded a charge of $35.2 million to earnings for the quarter ended September 30, 2000 for the settlement and the related expenses. Approximately $34.4 million of this liability was paid during fiscal year 2000, $12.3 million of which was used to purchase guaranteed funding contracts. The guaranteed funding contracts were purchased from two large insurance companies, in the names of the State agencies which are to receive the settlement payments to fund all remaining amounts owed under the settlement. In the remote event that the insurance companies are unable to pay the amounts, the Company remains contingently liable. The Company's balance sheet does not reflect either the assets (guaranteed funding contracts) or the contingent liability.

        On September 11, 2000 the Company filed a lawsuit against National Union Fire Insurance Company, one of its insurance carriers, seeking damages arising from National Union's failure to take advantage of opportunities to settle the Mississippi litigation (discussed in the preceding paragraph) well within National Union's policy limits. Federal Insurance Company (Federal) has joined in that claim to recover the amount of secondary excess coverage that it contributed to the Mississippi settlement. On November 13, 2000, National Union filed a motion to dismiss the case, to stay the matter pending decision in a case that it filed against the Company and Federal in the Fairfax County Circuit Court (discussed in the following paragraph), or in the alternative, to transfer the case from the United States District Court for the Southern District of Mississippi to the United States District Court for the Eastern District of Virginia. The

Company and Federal have responded to the motion and it is pending before the court. The motion to stay may be rendered moot by actions of the Fairfax County Circuit Court (discussed below). The court has set a schedule under which discovery is to be completed by June 1, 2001, substantive motions are to be filed by June 15, 2001, and a pretrial conference is to be held on September 14, 2001. The case is scheduled for trial during the period from October 1, 2001 to October 19, 2001.

        On September 22, 2000 the Company was served with a declaratory judgement complaint filed by National Union in the Circuit Court for Fairfax County, Virginia. National Union seeks a determination that it did not breach its obligation to the Company in the failure to settle the Mississippi action and further seeks a court determination that its excess policy has been exhausted as a consequence of National Union's payment toward the settlement. The Company and Federal have filed a motion to dismiss or stay the Virginia lawsuit in favor of the lawsuit filed by the Company and Federal in Mississippi. On January 11, 2001, the Fairfax County Court denied the requests to dismiss or stay the case. The court invited the parties to move for reconsideration of its order and both the Company and Federal have done so. On February 9, 2001, the Company and Federal asserted defenses to National Union's complaint. On the same day, National Union filed a motion to amend its complaint to add (i) a request for a declaration that National Union has no liability for any existing or potential claim that otherwise would be within the coverage of the National Union policy and (ii) a claim that the Company breached duties of cooperation and participation under the National Union policy and that the Company is liable to National Union for damages in the amount of $37 million plus interest. On March 28, 2001, the Court issued a ruling dismissing National Union's claims without prejudice, with the exception of the counterclaim for $37 million plus interest, which is stayed pending the outcome of the case pending in Mississippi.

        On September 9, 1999 Bezeq, an Israeli Company, filed suit against a subsidiary of the Company alleging that the subsidiary was in breach of a contract with Bezeq. In the complaint, Bezeq sought damages in the approximate amount of $39.0 million, which amount included amounts secured by bank guarantees made in favor of Bezeq. On January 19, 2000, the Company's subsidiary filed a counterclaim against Bezeq alleging, among other things, breach of contract and seeking approximately $58.8 million in damages. On September 21, 2000, the Company's subsidiary and Bezeq entered into a settlement agreement, pursuant to which, among other things, neither party admitted any fault and each party released the other and the other's affiliates from any claims. The total amount paid by the Company's subsidiary to Bezeq pursuant to the settlement agreement did not exceed the amount previously reserved for potential losses under the contract. In light of the settlement, the applicable court dismissed both the claim and counterclaim with prejudice on October 24, 2000. The settlement agreement has been performed fully and the mutual releases contained therein are effective. The Company recorded approximately $3.7 million in other income for the year ended December 31, 2000 related to the recovery of certain previously recorded costs associated with this project.

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

NOTE 12 -- SEGMENT REPORTING AND SIGNIFICANT CUSTOMERS

        The Company has adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" as required and comparative information for earlier years is presented below. The Company engages in business activities in one operating segment that provides information technology consulting services to large clients in targeted vertical markets. The chief operating decision-maker is provided information about the revenues generated in key client industries. The resources needed to deliver the Company's services are not separately reported by industry. The Company markets its services worldwide, and its operations are grouped into two main geographic areas according to the location of each of the Company's subsidiaries. The Company's long-lived assets are located primarily in the United States. The two groupings consist of United States locations and non-US locations. Pertinent financial data is summarized below.

Year Ended December 31 (In millions)                       2000           1999           1998
------------------------------------------------------------------------------------------------

Revenues by Target Market

   New Media and Communications Firms                    $  317.4       $  337.6       $  266.6
   Financial Services and Institutions                      213.9          193.9          210.2
   State and Local Governments and Education                327.6          346.3          282.1
   Federal Government Agencies                              353.2          300.3          241.3
   Other Corporate Clients                                   67.2           62.2           57.6
                                                         --------       --------       --------

   Consolidated Total                                    $1,279.3       $1,240.3       $1,057.8
                                                         ========       ========       ========
Revenues by Geographic Area

   U.S. Companies                                        $1,100.2       $1,048.4       $  873.3
   Non-US Companies                                         179.1          191.9          184.5
                                                         --------       --------       --------

   Consolidated Total                                    $1,279.3       $1,240.3       $1,057.8
                                                         ========       ========       ========


        Revenues from AMS's U.S. Companies include export sales to non-US clients of $17.2 million in 2000, $34.8 million in 1999, and $23.9 million in 1998. As a result the Company's total non-US client revenues, primarily in Western Europe, were as follows:

Year Ended December 31 (In millions)              2000           1999           1998
---------------------------------------------------------------------------------------

   Exports By U.S. Companies                     $  17.2        $  34.8        $  23.9
   Non-US Companies                                179.1          191.9          184.5
                                                 -------        -------        -------

   Total Non-US Client Revenues                  $ 196.3        $ 226.7        $ 208.4
                                                 =======        =======        =======
      Percent of Total Revenues                     15.3%          18.3%          19.7%
                                                 =======        =======        =======


        Long lived assets located within the U.S. were approximately $166.9 million, $135.7 million and $108.2 million for fiscal year 2000, 1999 and 1998, respectively. Long lived assets held outside the U.S. were approximately $10.0 million, $10.2 million and $13.0 million for 2000, 1999 and 1998, respectively.

Significant Customers:

        Total revenues from the U.S. Government, comprising 91 clients in 2000, 112 clients in 1999, and 109 clients in 1998, were approximately $342.2 million in 2000, $288.2 million in 1999, and $224.8 million in 1998. No other customer accounted for 10% or more of total revenues in 2000, 1999, or 1998.

REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Stockholders of American Management Systems, Incorporated
Fairfax, Virginia

We have audited the accompanying consolidated balance sheets of American Management Systems, Incorporated and subsidiaries (the Company) as of December 31, 2000 and 1999, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of American Management Systems, Incorporated and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP

McLean, Virginia
February 14, 2001

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

                                                                                       Period-to-Period
                                                   Percentage of Total Revenues             Change
                                                   ----------------------------       ------------------
                                                                                      2000        1999
                                                                                       vs.         vs.
                                                   2000        1999        1998       1999        1998
--------------------------------------------------------------------------------------------------------

Revenues ....................................     100.0%      100.0%      100.0%       3.1%       17.3%
      Expenses
      Client Project Expenses ...............      52.9        52.7        54.5        3.5        13.5
      Other Operating Expenses ..............      31.4        30.7        28.8        5.6        24.3
      Corporate Expenses ....................       7.1         7.1         7.5        2.9        12.2
      Provision for Specific Contract .......        --         1.6         0.7         --       185.7
      Provision for Contract Litigation
        Settlement ..........................       2.7          --          --         --          --
                                                  -----       -----       -----
                                                   94.1        92.1        91.5        5.4        18.0
Income from Operations ......................       5.9         7.9         8.5      (23.4)        8.9
Other (Income) Expense ......................       0.1         0.1         0.2      (46.7)      (42.3)
                                                  -----       -----       -----
Income Before Income Taxes ..................       5.8         7.8         8.3      (23.0)       10.4
Income Taxes ................................       2.4         3.2         3.4      (23.0)       11.3
                                                  -----       -----       -----
Net Income ..................................       3.4         4.6         4.9      (23.0)        9.8
Weighted Average Shares Outstanding .........                                         (1.0)       (0.5)
Basic Net Income per Share ..................                                        (22.1)       10.6
Weighted Average Shares and Equivalents .....                                         (1.6)       (0.7)
Diluted Net Income per Share ................                                        (21.6)       10.7

        REVENUES

        Revenues increased 3% for the year ended December 31, 2000, compared to 17% for the fiscal year ended December 31, 1999. Approximately 85% of each year's revenues came from clients for whom the Company performed services in prior years. Looking ahead to 2001, the Company expects revenue growth to continue at rates moderately above the rates experienced in 2000. Through leveraging existing client relationships, ensuring quality execution, and targeting new clients, the Company expects revenues within the Federal Government market and Other Corporate clients market to grow faster than the overall growth rate of the Company while revenues in all other markets will approximate the Company's overall growth rate.

        The Company continues to focus on expanding its delivery of enterprise-wide business and technology solutions - including eBusiness solutions- tailored to clients in financial services, new media and communications, federal, state and local governments as well as health care and utilities. These solutions help our clients to improve business performance by creating tools for businesses to achieve greater cost savings, deliver improved customer service, and leverage cross-sell and up-sell opportunities in their markets.

        Business with non-US clients decreased 14% to $196 million during 2000 compared to an increase of 9% to $227 million during 1999. The decrease in revenues during 2000 was a result of lower than expected revenue growth in the New Media and Communications Firms market driven by the ramping down of large projects across Europe and slower than expected project starts. A principal contributor to this decrease in revenues was a slowdown in the growth of the telecommunications industry worldwide, which experienced significant industry market consolidations, and larger than expected decreases in industry wide spending. Business with non-US clients represented 15% and 18% of the Company's total revenues for 2000 and 1999, respectively. The Company continues to focus on positioning itself to achieve growth in non-US business going forward and expanding the number of services offered to these clients. For fiscal year 2001, the Company expects revenues for non-US business to be in line with the overall Company revenue growth rate when compared to the same 2000 periods.

        In the New Media and Communications Firms market, a market characterized by large projects with relatively few clients, revenues decreased 6% in fiscal 2000 when compared to 1999 and increased 27% during 1999 when compared to 1998. The completion of large projects in 1999, as well as certain new projects not ramping up as quickly as anticipated, produced lower revenues than the Company expected in 2000. Non-US revenues decreased 21% in 2000 and increased 19% in 1999 when compared to 1998. As previously discussed, a principal contributor to these decreases in revenues was a slowdown in the growth of the telecommunications industry world-wide that experienced significant industry market consolidations and larger then expected decreases in spending. Despite industry slow-downs throughout 2000, the Company experienced continued success with key clients and emerging work in this market. By continuing to focus on key client relationships and quality project execution during 2001, the Company expects revenue growth in this market to increase at rates similar to the Company's overall revenue growth rate. In the first half of 2000, the Company substantially completed work related to its joint development contract with a European client for its next generation customer care and billing software known as "Tapestry." The Company therefore began amortizing this asset which resulted in approximately $6.4 million of amortization expense for fiscal 2000. The asset will continue to be amortized in the amount of approximately $3.9 million each quarter. On October 19, 2000 the Company announced a multi-year, multi-million dollar contract for implementation of its Tapestry customer care and billing product suite to its first North American client, a multi-billion dollar Fortune 100 company. The Company has since signed a second smaller contract and there continues to be significant market interest in Tapestry.

        Notwithstanding projected revenue growth, there continues to be risks in this market. Competition for experienced staff is especially intense in the telecommunications field, and staffing remains one of the Company's critical challenges. Additionally, the Company works in countries located in regions other than Western Europe and North America from time to time and the delivery risks in some of these other countries may be higher. Revenues in the New Media and Communications Firms market in these other locations were less than 3% of the Company's total revenues for the years ended 2000 and 1999.

        In the Financial Services Institutions target market, revenues increased 10% in 2000 and decreased 8% in 1999. The increase in revenues during 2000 was driven by increased business with new clients and a rebounding of the retail banking and insurance marketplace from last year's slowdown associated with Year 2000 "lockdowns" and business consolidation activity. Business with non-US clients accounted for approximately 34% of both fiscal 2000 and 1999 revenues in this market (approximately $73 million and $67 million respectively). In 2001, industry projections point to a slower demand for IT services in the financial services sector and increased competition for new client business. Throughout 2001, the Company expects to leverage its existing client relationships, next generation product solutions and strategic alliance relationships with leading industry providers to achieve revenue growth at rates in line with the Company's overall anticipated revenue growth rate for 2001.

        In the State and Local Governments and Education target market, revenues decreased 5% in fiscal 2000 and increased 23% in 1999. The Company's reduction in revenues was driven by the completion of several large projects as well as a longer than expected slowdown in the marketplace from Year 2000 "lockdowns," which led to slower project starts. During 2001, the Company will focus on repositioning itself for continued growth in revenues by consolidating operations to establish a targeted enterprise-wide focus for our clients as well as expand and leverage our eGovernment capabilities and existing client relationships. Revenues in the State and Local Governments and Education target market are expected to increase in 2001 at rates below the company's overall growth rate. On certain contracts with state taxation departments, the Company's fees are paid out of the benefits (increased collections) that the client achieves. The Company defers recognition of revenues on these contracts until that point at which management can predict, with reasonable certainty, that the benefit stream will generate amounts sufficient to fund the contract. From that point forward, revenues are recognized on a percentage of completion basis. Revenues on all of the current large multi-year benefits-funded contracts are currently recognized on a percentage of completion basis.

        Revenues in the Federal Government Agencies target market increased 18% in 2000 and 24% in 1999. The Company's leadership in financial systems and procurement business solutions combined with the continued expansion and extension of contracted work with the Department of Defense for its Standard Procurement System ("SPS") continued to drive the growth rate in revenues in this market above the Company's overall growth rate in 2000. Revenues with the Department of Defense accounted for approximately one-third of revenue growth in 2000 and 1999. For fiscal year 2001, the Company expects revenue growth in this market to exceed the Company's overall revenue growth rate when compared to the same 2000 period. These revenue increases will continue to be driven by the SPS contract, contracts with clients using the Company's federal financial systems and contracts leveraging the Company's strategic alliance relationships with both Seibel and Ariba.

        Revenues in the Other Corporate Clients market increased 8% in both fiscal years 2000 and 1999. The Company continues to expand its business with clients in the utilities and healthcare marketplace. For fiscal year 2001, the Company expects revenue growth in this market to increase at rates above the Company's overall growth rate.

        EXPENSES

        Client project expenses and other operating expenses together increased 4% during 2000, which was slightly above the growth rate in revenues. Comparing 1999 to 1998, client project and other operating expenses increased 17%, which was in line with the growth in revenues. The Company has made significant expenditures related to development of the "Tapestry" software which have been capitalized. Key software deliveries were completed late in the first half of 2000 and the Company began amortization of this asset yielding approximately $6.4 million of amortization expense for 2000. Amortization expense is expected to be approximately $3.9 million per quarter going forward.

        In February 2001, the Company announced a restructuring plan that will realign the Company's internal operations to a shared services model to significantly streamline support activities across the corporation. In addition, the Company is placing increased emphasis on employee skill-fit and performance. During fiscal 2001 the Company will take a restructuring charge of between $14 million and $19 million related to these efforts of which approximately $13 million will be recorded in the first quarter. The Company expects the increased emphasis on employee skill-fit and performance and the move to shared services to impact approximately 10% of the Company's US- based workforce by year end of 2001.

        Corporate expenses increased 3% and 12% in 2000 and 1999 respectively. The Company slowed the increase in Corporate expenses during fiscal year 2000 by focusing on reducing overall corporate expenses. In addition in 2000 there were no longer any significant Y2K remediation expenses that were part of corporate expenses driving the comparable 1999 period. As part of the restructuring plan previously discussed, in 2001 the Company will realign internal operations to streamline support activities by moving to a shared services model for internal functions such as Human Resources and internal IT support. For fiscal 2001, the Company expects corporate expenses to grow at rates corresponding to the Company's overall revenue growth rate due to focused efforts on streamlining the Company's business model as well as reductions in corporate level performance based incentive compensation and profit based compensation under the Company's restricted stock program.

        As discussed more fully in the section of this Form 10-K entitled "Legal Proceedings," the Company recorded a charge of $35.2 million to pre-tax earnings in the second half of 2000 due to the settlement of a lawsuit filed by the State of Mississippi and the payment of related expenses. During the second half of 2000 the Company made payments of approximately $34.4 million in relation to the settlement, and expects to pay the remaining liability of $0.8 million through the first quarter of fiscal year 2001. Approximately $12.3 million of the $34.4 million paid, as well as amounts paid by the Company's insurers, was used to purchase guaranteed funding contracts in the names of the State agencies which are to receive the settlement payments. In the remote event that the insurance companies from which the Company purchased the guaranteed funding contracts are unable to make the settlement payments, the Company remains contingently liable.


        INCOME FROM OPERATIONS

        Income from operations decreased 23% in 2000 compared to an increase of 9% in 1999. The 2000 decrease was primarily driven by the above-mentioned contract litigation settlement with the State of Mississippi. Additionally, throughout 2000 the Company made substantial investments in marketing, training, and infrastructure focusing on the Company's strategic alliances as well as business development efforts. Importantly, the Company's operating profit margins have continued to remain strong due to an ongoing emphasis on well-structured and well-priced engagements, tightly managed delivery risk, and focused reductions in indirect costs company-wide. For 2001, the Company will continue to focus on streamlining its corporate support activities and controlling expenses while emphasizing managed growth.

        OTHER (INCOME) EXPENSE

        The Company incurred $3.4 million of interest expense net of interest income in 2000 compared to no interest (income) expense in 1999 and $0.8 million net interest expense in 1998. The increase in 2000 was due to temporary increases in the amounts of short-term borrowings driven by the Company's increased investments in strategic alliances, the Company's acquisition of Synergy Consulting, Inc. and the Company's settlement with the State of Mississippi. Other Expense decreased in both 2000 and 1999 over the preceding years. The continued decrease in 2000 was primarily driven by approximately $3 million in expenses recovered related to the finalization of the contract settlement with an Israeli telecommunications firm, Bezeq, discussed in detail in "Legal Proceedings," which offset losses recorded for the Company's investment in Competix, which is described below.

        The Company continues to develop its investment strategy and evaluate opportunities presented by certain business relationships that would generate additional income for its core business, leverage its existing assets (customers, competencies, relationships, and technologies) and maximize shareholder value. In late 1998, the Company established a joint venture with Bank of Montreal to provide online processing services for loan applications to small and mid-size financial institutions via a new firm, Competix.com (formerly Competix, L.L.C.). The Company's share of Competix.com's losses was $5.9 million in 2000, $4.3 during 1999, and $0.7 in 1998, related to the Competix.com joint venture. During the first half of 2000 the Company sold a small portion of its investment in Competix.com. This sale generated a $3.5 million gain. At year-end 2000, the Company's remaining basis in its investment is a $2.6 million note receivable due from Competix.com. In 2001, the Company will continue to recognize its share of losses to write-down this receivable.

        INCOME TAXES

        The Company's effective tax rate for 2000 and 1999 was 41% compared to 40.7% in 1998. The Company expects that its effective tax rate in 2001 will be generally consistent with its historical rates.


FOREIGN CURRENCY EXCHANGE

        Approximately 15% of the Company's total revenues in 2000, 18% in 1999, and 20% in 1998 were derived from non-US clients. The Company's practice is to negotiate contracts in the same currency in which the predominant expenses are incurred, thereby mitigating the exposure to foreign currency exchange fluctuations. It is not possible to accomplish this in all cases; thus, there is some risk that profits will be affected by foreign currency exchange fluctuations. In a further effort to mitigate foreign currency exchange risk, the Company has established a notional cash pool with a European bank. This arrangement allows the Company to better utilize its cash resources among all of the Company's subsidiaries, without incurring foreign currency conversion risks, thereby mitigating foreign currency exposure for these transactions. The Company also actively manages the excess cash balances in the cash pool, which tends to increase net interest income. In the past, the Company had employed limited hedging of inter-company balance sheet transactions through derivative instruments (foreign currency swap contracts); however, as of December 31, 2000 the Company had no such outstanding derivative contracts.

LIQUIDITY AND CAPITAL RESOURCES

        The Company provides for its operating cash requirements primarily through funds generated from operations. Through an available bank facility, the Company can also provide for cash and currency management with respect to the short-term impact of certain cyclical uses, such as annual payments of incentive compensation as well as financing, from time to time, accounts receivable and other obligations. At December 31, 2000, the Company's cash and cash equivalents totaled $43.2 million, down from $111.3 million at the end of 1999. Cash used in operating activities during 2000 was $1.4 million compared to cash provided by operating activities of $109.1 million in 1999. The primary drivers of cash used in operating activities during 2000 were payments associated with the losses related to Bezeq and the litigation settlement with the State of Mississippi. Other drivers include payments for incentive compensation and a reduction in contract pre-payments (deferred revenue).

        During 2000, the Company invested approximately $97.5 million in fixed assets, software purchases, internally developed computer software and other investments compared to $67.1 in 1999. The Company's expansion of its strategic alliances and business ventures as well as the creation of the next generation software products drive these investments for the State and Local Government and Financial Services markets. During the second half of 2000 the Company invested approximately $20 million in the purchase of Synergy Consulting, Inc., a California based provider of systems integration, eBusiness, and management consulting services. This investment continues to build on the Company's core competencies in the State and Local Governments and Education markets. This investment has been accretive to earnings in fiscal 2000 and is expected to be so in fiscal 2001 and beyond.

        Revolving line of credit borrowings were $35 million at December 31, 2000 compared to zero at December 31, 1999. During 2000, the Company made principal payments of $59.1 million on outstanding debts owed to banks compared to $5.4 million in 1999. The aggregate weighted average short-term borrowings were approximately $34.1 million in 2000 and $0.4 million in 1999 at weighted daily average interest rates of 6.5% and 5.7% respectively. In 2000, the Company received proceeds of approximately $12.3 million from the exercise of stock options compared to $14.2 million in 1999. The Company repurchased approximately 190,000 shares of common stock in the open market during 2000 at a cost of approximately $4.5 million compared to 1.9 million shares repurchased in 1999 at a cost of approximately $52 million. The Company has authorization from the Board of Directors to purchase up to an additional 1.2 million shares.

        The Company's material unused source of liquidity at the end of 2000 consisted of approximately $85 million under the $120 million multi-currency revolving credit agreement with Bank of America and Wachovia Bank as agents ("the 1998 Agreement").

        In March 2001, the Company and certain of its subsidiaries amended the 1998 Agreement (the "March 2001 Amendment"), and the 1998 Agreement, as amended (the "Amended 1998 Agreement") became effective as of March 21, 2001. Under the Amended 1998 Agreement, interest on borrowings will generally range from LIBOR plus 62.5 basis points to LIBOR plus 77.5 basis points, dependent upon the fixed charge coverage ratio. In addition, under the Amended 1998 Agreement, the facility fee will range from 25 to 35 basis points of the total facility, based upon the same performance measure. Previously under the 1998 Agreement, if 50% or more of the facility was utilized, an additional usage fee of 12.5 basis points applied. The March 2001 Amendment eliminated the utilization fee. The Company believes that its liquidity needs can be met from the sources described above.

NEW ACCOUNTING PRONOUNCEMENTS

        In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133 as amended by statements No. 137 and 138 entitled "Accounting for Derivative Instruments and Hedging Activities." This Statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company will adopt this new accounting standard effective January 1, 2001. The adoption of this standard will have no material impact on the Company's consolidated financial statements.

                 ASSUMPTIONS UNDERLYING CERTAIN FORWARD-LOOKING
                                 STATEMENTS AND
                     FACTORS THAT MAY AFFECT FUTURE RESULTS


        Over the next several years, the Company expects to continue to experience managed growth in revenues. The continuing controlled growth in revenues should enable the Company to continue improving its profit margins, which have been reduced from time to time for after-tax reserves related to troubled contracts.

        The Company faces continuing risks in the area of project delivery and staffing. AMS has established a reputation in the marketplace of being a firm that delivers on time and in accordance with specifications regardless of the complexity of the application and the technology. The Company's customers often have a great deal at stake in being able to meet market and regulatory demands, and demand very ambitious delivery requirements. In order to meet its contractual commitments, AMS must continue to recruit, train, and assimilate successfully large numbers of entry-level and experienced employees annually, as well as to provide sufficient senior managerial experience on engagements, especially on large, complex projects. Moreover, this staff must be re-deployed on projects globally. Staffing projects in certain less industrialized countries can pose special risks and challenges. The Company must also manage rates of attrition, in view of increased competition for its talent.

        There is also the risk of failing to successfully manage large projects and the risk that the unanticipated delay, suspension, renegotiation or cancellation of a large project could have an adverse impact on operating results. Any such development in a project could result in a decline in revenues or profits, the need to relocate staff, a lawsuit or other dispute with a client regarding money owed, or damages incurred as a result of alleged non-performance by AMS and a diminution of AMS's reputation. Changing client requirements, such as scope changes and process issues, and delays in client acceptance of interim project deliverables, are other examples of risks of non-performance, especially in large complex projects. All of these risks are magnified in the largest projects and markets simply because of their size. The Company's business is characterized by large contracts producing high percentages of the Company's revenues. For example, 40% of the Company's total revenues in 2000 was derived from business with 17 clients.

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

        The Company also faces the risk of increased competition in the markets in which it participates. In addition to any risk that the Company's competitors may create, some of the Company's current or prospective clients may decide to perform projects with their in-house staff that the Company might otherwise have undertaken. The Company also faces the risk of shrinking markets resulting from mergers and other consolidations of clients or prospective clients. Increased competition from industry rivals, as well as decisions by clients to outsource fewer projects or to consolidate with others in the Company's markets, could have a negative effect on pricing, revenues and margins.

        Events such as declines in revenues or profits, downturns in the industry in which the Company operates and downturns in the stock markets generally could result in immediate fluctuations in the trading price and volume of the Company's stock. Certain other risks, including, but not limited to, the Company's international scope of operations, are discussed elsewhere in this Form 10-K. The Company conducts business in countries other than Western Europe and North America. Contracts being performed in such non-Western countries can have higher delivery risks for a variety of reasons. Because the Company operates in a rapidly changing and highly competitive market, additional risks not discussed in this Form 10-K may emerge from time to time. The Company cannot predict such risks or assess the effect, if any, that such risks may have on its business. Consequently, the Company's various forward-looking statements, made, or to be made, should not be relied upon as a prediction of actual results.

FIVE-YEAR FINANCIAL SUMMARY

Year Ended December 31
(In millions except share and per share data)          2000           1999           1998           1997           1996
----------------------------------------------------------------------------------------------------------------------------

OPERATING RESULTS
----------------------------------------------------------------------------------------------------------------------------

      Revenues                                         $1,279.3       $1,240.3       $1,057.8         $872.3         $812.2
      Client Project Expenses                             676.5          653.8          576.2          485.0          525.9
      Other Operating Expenses                            401.4          380.0          305.7          271.6          201.9
      Corporate Expenses                                   91.2           88.6           79.0           61.4           56.8
      Provision for Specific Contract                        --           20.0            7.0             --             --
      Provision for Contract Litigation
        Settlement                                         35.2             --             --             --             --
                                                       --------       --------       --------         ------         ------
      Total Operating Expenses                          1,204.3        1,142.4          967.9          818.0          784.6
      Income From Operations                               75.0           97.9           89.9           54.3           27.6
      Other (Income) Expense                                0.8            1.5            2.6            2.9            1.4
                                                       --------       --------       --------         ------         ------
      Income Before Income Taxes                           74.2           96.4           87.3           51.4           26.2
      Income Taxes                                         30.4           39.5           35.5           20.2           10.7
                                                       --------       --------       --------         ------         ------
      Net Income                                       $   43.8       $   56.9       $   51.8         $ 31.2         $ 15.5
                                                       ========       ========       ========         ======         ======


PER COMMON SHARE DATA
----------------------------------------------------------------------------------------------------------------------------

      Basic Net Income per Common Share                $   1.06       $   1.36       $   1.23         $ 0.75         $ 0.38
      Weighted Average Shares                        41,482,378     41,917,762     42,133,843     41,361,967     40,656,760
      Diluted Net Income per Common Share              $   1.05       $   1.34       $   1.21         $ 0.74         $ 0.37
      Weighted Average Shares and Equivalents        41,912,696     42,558,786     42,938,896     42,304,018     41,925,353
      Common Shares Outstanding at Year End          41,527,563     41,018,387     42,026,510     41,544,299     40,939,209

FINANCIAL POSITION
----------------------------------------------------------------------------------------------------------------------------

      Total Assets                                       $645.9         $600.4         $537.6         $421.4         $424.2
      Fixed Assets, Net                                    35.0           31.2           37.6           45.2           48.0
      Working Capital                                     175.4          198.7          202.4          168.9          125.0
      Notes Payable                                        10.3           16.5           22.7           27.9           13.7
      Noncurrent Liabilities                               83.6           72.9           59.7           52.7           22.3
      Stockholders' Equity                                360.4          309.5          291.9          238.7          203.1

FIVE-YEAR REVENUES BY TARGET MARKET


Year Ended December 31 (In millions)                        2000           1999           1998           1997           1996
-------------------------------------------------------------------------------------------------------------------------------

Revenues

      New Media and Communications Firms(1)                 $317.4         $337.6         $266.6         $283.0         $331.9
      Financial Services Institutions                        213.9          193.9          210.2          181.1          154.1
      State and Local Governments and Education              327.6          346.3          282.1          171.4          140.7
      Federal Government Agencies                            353.2          300.3          241.3          189.2          135.7
      Other Corporate Clients                                 67.2           62.2           57.6           47.6           49.8
                                                          --------       --------       --------       --------       --------
Total Revenues                                            $1,279.3       $1,240.3       $1,057.8         $872.3         $812.2
                                                          ========       ========       ========       ========       ========



----------------------------
(1) Formerly referred to as Telecommunications Firms

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

        The following summary represents the results of operations for the two years in the period ended December 31, 2000. (In millions except per share data)

                                         1st              2nd            3rd              4th
                                       Quarter          Quarter        Quarter          Quarter         Total
----------------------------------------------------------------------------------------------------------------

2000:
----------------------------------------------------------------------------------------------------------------

Revenues                                $311.1          $318.0          $322.8           $327.4        $1,279.3
Income Before Income Taxes                25.9            27.3            (7.1)            28.1            74.2
Net Income (Loss)                         15.3            16.1            (4.2)            16.6            43.8
Basic Earnings per Share                  0.37            0.39           (0.10)            0.40            1.06
Diluted Earnings per Share                0.36            0.39           (0.10)            0.40            1.05

1999:
----------------------------------------------------------------------------------------------------------------

Revenues                                $290.9          $305.3          $321.9           $322.2        $1,240.3
Income Before Income Taxes                26.8             7.8            30.6             31.2            96.4
Net Income                                15.8             4.6            18.1             18.4            56.9
Basic Earnings per Share                  0.37            0.11            0.43             0.45            1.36
Diluted Earnings per Share                0.37            0.10            0.43             0.44            1.34

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


                                   2000                        1999
                           ---------------------       ---------------------
                             High          Low           High          Low
-----------------------------------------------------------------------------

1st Quarter                $44.375       $25.500       $39.375       $31.375
2nd Quarter                 44.440        31.750        35.000        25.875
3rd Quarter                 34.063        14.000        32.060        23.563
4th Quarter                 22.938        15.563        35.250        20.188

        The approximate number of shareholders of record of the Company's common stock as of March 23, 2001 was 1,158.

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


ANNUAL MEETING

The annual shareholders meeting has been scheduled for May 11, 2001 in Fairfax, Virginia, for stockholders of record on March 22, 2001.